FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Items

Item 1	Notice of Annual Meeting of Shareholders

Item 2	Management Proxy Circular

Item 3	Proxy Form

Item 4	Annual Report

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: March 19, 2008	By:	/s/ Sean Finn
		Name:	Sean Finn
		Title:	Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary

Item 1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Our annual meeting of holders of common shares will be held at

THE PENINSULA CHICAGO
GRAND BALLROOM
4TH FLOOR
108 EAST SUPERIOR STREET
CHICAGO, ILLINOIS (USA)

on Tuesday, April 22, 2008, at 10:00 a.m. (Central time) for:

1.	receiving the consolidated financial statements for the year ended December 31, 2007 and the auditors’ reports thereon;

2.	electing the directors;

3.	appointing the auditors;

4.	consideration of the shareholder proposal set out in Schedule “A” to the Information Circular; and

5.	transacting such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The directors have fixed March 14, 2008, as the record date for the determination of the holders of common shares entitled to receive notice of the Meeting.

By order of the board of directors

Sean Finn
SENIOR VICE-PRESIDENT PUBLIC AFFAIRS,
CHIEF LEGAL OFFICER AND CORPORATE SECRETARY

March 4, 2008
Montréal, Québec

Item 2

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS

April 22, 2008

AND

MANAGEMENT INFORMATION CIRCULAR

CN MANAGEMENT INFORMATION CIRCULAR	1

March 4, 2008

Dear Shareholder:

On behalf of the Board of Directors and Management of Canadian National Railway Company (the “Company”), we cordially invite you to attend the annual meeting of shareholders that will be held this year at The Peninsula Chicago, Grand Ballroom, 4th Floor, 108 East Superior Street, Chicago, Illinois (USA), on Tuesday, April 22, 2008, at 10:00 a.m. (Central time).

This Information Circular describes the business to be conducted at the meeting and provides information on executive compensation and CN’s governance practices. In addition to these items, we will discuss highlights of our 2007 performance and our plans for the future. You will have the opportunity to meet your directors and the senior officers of the Company.

Your participation in the affairs of the Company is important to us. If you are unable to attend in person, we encourage you to complete and return the enclosed proxy form in the envelope provided for this purpose so that your views can be represented. Also, it is possible for you to vote over the Internet by following the instructions on the enclosed proxy form. Even if you plan to attend the meeting, you may find it convenient to express your views in advance by completing and returning the proxy form or by voting over the Internet.

If your shares are not registered in your name but are held in the name of a nominee, you may wish to consult the information on pages 5 and 6 of the Information Circular with respect to how to vote your shares.

A live webcast of the meeting will be available on the Company’s website at www.cn.ca.

We look forward to seeing you at the meeting.

Sincerely,

E. Hunter Harrison	David G.A. McLean
President and Chief Executive Officer	Chairman of the Board

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Our annual meeting of holders of common shares will be held at

THE PENINSULA CHICAGO
GRAND BALLROOM
4TH FLOOR
108 EAST SUPERIOR STREET
CHICAGO, ILLINOIS (USA)

on Tuesday, April 22, 2008, at 10:00 a.m. (Central time) for:

1.	receiving the consolidated financial statements for the year ended December 31, 2007 and the auditors’ reports thereon;

2.	electing the directors;

3.	appointing the auditors;

4.	consideration of the shareholder proposal set out in Schedule “A” to the Information Circular; and

5.	transacting such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The directors have fixed March 14, 2008, as the record date for the determination of the holders of common shares entitled to receive notice of the Meeting.

By order of the board of directors

Sean Finn
SENIOR VICE-PRESIDENT PUBLIC AFFAIRS,
CHIEF LEGAL OFFICER AND CORPORATE SECRETARY

March 4, 2008
Montréal, Québec

CN MANAGEMENT INFORMATION CIRCULAR	2

INFORMATION CIRCULAR

This management information circular (the “Information Circular”) is provided in connection with the solicitation of proxies by management of Canadian National Railway Company for use at the annual meeting of its shareholders or at any adjournment or postponement thereof (the “Meeting”). In this document “you” and “your” refer to the shareholders of, and “CN”, the “Company” or “we”, “us”, “our” refer to, Canadian National Railway Company. The Meeting will be held at The Peninsula Chicago, Grand Ballroom, 4th floor, 108 East Superior Street, Chicago, Illinois (USA), on Tuesday, April 22, 2008, at 10:00 a.m. (Central time) for the purposes set forth in the foregoing Notice of Meeting. The information contained herein is given as at March 4, 2008, except as indicated otherwise.

IMPORTANT – If you are not able to attend the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy (the voting instruction form in the case of Employee Shares (as such term is defined in this Information Circular)) to Computershare Trust Company of Canada in the enclosed envelope, or by voting over the Internet no later than 5:00 p.m. (Eastern time) on April 21, 2008, or, if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Eastern time) on the business day prior to the day fixed for the adjourned or postponed meeting. If you are a non-registered shareholder, reference is made to the section entitled “How do I vote if I am a non-registered shareholder?” on page 5 of this Information Circular.

What’s Inside

4	Questions and Answers – Voting and Proxies

7	Business of the Meeting
7	Financial Statements
7	Election of Directors
7	Appointment of Auditors
7	Shareholder Proposal

8	Nominees for Election to the Board
8	Description of Nominees
14	Board of Directors Compensation
16	Share Ownership
17	Additional Disclosure Relating to Directors
18	Board and Committee Attendance

19	Statement of Corporate Governance Practices
19	General
19	Code of Business Conduct
20	Independence of Directors
20	Independent Chairman of the Board
20	Position Descriptions
21	No Other Common Directorships
21	Election of Directors
21	Committees of the Board
22	Board and Committee Meetings
23	Board Performance Assessment
23	Director Selection
24	Director Orientation and Continuing Education
25	Audit Committee Disclosure

29	Statement of Executive Compensation
29	Report on Executive Compensation by the Human Resources and Compensation Committee
38	Officers’ Remuneration
47	Performance Graph

48	Other Information
48	Indebtedness of Directors and Executive Officers
48	Shares Owned or Controlled by Senior Management
48	Interest of Informed Persons and Others in Material Transactions
48	Directors’ and Officers’ Insurance
48	Shareholder Proposals
48	Availability of Documents
48	Approval

49	SCHEDULE “A” – Shareholder Proposal

51	SCHEDULE “B” – Mandate of the Board

CN MANAGEMENT INFORMATION CIRCULAR	3

QUESTIONS AND ANSWERS

Voting and Proxies

The following questions and answers provide guidance on how to vote your shares.

Who can vote?

Shareholders who are registered as at the close of business on March 14, 2008 (the “record date”), will be entitled to vote at the Meeting or at any adjournment or postponement thereof, either in person or by proxy.

As of the close of business on February 29, 2008, the Company had outstanding 481,408,151 common shares without par value. Subject to the voting restrictions described below, each common share carries the right to one vote.

What will I be voting on?

Shareholders will be voting (i) to elect directors of the Company, (ii) to appoint KPMG LLP as auditors of the Company, and (iii) on the shareholder proposal set out in Schedule “A” to this Information Circular. Our board of directors and our management are recommending that shareholders vote FOR items (i) and (ii), and AGAINST the proposal referred to in item (iii).

How will these matters be decided at the Meeting?

A simple majority of the votes cast, in person or by proxy, will constitute approval of these matters.

Who is soliciting my proxy?

Management of the Company is soliciting your proxy. The solicitation is being made primarily by mail, but our directors, officers or employees may also solicit proxies at a nominal cost to the Company. The Company has retained the services of Kingsdale Shareholder Services Inc. for the solicitation of proxies in Canada and the United States, at an aggregate cost estimated to be CAD$40,000 plus additional costs relating to out-of-pocket expenses.

Who can I call with questions?

If you have questions about the information contained in this Information Circular or require assistance in completing your form of proxy, please call Kingsdale Shareholder Services Inc., the Company’s proxy solicitation agent, toll-free at 1-866-851-2484.

How can I contact the transfer agent?

You can contact the transfer agent either by mail at Computershare Trust Company of Canada, 100 University Ave, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1, by telephone at 1-800-564-6253, by fax at 1-866-249-7775 or by email at service@computershare.com.

How do I vote?

If you are eligible to vote and your common shares are registered in your name, you can vote your common shares in person at the Meeting or by proxy, as explained below. If your common shares are held in the name of a nominee, please see the instructions below under “How do I vote if I am a non-registered shareholder?”.

What are the voting restrictions?

Our articles of incorporation, as amended, provide that no person, together with his or her associates, shall hold, beneficially own or control, directly or indirectly, voting shares to which are attached more than 15% in the aggregate of the votes attached to all our voting shares that may ordinarily be cast to elect directors of the Company. In addition, where the total number of voting shares held, beneficially owned or controlled, directly or indirectly, by any one person together with his or her associates exceeds such 15% maximum, no person shall, in person or by proxy, exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or his or her associates.

How do I vote if I am a registered shareholder?

1.	VOTING BY PROXY

You are a registered shareholder if your name appears on your share certificate. If this is the case, you may appoint someone else to vote for you as your proxy holder by using the enclosed form of proxy. The persons named as proxies in such form of proxy are the Board chair and the President and Chief Executive Officer of the Company. However, you have the right to appoint any other person or company (who need not be a shareholder) to attend and act on your behalf at the Meeting. That right may be exercised by writing the name of such person or company in the blank space provided in the form of proxy or by completing another proper form of proxy. Make sure that the person you appoint is aware that he or she is appointed and attends the Meeting.

•   How can I send my form of proxy?
You can either return a duly completed and executed form of proxy to the transfer agent and registrar for the Company’s common shares, Computershare Trust Company of Canada, in the envelope provided, or you can vote over the Internet by following the instructions on the form of proxy.

CN MANAGEMENT INFORMATION CIRCULAR	4

•	What is the deadline for receiving the form of proxy?

The deadline for receiving duly completed forms of proxy or a vote over the Internet is 5:00 p.m. (Eastern time) on April 21, 2008, or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Eastern time) on the business day prior to the day fixed for the adjourned or postponed meeting.

•	How will my common shares be voted if I give my proxy?

Your common shares will be voted or withheld from voting in accordance with your instructions indicated on the proxy. If no instructions are indicated, your common shares represented by proxies in favour of the Board chair or the President and Chief Executive Officer will be voted FOR the election of management’s nominees as directors, FOR the appointment of KPMG LLP as auditors, AGAINST the shareholder proposal set out in Schedule “A” and at the discretion of the proxy holder in respect of amendments to any of the foregoing matters or on such other business as may properly be brought before the Meeting. Should any nominee named herein for election as a director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of management will vote for the election in his or her stead for such other person as management of the Company may recommend. Management has no reason to believe that any of the nominees for election as directors will be unable to serve if elected to office and management is not aware of any amendment or other business likely to be brought before the Meeting.

•	If I change my mind, how can I revoke my proxy?

You may revoke your proxy at any time by an instrument in writing (which includes another form of proxy with a later date) executed by you, or by your attorney (duly authorized in writing), and (i) deposited with the Corporate Secretary of the Company at the registered office of the Company (935 de La Gauchetière Street West, Montréal, Québec, Canada, H3B 2M9) at any time up to and including 5:00 p.m. (Eastern time) on the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or (ii) filed with the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or in any other manner permitted by law or in the case of a vote over the Internet, by way of a subsequent Internet vote.

2.	VOTING IN PERSON

If you wish to vote in person, you may present yourself to a representative of Computershare Trust Company of Canada at the registration table. Your vote will be taken and counted at the Meeting. If you wish to vote in person at the Meeting, do not complete or return the form of proxy.

How do I vote if I am a non-registered shareholder?

If your common shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker, you are a “non-registered shareholder”. If your common shares are listed in an account statement provided to you by your broker, those common shares will, in all likelihood, not be registered in your name. Such common shares will more likely be registered under the name of your broker or an agent of that broker. Without specific instructions, Canadian brokers and their agents or nominees are prohibited from voting shares for the broker’s client. If you are a non-registered shareholder, there are two ways, listed below, that you can vote your common shares:

1.	GIVING YOUR VOTING INSTRUCTIONS
Applicable securities laws require your nominee to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received from your nominee a request for voting instructions for the number of common shares you hold. Every nominee has its own mailing procedures and provides its own signature and return instructions, which should be carefully followed by non-registered shareholders to ensure that their common shares are voted at the Meeting.

2.	VOTING IN PERSON
However, if you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions provided by your nominee to appoint yourself as proxy holder and follow the signature and return instructions of your nominee. Non-registered shareholders who appoint themselves as proxy holders should present themselves at the Meeting to a representative of Computershare Trust Company of Canada. Do not otherwise complete the request for voting instructions sent to you as you will be voting at the Meeting.

CN MANAGEMENT INFORMATION CIRCULAR	5

How do I vote if I am an employee shareholder?

Common shares purchased by employees of the Company under its Canadian and U.S. Employee Share Investment Plans and its Union and Management Savings Plans for U.S. Operations (the “Plans”), are known as “Employee Shares”. Employee Shares remain registered in the name of the Plans’ custodian (the “custodian”), unless the employees have withdrawn their common shares from the Plans in accordance with their provisions.

Voting rights attached to the Employee Shares that are registered in the name of the custodian can be exercised by employees, or their attorneys authorized in writing, by indicating on the enclosed voting instruction form the necessary directions to the custodian or any other person or company (who need not be a shareholder) as to how they wish their Employee Shares to be voted at the Meeting. Beneficial owners of Employee Shares may also give such voting instructions by telephone or over the Internet. The Employee Shares will be voted pursuant to the directions of the beneficial owner. If no choice is specified for an item, the Employee Shares will be voted in accordance with management’s recommendations mentioned above and at the discretion of the custodian or such other person indicated, in respect of amendments to management’s proposals or on such other business as may properly be brought before the Meeting. Only Employee Shares in respect of which a voting instruction form has been signed and returned (or in respect of which the employee has given voting instructions by telephone or over the Internet) will be voted.

A holder of Employee Shares may revoke his or her directions, as indicated on a voting instruction form, at any time by an instrument in writing executed by the holder of Employee Shares, or by the holder’s attorney duly authorized in writing, provided such written instrument indicating the holder’s intention to revoke is (i) deposited with the Corporate Secretary of CN at the registered office of CN at any time up to and including 5:00 p.m. (Eastern time) on the last business day preceding the day of the Meeting or any adjournment or postponement thereof, (ii) filed with the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or (iii) in any other manner permitted by law, or in the case of directions given by telephone or over the Internet, by way of subsequent telephone or Internet directions.

The voting instruction form must be used only with respect to Employee Shares. In the event that an employee holds common shares outside the Plans, he or she must also complete the enclosed form of proxy with respect to such additional common shares. No form of proxy is to be completed with respect to Employee Shares.

CN MANAGEMENT INFORMATION CIRCULAR	6

BUSINESS OF THE MEETING

Financial Statements

Our consolidated financial statements for the year ended December 31, 2007, together with the auditors’ reports thereon, are included in the 2007 Annual Report of the Company.

Election of Directors

Our articles of incorporation, as amended, provide that our board of directors shall consist of a minimum of seven and a maximum of 21 directors (hereinafter the “Board” or “Board of Directors”). Pursuant to a resolution of the Board of Directors, 14 persons are to be elected as directors for the current year, each to hold office until the next annual meeting of shareholders or until such person’s successor is elected or appointed.

The term of office of each of the present directors expires at the close of the Meeting. The persons named in the section entitled “Nominees for Election to the Board – Description of Nominees” will be presented for election at the Meeting as management’s nominees. Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the election of these nominees. The persons nominated are, in the opinion of the Board of Directors and management, well qualified to act as directors of the Company for the ensuing year. The Board of Directors and management do not contemplate that any of these nominees will be unable to serve as a director, but should that occur for any reason before the Meeting, the persons designated in the accompanying form of proxy or voting instruction form reserve the right to vote for another nominee at their discretion unless the shareholder who has given such proxy or voting instruction form has directed that the common shares be withheld from voting on the election of any of the directors.

Appointment of Auditors

The Board of Directors and the Audit Committee recommend that KPMG LLP be appointed to serve as our auditors until the next annual meeting of shareholders. Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the appointment of KPMG LLP as auditors of the Company to hold office until the next annual meeting of shareholders.

Shareholder Proposal

Attached to this Information Circular is a shareholder proposal which has been submitted for consideration at the Meeting, the supporting statement of the proposing shareholder and the response of management and the Board of Directors to the proposal. Management and the Board of Directors recommend to vote AGAINST such proposal.

Unless contrary instructions are indicated on the form of proxy or the voting instruction form, the persons designated in the accompanying form of proxy or voting instruction form intend to vote AGAINST this proposal.

CN MANAGEMENT INFORMATION CIRCULAR	7

NOMINEES FOR
ELECTION TO THE BOARD

Description of Nominees

The following table sets out information as of February 29, 2008, unless otherwise indicated, regarding the nominees for election as directors. All nominees are current directors of the Company.

MICHAEL R. ARMELLINO, CFA Age: 68(1) Fort Lee, New Jersey, U.S.A. Director Since: May 7, 1996 Independent
Mr. Armellino, a chartered financial analyst, is a Retired Partner, The Goldman Sachs Group, LP. From 1991 to 1994, Mr. Armellino was chair and Chief Executive Officer of Goldman Sachs Asset Management. Prior to 1991, he had held various positions at Goldman, Sachs & Co., including senior transportation analyst and Partner in Charge of Research.

MEMBER OF	ATTENDANCE	SECURITIES AND OPTIONS HELD
Board	100%	COMMON SHARES OWNED		OPTIONS HELD(4)
Strategic Planning Committee (Chair)	100%	OR CONTROLLED(3)
Audit Committee	100%
Finance Committee	100%	February 2008	102,150	February 2008	Nil
Investment Committee of CN’s Pension Trust Funds(2)	100%	February 2007	97,650	February 2007	Nil

A. CHARLES BAILLIE, O.C., LL.D. Age: 68(1) Toronto, Ontario, Canada Director Since: April 15, 2003 Independent
Mr. Baillie retired as chair of The Toronto-Dominion Bank in April 2003, and as Chief Executive Officer of the bank in December 2002. Mr. Baillie is also a director of George Weston Limited and Telus Corporation.

MEMBER OF	ATTENDANCE	SECURITIES AND OPTIONS HELD
Board	100%	COMMON SHARES OWNED		OPTIONS HELD(4)
Finance Committee (Chair)	100%	OR CONTROLLED(3)
Audit Committee	100%
Human Resources and Compensation Committee	100%	February 2008	127,344(5)	February 2008	N/A
Strategic Planning Committee	100%	February 2007	117,514(6)	February 2007	N/A

CN MANAGEMENT INFORMATION CIRCULAR	8

HUGH J. BOLTON, FCA Age: 69(1) Edmonton, Alberta, Canada Director Since: April 15, 2003 Independent
Mr. Bolton is the chair of the board of directors of EPCOR Utilities Inc. (energy and energy-related services provider), and the chairman of the board of directors of Matrikon Inc. (supplier of industrial IT solutions). Mr. Bolton is also a director of Teck Cominco Limited, The Toronto-Dominion Bank and WestJet Airlines Ltd. From 1992 to 1998, Mr. Bolton was chair and Chief Executive Partner of Coopers & Lybrand Canada (now PricewaterhouseCoopers).

MEMBER OF	ATTENDANCE	SECURITIES AND OPTIONS HELD
Board	100%	COMMON SHARES OWNED		OPTIONS HELD(4)
Audit Committee	100%	OR CONTROLLED(3)
Corporate Governance and Nominating Committee	100%
Human Resources and Compensation Committee	100%	February 2008	32,270(5)	February 2008	N/A
Strategic Planning Committee	100%	February 2007	27,949(6)	February 2007	N/A

J.V. RAYMOND CYR, O.C., LL.D. Age: 74(1) Montréal, Québec, Canada Director Since: March 29, 1995 Independent
Mr. Cyr is chair of PolyValor Inc. (University Research Valorization Fund). Mr. Cyr also served as chair of Bell Canada from 1985 to 1989 and from 1992 to 1996, and as chair of BCE Inc. from 1989 to 1993. He is also a director of Transcontinental Inc. and ART Advanced Research Technologies Inc.

MEMBER OF	ATTENDANCE	SECURITIES AND OPTIONS HELD
Board	100%	COMMON SHARES OWNED		OPTIONS HELD(4)
Environment, Safety and Security Committee (Chair)	100%	OR CONTROLLED(3)
Corporate Governance and Nominating Committee	100%
Investment Committee of CN’s Pension Trust Funds(2)	100%	February 2008	69,561(5)	February 2008	72,000
Strategic Planning Committee	100%	February 2007	64,803(6)	February 2007	72,000

AMBASSADOR GORDON D. GIFFIN Age: 58(1) Atlanta, Georgia, U.S.A. Director Since: May 1, 2001 Independent
Mr. Giffin is Senior Partner, McKenna Long & Aldridge (law firm) and he was United States Ambassador to Canada from August 1997 to April 2001. Mr. Giffin is also a director of Canadian Imperial Bank of Commerce, Canadian Natural Resources Limited, TransAlta Corporation, AbitibiBowater Incorporated and Ontario Energy Savings Corp.

MEMBER OF	ATTENDANCE	SECURITIES AND OPTIONS HELD
Board	100%	COMMON SHARES OWNED		OPTIONS HELD(4)
Environment, Safety and Security Committee	100%	OR CONTROLLED(3)
Finance Committee	100%
Human Resources and Compensation Committee	100%	February 2008	32,656(5)	February 2008	27,000
Strategic Planning Committee	100%	February 2007	28,013(6)	February 2007	27,000

CN MANAGEMENT INFORMATION CIRCULAR	9

JAMES K. GRAY, O.C., A.O.E., LL.D. Age: 74(1) Calgary, Alberta, Canada Director Since: July 4, 1996 Independent
Mr. Gray is Corporate Director and Former Chairman and Chief Executive Officer, Canadian Hunter Exploration Ltd. (natural gas company). Mr. Gray is also a director of Brookfield Asset Management Inc., Phoenix Technology Income Fund and Atlanta Gold Inc.

MEMBER OF	ATTENDANCE	SECURITIES AND OPTIONS HELD
Board	100%	COMMON SHARES OWNED		OPTIONS HELD(4)
Corporate Governance and Nominating Committee	100%	OR CONTROLLED(3)
Environment, Safety and Security Committee	100%
Human Resources and Compensation Committee	100%	February 2008	63,072(5)	February 2008	39,000
Investment Committee of CN’s Pension Trust Funds(2)	100%	February 2007	57,889(6)	February 2007	72,000
Strategic Planning Committee	100%

E. HUNTER HARRISON Age: 63(1) Wellington, Florida, U.S.A. Director Since: December 7, 1999 Not Independent
Mr. Harrison has been President and Chief Executive Officer of the Company since January 1, 2003. He has served as Executive Vice-President and Chief Operating Officer of the Company from March 1998 to December 2002. Prior to joining CN, Mr. Harrison had been a director and President and Chief Executive Officer of the Illinois Central Corporation and the Illinois Central Railroad Company from 1993 to 1998.

MEMBER OF	ATTENDANCE	SECURITIES AND OPTIONS HELD
Board	100%	COMMON SHARES OWNED		OPTIONS HELD(4)
Strategic Planning Committee	100%	OR CONTROLLED(3)

		February 2008	308,993	February 2008	3,505,000
		February 2007	283,625	February 2007	3,360,000

EDITH E. HOLIDAY Age: 56(1) Washington, District of Columbia, U.S.A. Director Since: June 1, 2001 Independent
Mrs. Holiday is a Corporate Director and Trustee and a former General Counsel, United States Treasury Department and Secretary of the Cabinet, The White House. Mrs. Holiday is a director of H.J. Heinz Company, Hess Corporation, RTI International Metals, Inc. and White Mountains Insurance Group, Ltd. She is also a director or trustee in various investment companies of the Franklin Templeton Group of Mutual Funds.

MEMBER OF	ATTENDANCE	SECURITIES AND OPTIONS HELD
Board	100%	COMMON SHARES OWNED		OPTIONS HELD(4)
Corporate Governance and Nominating Committee	100%	OR CONTROLLED(3)
Environment, Safety and Security Committee	100%
Human Resources and Compensation Committee	100%	February 2008	31,200(5)	February 2008	27,000
Investment Committee of CN’s Pension Trust Funds(2)	100%	February 2007	26,700	February 2007	27,000
Strategic Planning Committee	100%

CN MANAGEMENT INFORMATION CIRCULAR	10

V. MAUREEN KEMPSTON DARKES, O.C., D. COMM., LL.D. Age: 59(1) Miramar, Florida, U.S.A. Director Since: March 29, 1995 Not Independent
Mrs. Kempston Darkes is Group Vice-President and President Latin America, Africa and Middle East, General Motors Corporation. From 1994 to 2001, she was President and General Manager of General Motors of Canada Limited and Vice-President of General Motors Corporation. Mrs. Kempston Darkes is also a director of The Thomson Corporation.

MEMBER OF	ATTENDANCE	SECURITIES AND OPTIONS HELD
Board	100%	COMMON SHARES OWNED		OPTIONS HELD(4)
Environment, Safety and Security Committee	100%	OR CONTROLLED(3)
Finance Committee	100%
Investment Committee of CN’s Pension Trust Funds(2)	100%	February 2008	59,631(5)	February 2008	40,000
Strategic Planning Committee	100%	February 2007	35,469(6)	February 2007	72,000

ROBERT H. LEE, C.M., O.B.C., LL.D. Age: 74(1) Vancouver, British Columbia, Canada Director Since: April 21, 2006 Independent
Mr. Lee is Chairman of the Prospero Group of Companies, which  includes real estate investment, financing, sales and property management businesses. He is a director of Wall Financial Corporation, and he served for many years as a Trustee of Belmont Trust, which is associated with Fairmont Shipping Hong Kong Ltd. He served as Chancellor of the University of British Columbia, Chairman of UBC Foundation and as a member of its Board of Governors for many years. In 1987, he founded and still serves as Chairman of the UBC Properties Trust.

MEMBER OF	ATTENDANCE	SECURITIES AND OPTIONS HELD
Board	100%	COMMON SHARES OWNED		OPTIONS HELD(4)
Audit Committee	100%	OR CONTROLLED(3)
Finance Committee	100%
Investment Committee of CN’s Pension Trust Funds(2)	100%	February 2008	29,000	February 2008	N/A
Strategic Planning Committee	100%	February 2007	13,500	February 2007	N/A

CN MANAGEMENT INFORMATION CIRCULAR	11

DENIS LOSIER, LL.D. Age: 55(1) Moncton, New Brunswick, Canada Director Since: October 25, 1994 Independent
Mr. Losier is President and Chief Executive Officer, Assumption Life (life insurance company). Between 1989 and 1994, Mr. Losier held various cabinet level positions with the government of the Province of New Brunswick. He is also a director of NAV CANADA and Plazacorp Retail Properties Ltd.

MEMBER OF	ATTENDANCE	SECURITIES AND OPTIONS HELD
Board	100%	COMMON SHARES OWNED		OPTIONS HELD(4)
Audit Committee (Chair)	100%	OR CONTROLLED(3)
Corporate Governance and Nominating Committee	100%
Investment Committee of CN’s Pension Trust Funds(2)	100%	February 2008	81,378(5)	February 2008	51,000
Strategic Planning Committee	100%	February 2007	66,979(6)	February 2007	60,000

THE HON. EDWARD C. LUMLEY, P.C., LL.D. Age: 68(1) South Lancaster, Ontario, Canada Director Since: July 4, 1996 Independent
Mr. Lumley is Vice-Chairman, BMO Capital Markets (investment bank). From 1986 to 1991, he served as chair of Noranda Manufacturing Group Inc. Mr. Lumley was a Member of Parliament from 1974 to 1984, during which time he held various cabinet portfolios in the Government of Canada. Mr. Lumley is also a director of Bell Canada and Dollar-Thrifty Automotive Group, Inc.

MEMBER OF	ATTENDANCE	SECURITIES AND OPTIONS HELD
Board	100%	COMMON SHARES OWNED		OPTIONS HELD(4)
Investment Committee of CN’s Pension Trust Funds (Chair)(2)	100%	OR CONTROLLED(3)
Environment, Safety and Security Committee	100%
Finance Committee	100%	February 2008	80,985(5)	February 2008	51,000
Human Resources and Compensation Committee	100%	February 2007	54,186(6)	February 2007	72,000
Strategic Planning Committee	100%

CN MANAGEMENT INFORMATION CIRCULAR	12

DAVID G.A. McLEAN, O.B.C., LL.D. Age: 69(1) Vancouver, British Columbia, Canada Director Since: August 31, 1994 Independent	Mr. McLean is board chair of the Company and chair and Chief Executive Officer, The McLean Group (real estate investment, film and television facilities, communications and helicopter charters).
MEMBER OF	ATTENDANCE	SECURITIES AND OPTIONS HELD
Board (Chair)	100%	COMMON SHARES OWNED		OPTIONS HELD(4)
Corporate Governance and Nominating Committee (Chair)	100%	OR CONTROLLED(3)
Environment, Safety and Security Committee	100%
Human Resources and Compensation Committee	100%	February 2008	164,885(5)	February 2008	Nil
Investment Committee of CN’s Pension Trust Funds(2)	100%	February 2007	150,224(6)	February 2007	24,000
Strategic Planning Committee	100%

ROBERT PACE Age: 53(1) Halifax, Nova Scotia, Canada Director Since: October 25, 1994 Independent
Mr. Pace is President and Chief Executive Officer, The Pace Group (private holding company). Mr. Pace is also a director of High Liner Foods Incorporated and Hydro One and board chair of Overland Realty Limited.

MEMBER OF	ATTENDANCE	SECURITIES AND OPTIONS HELD
Board	100%	COMMON SHARES OWNED		OPTIONS HELD(4)
Human Resources and Compensation Committee (Chair)	100%	OR CONTROLLED(3)
Audit Committee	100%
Corporate Governance and Nominating Committee	100%	February 2008	88,500(5)	February 2008	51,000
Investment Committee of CN’s Pension Trust Funds(2)	100%	February 2007	68,033(6)	February 2007	72,000
Strategic Planning Committee	100%

(1)    The age of the directors is provided as at the date of the Meeting (i.e., on April 22, 2008).
(2)    The Investment Committee of CN’s Pension Trust Funds is a mixed committee composed of both members of the Board of Directors as well as officers of the Company.
(3)    The information regarding common shares beneficially owned, controlled or directed has been furnished by the respective nominees individually and includes Directors Restricted Share Units granted as compensation to directors, but does not include common shares under options.
(4)    The information regarding options comprises only the options granted under the Management Long-Term Incentive Plan. Mr. Baillie, Mr. Bolton and Mr. Lee were not members of the Board when options were granted. No options were granted to directors since 2002. On March 8, 2005, the Management Long-Term Incentive Plan was amended to provide that option grants under such plan could no longer be made to non-executive directors.
(5)    Includes Directors Restricted Share Units in the following amounts: A. Charles Baillie: 32,744; Hugh J. Bolton: 29,770; J.V. Raymond Cyr: 27,220; Ambassador Gordon D. Giffin: 13,481; James K. Gray: 5,774; Edith E. Holiday: 2,250; V. Maureen Kempston Darkes: 23,131; Denis Losier: 28,518; The Hon. Edward C. Lumley: 28,185; David G.A. McLean: 56,975; and Robert Pace: 29,626. Pursuant to the terms of the Directors Restricted Share Units, directors or their estates can only access their Directors Restricted Share Units upon retirement, resignation or death.
(6)    Includes Directors Restricted Share Units in the following amounts: A. Charles Baillie: 27,314; Hugh J. Bolton: 24,949; J.V. Raymond Cyr: 22,462; Ambassador Gordon D. Giffin: 12,213; James K. Gray: 5,713; V. Maureen Kempston Darkes: 22,869; Denis Losier: 23,712; The Hon. Edward C. Lumley: 22,386; David G.A. McLean: 42,314; and Robert Pace: 23,933.

CN MANAGEMENT INFORMATION CIRCULAR	13

Board of Directors Compensation

The directors of the Company play a central role in enhancing shareholder value. As indicated under “Nominees for Election to the Board – Share Ownership” on page 16, the directors have a substantial investment in the Company. In addition, approximately 81% of the total annual remuneration of the non-executive directors for 2007 was in the form of common shares or Directors Restricted Share Units (“DRSUs”). Subject to the Minimum Shareholding Requirement as defined on page 16 of the Information Circular, directors may elect to receive all or part of their director, committee member, Board chair and committee chair cash retainers either in cash, common shares of the Company purchased on the open market or DRSUs. They may also elect to receive their common share retainers in DRSUs. Each DRSU entitles the beneficiary thereof to receive upon resignation, retirement or death, one common share of the Company purchased on the open market, plus additional DRSUs reflecting dividend equivalents.

The directors’ compensation program is designed to attract and retain the most qualified people to serve on CN’s Board and committees and takes into account the risks and responsibilities of being an effective director. To reflect the Company’s extensive operations in the United States, four of the non-executive director nominees are from the United States and the compensation of the non-executive directors of the Company tends to be comparable to that of large U.S.-based companies.

In consideration for serving on the Board of Directors in 2007, each director was compensated as indicated in the table below:

AMOUNT
AND NUMBER
TYPE OF FEE	OF SHARES
Board Chair Retainer(1)	US$120,000(2) and 12,000 Shares(2)
Director Retainer(3)	US$15,000(2) and 4,500 Shares(2)
Committee Chair Retainer(4)	US$15,000(2)
Committee Member Retainer	US$3,500(2)
Board Meeting Attendance Fee	US$1,000
Committee Meeting Attendance Fee	US$1,000
Travel Attendance Fee	US$1,000

(1)    The Board chair received no additional Director Retainer nor Committee Chair or Committee Member Retainer.
(2)    The directors may choose to receive all or part of their cash retainer in common shares or DRSUs and their common share retainer can also be received in DRSUs. The common shares are purchased on the open market.
(3)    Mr. Harrison did not receive any compensation to serve as director because he is an officer of the Company.
(4)    The committee chairs (other than the Board chair) also received, as members of a committee, a retainer of US$3,500.

The table below reflects in detail the compensation earned by non-employee directors in the 12-month period ended December 31, 2007.

					BOARD AND		PERCENTAGE OF
	DIRECTOR AND	COMMITTEE	COMMITTEE	VALUE OF COMMON	COMMITTEE	TOTAL ANNUAL	TOTAL FEES
	BOARD CHAIR CASH	CHAIRMAN	MEMBER CASH	SHARES OR	ATTENDANCE AND	FEES AND EQUITY	RECEIVED IN
	RETAINER	CASH RETAINER	RETAINER	DRSUs GRANTED(2,3)	TRAVEL FEES(4)	GRANT	COMMON SHARES
DIRECTOR(1)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	AND/OR DRSUs(5)
Michael R.
Armellino	15,000	15,000	14,000	202,095	34,000	280,095	77%
A. Charles Baillie(6)	15,000	10,000	14,000	202,095	36,000	277,095	81%
Hugh J. Bolton	15,000	–	14,000	202,095	36,000	267,095	76%
J.V. Raymond Cyr	15,000	15,000	14,000	202,095	27,000	273,095	90%
Ambassador
Gordon D. Giffin	15,000	–	14,000	202,095	33,000	264,095	77%
James K. Gray	15,000	–	17,500	202,095	39,000	273,595	86%
Edith E. Holiday	15,000	–	17,500	202,095	39,000	273,595	74%
V. Maureen
Kempston Darkes	15,000	–	14,000	202,095	30,000	261,095	77%
Robert H. Lee	15,000	–	14,000	202,095	33,000	264,095	77%
Denis Losier	15,000	15,000	14,000	202,095	34,000	280,095	72%
The Hon. Edward
C. Lumley	15,000	15,000	17,500	202,095	37,000	286,595	87%
David G.A. McLean	120,000	–	–	538,920	37,000	695,920	85%
Robert Pace	15,000	15,000	17,500	202,095	41,000	290,595	86%
TOTAL	300,000	85,000	182,000	2,964,060	456,000	3,987,060	81%

(1)   Certain directors attended meetings of committees of which they were not members and received a committee attendance fee for such attendance. These directors have received not more than US$5,000, on an individual basis, in such attendance fees. Mr. McLean received US$2,000 for his participation in meetings of the Company’s Donations Committee. These fees are not presented in this table.
(2)   In addition to the director cash retainer, each non-executive director received 4,500 common shares or DRSUs as part of the Director Retainer. The value of such grant was calculated as at January 25, 2007 using the average closing price on such date on the New York and Toronto stock exchanges (US$44.91).
(3)   In addition to the Board chair cash retainer, the Board chair received 12,000 common shares or DRSUs as Board Chair Retainer. The value of such grant was calculated as at January 25, 2007 using the average closing price on such date on the New York and Toronto stock exchanges (US$44.91).
(4)   Includes travel fees which amounted to a total of US$85,000, in aggregate, for all directors.
(5)   In addition to the common shares or DRSUs received by the directors and the Board chair as described in notes (2) and (3), the directors and the Board chair may choose to receive all or part of their cash retainers in common shares or DRSUs. The following directors made such election: Michael R. Armellino, A. Charles Baillie, J.V. Raymond Cyr, James K. Gray, The Hon. Edward C. Lumley, David McLean and Robert Pace. The percentage of total fees received in common shares and/or DRSUs reflects such elections.
(6)   Mr. Baillie was appointed as Chair of the Finance Committee as of April 24, 2007.

CN MANAGEMENT INFORMATION CIRCULAR	14

The table below shows information regarding options held by non-executive directors under the Management Long-Term Incentive Plan as of February 29, 2008. As of the date hereof, all these options are exercisable. On March 8, 2005, the Management Long-Term Incentive Plan was amended to provide that option grants under the Plan could no longer be made to non-executive directors. While they remain participants in the Plan for previous grants, the last time non-executive directors received options was in 2002.

					OPTIONS AS AT FEBRUARY 29, 2008
							VALUE OF
			EXERCISE	OPTIONS GRANTED			UNEXERCISED
	DATE OF GRANT	EXPIRY DATE	PRICE(1)	AND VESTED	EXERCISED(2)	UNEXERCISED	OPTIONS(3)
DIRECTOR	(MM/DD/YY)	(MM/DD/YY)	(US$)	(#)	(#)	(#)	(US$)
Michael R.	03/24/1998	03/24/2008	15.66	21,000	21,000	–	–
Armellino	04/26/1999	04/26/2009	14.99	12,000	12,000	–	–
	01/25/2000	01/25/2010	11.85	12,000	12,000	–	–
	01/26/2001	01/26/2011	16.94	15,000	15,000	–	–
	01/25/2002	01/25/2012	26.00	12,000	12,000	–	–
A. Charles Baillie(4)	–	–	–	–	–	–	–
Hugh J. Bolton(4)	–	–	–	–	–	–	–
J.V. Raymond Cyr	03/24/1998	03/24/2008	15.66	21,000	–	21,000	780,570
	04/26/1999	04/26/2009	14.99	12,000	–	12,000	454,080
	01/25/2000	01/25/2010	11.85	12,000	–	12,000	491,760
	01/26/2001	01/26/2011	16.94	15,000	–	15,000	538,350
	01/25/2002	01/25/2012	26.00	12,000	–	12,000	321,960
Ambassador	05/01/2001	05/01/2011	20.15	15,000	–	15,000	490,200
Gordon D. Giffin	01/25/2002	01/25/2012	26.00	12,000	–	12,000	321,960
James K. Gray	03/24/1998	03/24/2008	15.66	21,000	21,000	–	–
	04/26/1999	04/26/2009	14.99	12,000	12,000	–	–
	01/25/2000	01/25/2010	11.85	12,000	–	12,000	491,760
	01/26/2001	01/26/2011	16.94	15,000	–	15,000	538,350
	01/25/2002	01/25/2012	26.00	12,000	–	12,000	321,960
Edith E. Holiday	06/01/2001	06/01/2011	21.06	15,000	–	15,000	476,550
	01/25/2002	01/25/2012	26.00	12,000	–	12,000	321,960
V. Maureen	03/24/1998	03/24/2008	15.66	21,000	21,000	–	–
Kempston Darkes	04/26/1999	04/26/2009	14.99	12,000	11,000	1,000	37,840
	01/25/2000	01/25/2010	11.85	12,000	–	12,000	491,760
	01/26/2001	01/26/2011	16.94	15,000	–	15,000	538,350
	01/25/2002	01/25/2012	26.00	12,000	–	12,000	321,960
Robert H. Lee(4)	–	–	–	–	–	–	–
Denis Losier	03/24/1998	03/24/2008	15.66	21,000	21,000	–	–
	04/26/1999	04/26/2009	14.99	12,000	–	12,000	454,080
	01/25/2000	01/25/2010	11.85	12,000	–	12,000	491,760
	01/26/2001	01/26/2011	16.94	15,000	–	15,000	538,350
	01/25/2002	01/25/2012	26.00	12,000	–	12,000	321,960
The Hon.	03/24/1998	03/24/2008	15.66	21,000	21,000	–	–
Edward C. Lumley	04/26/1999	04/26/2009	14.99	12,000	–	12,000	454,080
	01/25/2000	01/25/2010	11.85	12,000	–	12,000	491,760
	01/26/2001	01/26/2011	16.94	15,000	–	15,000	538,350
	01/25/2002	01/25/2012	26.00	12,000	–	12,000	321,960
David G.A. McLean	03/24/1998	03/24/2008	15.66	30,000	30,000	–	–
	04/26/1999	04/26/2009	14.99	21,000	21,000	–	–
	01/25/2000	01/25/2010	11.85	21,000	21,000	–	–
	01/26/2001	01/26/2011	16.94	24,000	24,000	–	–
	01/25/2002	01/25/2012	26.00	24,000	24,000	–	–
Robert Pace	03/24/1998	03/24/2008	15.66	21,000	21,000	–	–
	04/26/1999	04/26/2009	14.99	12,000	–	12,000	454,080
	01/25/2000	01/25/2010	11.85	12,000	–	12,000	491,760
	01/26/2001	01/26/2011	16.94	15,000	–	15,000	538,350
	01/25/2002	01/25/2012	26.00	12,000	–	12,000	321,960

(1)	The exercise price, if in Canadian dollars, was converted using the rate of exchange as at February 29, 2008 (1.0158).
(2)
During the 12-month period ended February 29, 2008, James K. Gray exercised 33,000 options for an aggregate realized value of US$1,148,406; Maureen Kempston Darkes exercised 32,000 options for an aggregate realized value of US$1,171,442; Denis Losier exercised 9,000 options for an aggregate realized value of US$301,674; The Hon. Edward C. Lumley exercised 21,000 options for an aggregate realized value of US$770,864; David G.A. McLean exercised 24,000 options for an aggregate realized value of US$699,758; and Robert Pace exercised 21,000 options for an aggregate realized value of US$787,705.

(3)
The value of unexercised in-the-money options at February 29, 2008 is the difference between the average closing price on such date on the New York and Toronto stock exchanges (US$52.83) and the exercise price. This value has not been and may never be realized. The actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

(4)	Mr. Baillie, Mr. Bolton and Mr. Lee were not members of the Board when options were granted under the Management Long-Term Incentive Plan.

CN MANAGEMENT INFORMATION CIRCULAR	15

Share Ownership

The Board has adopted a guideline stating that each non-executive director should own, within three (3) years of joining the Board, common shares, DRSUs or similar share equivalents of CN, if any, with a value of at least the higher of: (i) CAD$250,000, or (ii) three (3) times the aggregate of the annual Director retainer in cash and the annual common share or DRSU grant (and for the Board chair, the aggregate of the Board Chair annual retainer in cash and the annual common share or DRSU grant) (the “Minimum Shareholding Requirement”). Each director shall continue to hold such value throughout his or her tenure as a director and the common shares, DRSUs or similar share equivalent of CN held to comply with the Minimum Shareholding Requirement shall not be the object of specific monetization procedures or other hedging procedures to reduce the exposure related to his or her holding.

Each director shall be required to receive at least fifty percent (50%) of his or her annual Director, committee, Board chair and committee chair cash retainers in common shares or DRSUs of CN and may elect to receive up to one hundred percent (100%) of such retainers in common shares or DRSUs of CN until his or her Minimum Shareholding Requirement is met. Once the Minimum Shareholding Requirement is met, directors may elect to receive up to one hundred percent (100%) of such retainers in common shares or DRSUs of CN. As of the date hereof, the average value of common shares (including DRSUs) of the Company owned by non-executive directors is approximately US$3,911,989 (based on the February 29, 2008, average closing price of the common shares of the Company on the Toronto and New York stock exchanges of US$52.83) .

The following table provides information on the value of common shares and DRSUs owned by the Company’s current directors, the value at risk as a multiple of each director’s annual retainer and the amount needed to meet the Minimum Shareholding Requirement, if applicable.

				TOTAL NUMBER
		NUMBER OF		OF COMMON	GUIDELINE MET (3)	TOTAL VALUE
		COMMON SHARES		SHARES OWNED,	OR INVESTMENT	OF COMMON
		OWNED,		CONTROLLED OR	REQUIRED TO MEET	SHARES AND DRSUs	VALUE AT RISK
		CONTROLLED	NUMBER OF	DIRECTED	GUIDELINE	(VALUE AT RISK)(2)	AS MULTIPLE OF
DIRECTOR	YEAR(1)	OR DIRECTED	DRSUs HELD	AND DRSUs	(US$)	(US$)	ANNUAL RETAINER
Michael R.	2008	102,150	–	102,150
Armellino	2007	97,650	–	97,650	3	5,396,585	21
	Net change	4,500	–	4,500
A. Charles Baillie	2008	94,600	32,744	127,344
	2007	90,200	27,314	117,514	3	6,727,584	27
	Net change	4,400	5,430	9,830
Hugh J. Bolton	2008	2,500	29,770	32,270
	2007	3,000	24,949	27,949	3	1,704,824	7
	Net change	(500)	4,821	4,321
J.V. Raymond Cyr	2008	42,341	27,220	69,561
	2007	42,341	22,462	64,803	3	3,674,908	15
	Net change	–	4,758	4,758
Ambassador	2008	19,175	13,481	32,656
Gordon D. Giffin	2007	15,800	12,213	28,013	3	1,725,216	7
	Net change	3,375	1,268	4,643
James K. Gray	2008	57,298	5,774	63,072
	2007	52,176	5,713	57,889	3	3,332,094	13
	Net change	5,122	61	5,183
E. Hunter Harrison	2008	308,993	–	308,993
	2007	283,625	–	283,625	3	16,324,100	–
	Net change	25,368	–	25,368
Edith E. Holiday	2008	28,950	2,250	31,200
	2007	26,700	–	26,700	3	1,648,296	7
	Net change	2,250	2,250	4,500
V. Maureen	2008	36,500	23,131	59,631
Kempston Darkes	2007	12,600	22,869	35,469	3	3,150,306	12
	Net change	23,900	262	24,162
Robert H. Lee	2008	29,000	–	29,000
	2007	13,500	–	13,500	3	1,532,070	6
	Net change	15,500	–	15,500
Denis Losier	2008	52,860	28,518	81,378
	2007	43,267	23,712	66,979	3	4,299,200	17
	Net change	9,593	4,806	14,399

CN MANAGEMENT INFORMATION CIRCULAR	16

				TOTAL NUMBER
		NUMBER OF		OF COMMON	GUIDELINE MET (3)	TOTAL VALUE OF
		COMMON SHARES		SHARES OWNED,	OR INVESTMENT	COMMON SHARES
		OWNED,		CONTROLLED OR	REQUIRED TO	AND DRSUs	VALUE AT RISK
		CONTROLLED	NUMBER OF	DIRECTED	MEET GUIDELINE	(VALUE AT RISK)(2)	AS MULTIPLE OF
DIRECTOR	YEAR(1)	OR DIRECTED	DRSUs HELD	AND DRSUs	(US$)	(US$)	ANNUAL RETAINER
The Hon.	2008	52,800	28,185	80,985
Edward C. Lumley	2007	31,800	22,386	54,186	3	4,278,438	17
	Net change	21,000	5,799	26,799
David G.A. McLean	2008	107,910	56,975	164,885
	2007	107,910	42,314	150,224	3	8,710,875	12
	Net change	–	14,661	14,661
Robert Pace	2008	58,874	29,626	88,500
	2007	44,100	23,933	68,033	3	4,675,455	18
	Net change	14,774	5,693	20,467

(1)   The number of common shares and DRSUs held by each director for 2008 is as at February 29, 2008 and for 2007 is as at February 28, 2007.
(2)   The total value is based on the February 29, 2008 average closing price of the common shares on the Toronto and New York stock exchanges (US$52.83).

Additional Disclosure Relating to Directors

As of the date hereof, to the knowledge of the Company and based upon information provided to it by the nominees for election to the Board of Directors, no such nominee is or has been, in the last 10 years, a director or executive officer of any company that, while such person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

(i)
Mr. Baillie, a director of the Company, was a director of Dana Corporation which filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code on March 3, 2006. Dana’s European, South American, Asian-Pacific, Canadian and Mexican subsidiaries are not included in the Chapter 11 filing. Dana Corporation successfully emerged from Chapter 11 reorganization in February 2008. Mr. Baillie is no longer a director of Dana Corporation;

(ii)
Mr. Cyr, a director of the Company, was a director of Air Canada when it voluntarily filed for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) in April 2003 and was a director of Cable Satisfaction International Inc. when it voluntarily filed for protection under the CCAA in July 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004 and Cable Satisfaction International Inc.’s second amended and restated plan of arrangement and reorganization was approved by its creditors and sanctioned by the Québec Superior Court in March 2004. Mr. Cyr is no longer a director of Air Canada nor of Cable Satisfaction International Inc.; and

(iii)
Mr. Lumley, a director of the Company, was a director of Air Canada when it voluntarily filed for protection under the CCAA in April 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004. Mr. Lumley is no longer a director of Air Canada.

CN MANAGEMENT INFORMATION CIRCULAR	17

Board and Committee Attendance

The tables below show the record of attendance by directors at meetings of the Board and its committees, as well as the number of Board and Board committee meetings held during the 12-month period ended December 31, 2007. All directors attended all Board and Board committee meetings in 2007.

	NUMBER AND % OF MEETINGS ATTENDED
			CORPORATE	ENVI-		HUMAN	INVESTMENT
			GOVERNANCE	RONMENT,		RESOURCES	COMMITTEE
			AND	SAFETY AND		AND COM-	OF CN’S	STRATEGIC
		AUDIT	NOMINATING	SECURITY	FINANCE	PENSATION	PENSION	PLANNING	COMMITTEES	OVERALL
DIRECTOR(1)	BOARD	COMMITTEE	COMMITTEE	COMMITTEE	COMMITTEE	COMMITTEE	TRUST FUNDS	COMMITTEE	(TOTAL)	ATTENDANCE
Michael R. Armellino	10/10								17/17	27/27
	(100%)	6/6	–	–	4/4	–	4/4	3/3	(100%)	(100%)
A. Charles Baillie	10/10								19/19	29/29
	(100%)	6/6	2/2	–	3/3	5/5	–	3/3	(100%)	(100%)
Hugh J. Bolton	10/10								19/19	29/29
	(100%)	6/6	5/5	–	–	5/5	–	3/3	(100%)	(100%)
J.V. Raymond Cyr	10/10								15/15	25/25
	(100%)	–	3/3	4/4	1/1	–	4/4	3/3	(100%)	(100%)
Ambassador	10/10								16/16	26/26
Gordon D. Giffin	(100%)	–	–	4/4	4/4	5/5	–	3/3	(100%)	(100%)
James K. Gray	10/10								21/21	31/31
	(100%)	–	5/5	4/4	–	5/5	4/4	3/3	(100%)	(100%)
E. Hunter Harrison	10/10								3/3	13/13
	(100%)	–	–	–	–	–	–	3/3	(100%)	(100%)
Edith E. Holiday	10/10								21/21	31/31
	(100%)	–	5/5	4/4	–	5/5	4/4	3/3	(100%)	(100%)
V. Maureen	10/10								15/15	25/25
Kempston Darkes	(100%)	–	–	4/4	4/4	–	4/4	3/3	(100%)	(100%)
Robert H. Lee	10/10								17/17	27/27
	(100%)	6/6	–	–	4/4	–	4/4	3/3	(100%)	(100%)
Denis Losier	10/10								17/17	27/27
	(100%)	6/6	3/3	–	1/1	–	4/4	3/3	(100%)	(100%)
The Hon.	10/10								20/20	30/30
Edward C. Lumley	(100%)	–	–	4/4	4/4	5/5	4/4	3/3	(100%)	(100%)
David G.A. McLean	10/10								21/21	31/31
	(100%)	–	5/5	4/4	–	5/5	4/4	3/3	(100%)	(100%)
Robert Pace	10/10								23/23	33/33
	(100%)	6/6	5/5	–	–	5/5	4/4	3/3	(100%)	(100%)

(1)   The following committee membership changes occurred on April 24, 2007: A. Charles Baillie left the Corporate Governance and Nominating Committee and was appointed chair of the Finance Committee; J.V. Raymond Cyr left the Finance Committee to become member of the Corporate Governance and Nominating Committee; James K. Gray became member of the Investment Committee; Denis Losier left the Finance Committee to become member of the Corporate Governance and Nominating Committee and was appointed chair of the Audit Committee; Robert Pace was appointed chair of the Human Resources and Compensation Committee.

BOARD AND BOARD COMMITTEE MEETINGS	NUMBER OF MEETINGS HELD
Board	10
Audit Committee	6
Corporate Governance and Nominating Committee	5
Environment, Safety and Security Committee	4
Finance Committee	4
Human Resources and Compensation Committee	5
Investment Committee of CN’s Pension Trust Funds	4
Strategic Planning Committee	3

CN MANAGEMENT INFORMATION CIRCULAR	18

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

We are committed to adhering to the highest standards of corporate governance and our corporate governance practices were designed in a manner consistent with this objective. The role, specific mandate and functioning rules of the Board of Directors and of each of its committees are set forth in our Corporate Governance Manual which was formally approved by the Board of Directors on January 21, 2003, and last updated on March 4, 2008. Our Corporate Governance Manual is available on our website at www.cn.ca/cngovernance. It is revised regularly with a view to continually improving our practices by assessing their effectiveness and comparing them with evolving practices, the changing circumstances and our needs. Our Corporate Governance Manual forms part of the documentation given to all persons elected or appointed to the Board of Directors.

As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), our corporate governance practices comply with applicable rules adopted by the Canadian Securities Administrators (the “CSA”) and applicable rules of the SEC giving effect to the provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). We are exempted from complying with many of the NYSE corporate governance rules, provided that we comply with Canadian governance requirements. Except as summarized on our website at www.cn.ca/cngovernance, our governance practices, however, comply with the NYSE corporate governance rules in all significant respects.

The CSA adopted, in June 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) and National Policy 58-201 – Corporate Governance Guidelines (the “Governance Policy”). The Governance Policy provides guidance on governance practices to Canadian issuers, while the Disclosure Instrument requires issuers to make the prescribed disclosure regarding their governance practices. The Company believes that its corporate governance practices meet and exceed the requirements of the Disclosure Instrument and the Governance Policy. The text and footnotes set forth hereunder refer to the items of the Disclosure Instrument as well as to the Governance Policy, where appropriate. The Company also refers, where applicable, to the NYSE Corporate Governance Standards (the “NYSE Standards”).

The Board of Directors is of the opinion that the Company’s corporate governance practices are well designed to assist the Company in achieving its principal corporate objective, which is the enhancement of shareholder value. The mandate of the Board is set out in Schedule “B” to this Information Circular.(1) The Board of Directors has approved the disclosure of the Company’s governance practices described below, on the recommendation of the Corporate Governance and Nominating Committee.

Code of Business Conduct(2)

The Board of Directors has adopted a Code of Business Conduct. The Code is applicable to directors, officers and employees of CN. It addresses several matters, including conflict of interests, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing, compliance with laws and reporting of any illegal or unethical behaviour. No waiver has ever been granted to a director or executive officer in connection therewith. The Code is available on our website at www.cn.ca/cngovernance and in print to any shareholder who requests copies by contacting our Corporate Secretary. The Code has also been filed with the Canadian and U.S. securities regulatory authorities.

The Board, through its Corporate Governance and Nominating Committee, reviews, monitors and oversees the disclosure of the Company’s Code of Business Conduct. Each year, management reports to such committee on the implementation of the Code within the organization and on any material contravention by employees of the Company to the provisions of the Code. No material change report has ever been filed or required to be filed pertaining to any conduct of a director or executive officer constituting a departure from the Code.

The Code of Business Conduct states that “every employee must avoid situations where personal interests could conflict with, or even appear to conflict with, the interests of CN”. In practice, the Board requests every director to disclose any direct or indirect interest he or she has in any organization, business or association, which could place the director in a conflict of interest. Every year, a questionnaire is sent to each director to make sure that the director is in no such conflict that has not been disclosed. Should there be a discussion or decision relating to an organization, business or association in which a director has an interest, the Board would request such director not to participate or vote in any such discussion or decision.

(1)   Form 58-101F1 of the Disclosure Instrument (“Form 58-101F1”), section 2; Governance Policy, section 3.4.
(2)   Form 58-101F1, section 5; Governance Policy, sections 3.8 and 3.9.

CN MANAGEMENT INFORMATION CIRCULAR	19

The Company believes that ethical business conduct is an important part of its success. Hence, the mandate of the Board attached as Schedule “B” to this Information Circular states that the Board has the responsibility for overseeing management in the competent and ethical operation of the Company. As part of the Company’s Code of Business Conduct, the employees are also required to avoid outside interests that may impair or appear to impair the effective performance of their responsibilities to the Company and be fair and impartial in all dealings with customers, suppliers and partners. A key person in the implementation of the Company’s Code of Business Conduct is CN’s Ombudsman, who presents reports to the Corporate Governance and Nominating Committee. The office of the Ombudsman offers a confidential, neutral and informal avenue which facilitates fair and equitable resolutions to concerns arising within the Company.

The Board of Directors also adopted procedures allowing interested parties (i) to submit accounting and auditing complaints or concerns to us and (ii) to communicate directly with the Chairman, who presides over all non-management director sessions. These procedures are described on our website at www.cn.ca/cngovernance. The Code provides that concerns of employees regarding any potential or real wrongdoing in terms of accounting or auditing matters may be submitted confidentially through CN’s Auditing Hot Line.

Independence of Directors(1)

To better align the interests of the Board of Directors with those of our shareholders, the substantial majority of the nominees for election to the Board of Directors are independent. In determining whether a director is an “independent” director, the Board of Directors applies the standards developed by the Canadian securities regulatory authorities and the New York Stock Exchange and the additional standards adopted by the Board. These standards are set out in CN’s Corporate Governance Manual which is available on our website at www.cn.ca/cngovernance. As shown in the following table, of the 14 nominees, 12 are independent:

INDEPENDENCE STATUS
			REASON
			FOR NON-
			INDEPENDENCE
NAME	INDEPENDENT	NOT INDEPENDENT	STATUS
Michael R. Armellino	3
A. Charles Baillie	3
Hugh J. Bolton	3
J.V. Raymond Cyr	3
Ambassador	3
Gordon D. Giffin
James K. Gray	3
E. Hunter Harrison			President and
		3	Chief Executive
			Officer of
			the Company
Edith E. Holiday	3
V. Maureen			Senior executive
Kempston Darkes			of a major
		3	customer of
			the Company
Robert H. Lee	3
Denis Losier	3
The Hon.	3
Edward C. Lumley
David G.A. McLean	3
Robert Pace	3

Independent Chairman of the Board(2)

The Company’s Board is led by a non-executive Chairman since its privatisation in 1995 and we believe that the separation of the positions of CEO and Chairman contributes to allowing the Board to function independently of management. Hence, our Corporate Governance Manual provides that the Board chair must be an “independent” director who is designated by the Board. Mr. David G.A. McLean, who has been a director of the Company since 1994, is the independent Board chair. The Corporate Governance Manual describes the responsibilities of the Chairman. The key role of the Board chair is to take all reasonable measures to ensure that the Board (i) has structures and procedures in place to enable it to function independently of management, (ii) carries out its responsibilities effectively and (iii) clearly understands and respects the boundaries between the responsibilities of the Board and those of management.

Position Descriptions(3)

Our Corporate Governance Manual includes position descriptions for the Board chair and the Board committee chairs, as well as a position description for the President and Chief Executive Officer of the Company.

(1)   Form 58-101F1, sections 1(a), (b) and (c); Governance Policy, section 3.1
(2)   Form 58-101F1, section 1(f); Governance Policy, section 3.2.
(3)   Form 58-101F1, sections 3(a) and (b); Governance Policy, section 3.5.

CN MANAGEMENT INFORMATION CIRCULAR	20

No Other Common Directorships

As of February 29, 2008, no members of our Board of Directors served together on the boards of other public companies.

Election of Directors

The Board of Directors has adopted a policy, which is now part of our Corporate Governance Manual, to the effect that a nominee for election as a director of the Company who receives a greater number of votes “withheld” than votes “for”, with respect to the election of directors by shareholders, will be expected to offer to tender his or her resignation to the Chairman promptly following the meeting of shareholders at which the director is elected. The Corporate Governance and Nominating Committee will consider such offer and make a recommendation to the Board of Directors whether to accept it or not. The Board of Directors will make its decision and announce it in a press release within 90 days following the meeting of shareholders. The director who offered to tender his or her resignation should not be part of any committee or Board of Directors deliberations pertaining to the resignation offer. This policy only applies in circumstances involving an uncontested election of directors. An “uncontested election of directors” means that the number of director nominees is the same as the number of directors to be elected to the Board and that no proxy material is circulated in support of one or more nominees who are not part of the candidates supported by the Board of Directors.

Committees of the Board(1)

Given our size, the nature and geographical scope of our activities and the great number of laws and regulations to which we are subject, the Board of Directors has subdivided its supervision mandate into six areas and has established committees that have certain responsibilities for such areas. These committees are the Audit Committee, the Finance Committee, the Corporate Governance and Nominating Committee, the Human Resources and Compensation Committee, the Environment, Safety and Security Committee and the Strategic Planning Committee and their charters are available as part of CN’s Corporate Governance Manual. The Board of Directors also established the Investment Committee of CN’s Pension Trust Funds which is a mixed committee composed of members of the Board of Directors as well as officers of the Company. All committees report to the Board of Directors and, subject to certain limited exceptions, there are no standing delegations of the Board of Directors’ decision-making authority to committees.

The following is a brief summary of the mandate of each committee of the Board of Directors.

AUDIT COMMITTEE

The Audit Committee has the responsibility of overseeing the Company’s financial reporting, monitoring risk management, internal controls and internal and external auditors. The mandate of the Audit Committee and its 2007 main activities are further described in the section entitled “Statement of Corporate Governance Practices – Audit Committee Disclosure” at page 25 of this Information Circular.

FINANCE COMMITTEE

The Finance Committee has the responsibility of overseeing the Company’s financial policies, reviewing financings and authorizing, approving and recommending certain financial activities. As part of these responsibilities, the Finance Committee provides oversight with respect to our capital structure, cash flows and key financial ratios, reviews the opportunities and parameters for debt or equity financing, reviews financing documents and, within the scope of its authority levels established by the Board, may authorize the borrowing of money, the issuing of debt securities or the engaging in other forms of financing, or makes recommendations to the Board thereon. This Committee was created in April 2005 as a result of the division of the former Audit, Finance and Risk Committee into two separate Committees.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Corporate Governance and Nominating Committee has the responsibility of monitoring the composition of the Board of Directors and its committees and overseeing corporate governance matters. As part of its responsibilities, the Corporate Governance and Nominating Committee develops, reviews and monitors criteria for selecting directors, including required or desired competencies and skills to improve the Board of Directors and, in consultation with the Board chair, identifies candidates qualified to become Board members.(2) This Committee reviews the corporate governance guidelines applicable to the Company, recommends any change that should be made thereto and monitors the disclosure of its practices. The responsibilities, powers and operation of the Corporate Governance and Nominating Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.(3)

The charter of the Corporate Governance and Nominating Committee provides that such committee must be composed solely of “independent” directors. As at March 4, 2008, all members of the Corporate Governance and Nominating Committee are “independent”.(4)

(1)   Form 58-101F1, section 8.
(2)   Governance Policy, section 3.13.
(3)   Form 58-101F1, section 6(c); Governance Policy, section 3.11.
(4)   Form 58-101F1, section 6(b); Governance Policy, section 3.10. The NYSE Standards state that a board should appoint a nominating committee composed entirely of independent directors and that such committee should have a written charter. The board has adopted a written mandate for the Corporate Governance and Nominating Committee pursuant to which such committee must be composed solely of independent directors.

CN MANAGEMENT INFORMATION CIRCULAR	21

The Corporate Governance and Nominating Committee annually reviews with the Board chair and makes recommendations to the Board on the adequacy and form of compensation for non-executive directors. See the section entitled “Nominees for Election to the Board – Board of Directors Compensation” of this Information Circular for additional information on compensation received by directors in 2007.(1)

HUMAN RESOURCES AND COMPENSATION COMMITTEE

The Human Resources and Compensation Committee has the responsibility of monitoring executive management’s performance assessment and succession planning. This Committee also has the mandate to review human resources practices by ensuring, amongst other things, that appropriate human resources systems are in place so that the Company can attract, motivate and retain the quality of personnel required to meet its business objectives. The mandate of the Human Resources and Compensation Committee and its 2007 main activities are further described in the section entitled “Statement of Executive Compensation – Report on Executive Compensation by the Human Resources and Compensation Committee” at page 29 of this Information Circular and in the charter of such committee which is included in our Corporate Governance Manual. The Human Resources and Compensation Committee must be composed solely of independent directors. As at March 4, 2008, all members of the Human Resources and Compensation Committee are “independent”.(2)

Reference is also made to the subsection entitled “Statement of Executive Compensation – Report on Executive Compensation by the Human Resources and Compensation Committee – Executive Compensation Consultants” at page 38 of this Information Circular for disclosure in respect of executive compensation consultants.(3)

ENVIRONMENT, SAFETY AND SECURITY COMMITTEE

The Environment, Safety and Security Committee has the responsibility, amongst other things, of overseeing the development and implementation of environmental, safety and security policies, assessing environmental, safety and security practices, and reviewing the Company’s business plan to ascertain whether environmental, safety and security issues are adequately taken into consideration.

STRATEGIC PLANNING COMMITTEE

The Strategic Planning Committee focuses on financial and strategic issues, including the review of the key assumptions underlying the Company’s business plan. It also reviews, with the President and Chief Executive Officer and other appropriate executive officers, the Company’s business plan and capital budget prior to their formal approval by the Board of Directors.

INVESTMENT COMMITTEE OF CN’S PENSION TRUST FUNDS

The Investment Committee of CN’s Pension Trust Funds, which is a mixed committee composed of directors and officers, has the responsibility, amongst other things, of reviewing the activities of the Investment Division, advising the Investment Division on investment of assets of CN’s Pension Trust Funds and approving certain of the investments made by CN’s Pension Trust Funds.

Board and Committee Meetings

PROCESS

The Board chair, in collaboration with the Corporate Secretary, has the responsibility of establishing a schedule for the meetings of the Board of Directors and its committees. During such process, the Corporate Secretary, in collaboration with the committee chairs and the appropriate executive officers, establishes committee working plans for the year. We believe that proceeding in this manner helps in the preparation of in-depth presentations conducive to meaningful information sessions and discussions while allowing management to plan ahead. If during the course of the year events or circumstances require Board or committee action or consideration, additional meetings are called. The total number of meetings and the attendance record for each director for all board and committee meetings held during the course of 2007 are set out in the section entitled “Nominees for Election to the Board – Board and Committee Attendance” of this Information Circular.(4)

Communication regularly takes place between the Board chair and the President and Chief Executive Officer and, through the Office of the Corporate Secretary, between executive officers having responsibilities for matters placed under the supervision of particular committees and the chairs of such committees. This open communication ensures that all meaningful information concerning the affairs and progress of the Company are transmitted to those members of the Board of Directors or committees having special supervisory responsibilities.

IN CAMERA MEETINGS

The non-management Board members meet before or after every in-person meeting of the Board of Directors in in camera sessions, without the presence of management and under the chairmanship of the Board chair. An in camera session including only “independent” directors is also held at least once a year. During the financial year ended December 31, 2007, there was one session that was attended only by independent directors.(5)

(1)   Form 58-101F1, section 7(a) and Governance Policy, section 3.17(b) (regarding directors).
(2)   Form 58-101F1, sections 7(a), (b) and (c) and Governance Policy, sections 3.15, 3.16 and 3.17 (regarding officers). The NYSE Standards state that the CEO’s compensation should be determined by the corporation’s compensation committee or by all independent directors of the corporation. Our Corporate Governance Manual provides that the CEO’s compensation is determined by the Company’s independent directors only. The NYSE Standards state that a board should appoint a compensation committee composed entirely of independent directors and that such committee should have a written charter. The board has adopted a written mandate for the Human Resources and Compensation Committee pursuant to which such committee must be composed solely of independent directors.
(3)   Form 58-101F1, section 7(d).
(4)   Form 58-101F1, section 1(g).
(5)   Form 58-101F1, section 1(e); Governance Policy, section 3.3.

CN MANAGEMENT INFORMATION CIRCULAR	22

Board Performance Assessment(1)

The Board of Directors has implemented, and reviews, from time to time, a process to annually assess its effectiveness, the effectiveness of its committees, the Board chair, the committee chairs and individual directors. This process is under the supervision of the Corporate Governance and Nominating Committee and the Board chair and is comprised of the following steps:

•      The following questionnaires are prepared by the Office of the Corporate Secretary and approved by the Corporate Governance and Nominating Committee and the Board chair, taking into account current issues, the findings of previous years and input from the Board of Directors:
•       Board and committee performance evaluation questionnaires, including a self-assessment by individual directors;
•       a Board chair evaluation questionnaire; and
•       committee chair evaluation questionnaires.
•      Each questionnaire is then sent to every director and a complete set of the responses is forwarded to the Board chair, except for the responses to the Board chair and Corporate Governance and Nominating Committee chair evaluation questionnaires, which are forwarded directly to each of the chairs of the Audit Committee and the Human Resources and Compensation Committee.
•      Following receipt of the completed questionnaires, the Board chair contacts every director to discuss the answers received from and in respect of such director and any comments to the questionnaires which the director may have and to review the self-evaluation of each director. One of the Audit Committee or Human Resources and Compensation Committee chairs also discusses individually with each director his or her responses and comments on the Board chair and Corporate Governance and Nominating Committee chair evaluation questionnaires.
•      Reports are then made by the Board chair and the Audit Committee and Human Resources and Compensation Committee chairs to the Board of Directors, with suggestions to improve the effectiveness of the Board of Directors, Board committees, Board and committee chairs and separately to individual directors in respect of their personal performance.

INDEPENDENT ADVISOR

In addition to the above-mentioned process, the Board may, from time to time, hire an independent advisor to assess or assist the Board of Directors in independently assessing the performance of the Board of Directors, Board committees, Board and committee chairs and individual directors.

PEER ASSESSMENT

At the end of 2007, the Corporate Governance and Nominating Committee and the Board carried out an individual director peer assessment with the assistance of an independent advisor, as it was done in 2004. In 2007, the process involved peer assessment questionnaires which were completed by each director and forwarded directly and confidentially to the advisor. Responses were then consolidated in an individual director report and distributed by the advisor directly to each director, as well as to the Board chair, and a report was made by the Board chair to the Board of Directors.

The Board performance assessment process is further described in CN’s Corporate Governance Manual which is available on our website at www.cn.ca/cngovernance.

Director Selection(2)

REVIEW OF CREDENTIALS

In consultation with the Board chair, the Corporate Governance and Nominating Committee annually reviews the credentials of nominees for election or re-election as members of the Board of Directors. It considers their qualifi cations under applicable law, the validity of the credentials underlying each nomination, and, for nominees who are already directors of the Company, an evaluation of their effectiveness and performance as members of the Board of Directors, including their attendance at Board and committee meetings.

COMPETENCY MATRIX

In proposing the list of Board nominees, the Board of Directors is guided by the process described in our Corporate Governance Manual, which is posted on our website at www.cn.ca/cngovernance. As part of the process, the Board chair, in consultation with the Corporate Governance and Nominating Committee, develops a competency matrix based on knowledge areas, types of expertise and geographical representation and identifies any gaps to be addressed in the director nomination process. This competency matrix is reviewed regularly by the Board chair with Board members, and is updated as may be required.

COMMON DIRECTORSHIPS

With a view to further strengthen directors’ independence, the Board has adopted a policy pursuant to which a director shall not accept the invitation to join an outside board on which a director of CN already sits without previously obtaining the approval of the Corporate Governance and Nominating Committee.

(1)   Form 58-101F1, section 9; Governance Policy, section 3.18.
(2)   Form 58-101F1, section 6(a); Governance Policy, sections 3.12, 3.13 and 3.14.

CN MANAGEMENT INFORMATION CIRCULAR	23

NUMBER OF DIRECTORSHIPS

CN recognizes that Board membership requires a significant dedication of time. As a result, the number of boards on which an individual can serve is necessarily limited. With a view to taking reasonable steps to ensure the ability of each candidate to make the commitment of time necessary to be a director of CN, the Board will apply the following guidelines when considering candidates to become directors of CN:

•      for candidates that are chief executive officers or other senior executives of public corporations, the Board will prefer individuals who hold no more than two (2) public corporation directorships (excluding CN’s Board) in addition to membership on the board of the corporation at which an individual is employed.
•      for candidates that have a full-time employment with non-public corporations or other entities and for full-time employees of public corporations (other than chief executive officers or senior executives of such public corporations), the Board will prefer individuals who hold no more than four (4) public corporation directorships (excluding CN’s Board) in addition to membership on the board of the corporation at which an individual is employed.
•      for other candidates, the Board will prefer individuals who hold no more than five (5) public corporation directorships (excluding CN’s Board).

Directors are expected to provide the Board chair with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board Committee. The Corporate Governance and Nominating Committee and the Board chair will apply Board nominee selection criteria, including directors’ past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending directors for re-election for another term.

The biographies on pages 8 to 13 of this Information Circular identify the other reporting issuers of which each nominee is a director.(1)

EVERGREEN LIST

In order to assist the Corporate Governance and Nominating Committee and the Board chair in recommending candidates to become directors of CN, the Corporate Governance and Nominating Committee has constituted, together with the Board chair, a list of potential Board candidates, which it updates from time to time.

RETIREMENT FROM THE BOARD

The Board has also adopted a policy on the mandatory retirement age for directors whereby a director would not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the annual meeting of shareholders following his or her seventy-fifth birthday. In addition, directors are expected to inform the Board chair of any major change in their principal occupation so that the Board will have the opportunity to decide the appropriateness of such director’s continuance as a member of the Board or of a Board committee. The Board of Directors has not deemed it appropriate or necessary to limit the number of terms a director may serve on the Board.

Director Orientation and Continuing Education(2)

ORIENTATION

New directors are provided with a Directors’ handbook containing corporate and other information required to familiarize themselves with the Company, its organization and operations. Our orientation programs include presentations by the Company’s officers on the Company’s organizational structure and the nature and operation of its business, a review with the Board chair of the methods of operation and the roles of the Board and its committees, a discussion on the contribution individual directors are expected to make and access to appropriate information or outside resources as required.

CONTINUING EDUCATION

The Board chair arranges for Board members to have access to education and information on an ongoing basis pertaining to Board effectiveness and the best practices associated with successful boards, briefings on factors or emerging trends that may be relevant to the Company’s business strategy and other material as deemed appropriate by the Board chair. The Company also makes available, at its cost, a host of educational programs provided by leading institutions.

We encourage directors to attend seminars and other educational programs and to report back to the Board on the quality of such programs. Educational reading materials on corporate governance and other topics are also included in the materials provided to the Board in advance of meetings.

Moreover, the directors have been provided with first hand opportunities to visit certain sites in which CN is making significant investments, such as the intermodal terminals in Prince George and at the Port of Prince Rupert and CN’s Johnston Yard in Memphis. They have also visited certain of CN’s main yards, as well as our Information Technology command center. During such events the Board had the opportunity to interact with CN officers to gain a full appreciation of such strategic projects and to learn more about CN’s overall operations.

(1)   Form 58-101F1, section 1(d).
(2)   Form 58-101F1, sections 4(a) and (b); Governance Policy, sections 3.6 and 3.7.

CN MANAGEMENT INFORMATION CIRCULAR	24

Audit Committee Disclosure

Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) of the Canadian securities regulatory authorities requires issuers to include the charter of its Audit Committee and disclose information with respect to the composition, education and experience of the members of their audit committees, as well as all fees paid to external auditors in their annual information form. We comply with the requirements regarding composition and responsibilities, as summarized hereinafter, and we refer you to Schedule “A” of our Annual Information Form available on SEDAR at www.sedar.com and on our website at www.cn.ca/cngovernance with regards to the charter of our Audit Committee.(1)

COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee is composed of six “independent” directors, namely, Denis Losier, chair of the Committee, Michael R. Armellino, A. Charles Baillie, Hugh J. Bolton, Robert H. Lee and Robert Pace. No member of the Audit Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company.(2)

MANDATE OF THE AUDIT COMMITTEE

The Committee’s responsibilities can be divided in four categories:

• overseeing financial reporting;
• monitoring risk management and internal controls;
• monitoring internal auditors;
• monitoring external auditors.

They include the following:

Overseeing Financial Reporting

The mandate of the Audit Committee provides that the committee is responsible for reviewing, with management and the external auditors, the annual and quarterly financial statements of the Company and accompanying information, including the Company’s MD&A disclosure and earnings press releases, prior to their release, filing and distribution. The mandate also provides that the committee should review the procedures in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures.(3)

The Audit Committee is also responsible for reviewing the financial information contained in the annual information form and other reports or documents, financial or otherwise, requiring Board approval.

Furthermore, the Audit Committee is in charge of reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein.

Monitoring Risk Management and Internal Controls

The Audit Committee is responsible for receiving periodically management’s report assessing the adequacy and effectiveness of CN’s disclosure controls and procedures and systems of internal control. The mandate of the Audit Committee also provides that the committee must review CN’s risk assessment and risk management policies.

The Audit Committee is also responsible for assisting the Board with the oversight of CN’s compliance with applicable legal and regulatory requirements.

In addition, the mandate of the Audit Committee prvides that the committee must establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters, while insuring confidentiality and anonymity. CN has adopted such procedures. Please refer to the Corporate Governance section of our website at www.cn.ca/cn.governance for more details on these procedures.(4)

Monitoring Internal Auditors

The Audit Committee is responsible for ensuring that the chief internal auditor reports directly to the Audit Committee, and for regularly monitoring the internal audit function’s performance, its responsibilities, staffing, budget and the compensation of its members. It further annually reviews the internal audit plan and ensures that the internal auditors are accountable to the Audit Committee.

Monitoring External Auditors

The mandate of the Audit Committee states that the committee is responsible for recommending the retention and, if appropriate, the removal of external auditors, evaluating and remunerating them, and monitoring their qualifications, performance and independence.(5)

The Audit Committee is also in charge of approving and overseeing the disclosure of all audit, review and attest services provided by the external auditors, determining which non-audit services the external auditors are prohibited from providing, and pre-approving and overseeing the disclosure of permitted non-audit services by the external auditors.

(1)   MI 52-110, section 2.3, subsection 1.
(2)   MI 52-110, section 3.1, subsections (1), (2) and (3). The NYSE Standards and the applicable rules of the SEC require that in order to be considered independent, a member of the Audit Committee should not, other than in his or her capacity as a director or member of a board committee and in other limited circumstances, accept directly or indirectly any consulting, advisory or other compensatory fee from the Company or any subsidiary of the Company nor be an affiliated person of the Company or any subsidiary of the Company. All members of the Audit Committee are independent pursuant to such definition.
(3)   MI 52-110, section 2.3, subsections (5) and (6).
(4)   MI 52-110, section 2.3, subsection 7.
(5)   MI 52-110, section 2.3, subsection 2.

CN MANAGEMENT INFORMATION CIRCULAR	25

In addition, the Audit Committee is responsible for ensuring that the external auditors are accountable to the Audit Committee and to the Board.

The Audit Committee is responsible for overseeing the external auditors and discussing with them the quality and not just the acceptability of the Company’s accounting principles, including any material written communications between the Company and the external auditors (including a disagreement, if any, with management and the resolution thereof).(1)

The Audit Committee also reviews at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with CN and confirming their independence.

The mandate of the Audit Committee also provides that the committee is responsible for reviewing hiring policies for employees or former employees of the Company’s firm of external auditors.(2)

Furthermore, the mandate of the Audit Committee states that the Audit Committee may retain independent advisors to help it carry out its responsibilities, including fixing such advisors’ fees and retention terms, subject to advising the Board chair. The committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. Pursuant its charter, the Audit Committee also has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The internal and external auditors must meet separately with the Audit Committee, without management, twice a year, and more frequently as required.(3)

The Audit Committee met six times in 2007 and held in camera sessions. The following table outlines the major subject areas reviewed by the committee during the year, in compliance with its mandate.

Main Committee Activities – 2007

A.	OVERSEEING FINANCIAL REPORTING
-	Reviewed and approved the annual and quarterly results and financial information contained in all reports requiring Board approval
-	Reviewed the compliance of management certification of financial reports with applicable legislation
-	Reviewed the external auditors’ quarterly report on the consolidated financial statements of the Company
-
Reviewed, with the external auditors and management, the quality, appropriateness and disclosure of the Company’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto

-	Reviewed judgments made in connection with the preparation of the financial statements, including analyses of the effect of alternative generally accepted accounting principles methods

B.	MONITORING RISK MANAGEMENT AND INTERNAL CONTROLS
-	Reviewed the Company’s risk assessment and risk management policies, including the Company’s insurance coverage and delegation of financial authority
-	Assisted the Board with the oversight of the Company’s compliance with applicable legal and regulatory requirements
-	Received management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control

C.	MONITORING INTERNAL AUDITORS
-	Reviewed the internal audit plan
-	Monitored the internal audit function’s performance, its responsibilities, staffing, budget and the compensation of its members

D.	MONITORING EXTERNAL AUDITORS
-	Reviewed the results of the external audit
-	Recommended to the Board the appointment and terms of engagement of the Company’s external auditors
-	Evaluated, remunerated and monitored the qualifications, performance and independence of the external auditors
-	Approved the disclosure of all audit, review and attest services provided by the external auditors
-	Determined which non-audit services the external auditors are prohibited from providing, and pre-approved permitted non-audit services by the external auditors to the Company
-	Reviewed the formal statement from the external auditors confirming their independence and reviewed hiring policies for employees or former employees of the Company’s firm of external auditors

(1)   MI 52-110, section 2.3, subsection 3.
(2)   MI 52-110, section 2.3, subsection 8.
(3)   MI 52-110, section 4.1.

CN MANAGEMENT INFORMATION CIRCULAR	26

AUDIT COMMITTEE REPORT REGARDING INTERNAL CONTROL OVER FINANCIAL REPORTING

The Audit Committee received periodically management’s report assessing the adequacy and effectiveness of our disclosure controls and procedures and systems of internal control in respect of the 2007 fiscal year. The Company’s external auditors, KPMG LLP, are responsible for performing an independent audit of our consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (“PCAOB”) in the United States (U.S.), and an independent audit of the effectiveness of internal control over financial reporting, in accordance with the standards of the PCAOB. These audits serve as a basis for KPMG LLP’s opinions addressing whether the consolidated financial statements fairly present our financial position, results of operations, and cash flows in conformity with U.S. generally accepted accounting principles.

The Audit Committee has discussed with KPMG LLP the matters required to be discussed by the American Institute of Certified Public Accountants Statement on Auditing Standards No. 61 (Communication With Audit Committees) and Canadian Institute of Chartered Accountants Handbook Section 5751 (Communications With Those Having Oversight Responsibility for the Financial Reporting Process) including matters relating to the conduct of the audit of our financial statements and the assessment of the effectiveness of our internal control over financial reporting under section 404 of the Sarbanes-Oxley Act.

KPMG LLP provided the Committee with written disclosures and the letter required by Rule 3600T of the PCAOB, which adopts on an interim basis Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Committee has discussed with KPMG LLP that firm’s independence from the Company. A formal written statement describing all relationships between KPMG LLP and the Company including a written confirmation that KPMG LLP are independent within the meaning of the rules of the Code of Ethics of the “Ordre des comptables agréés du Québec” and are independent public accountants with respect to the Company within the meaning of U.S. federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the SEC pursuant to the Sarbanes-Oxley Act, and Rule 3600T of the PCAOB was also remitted to the Committee.

Based on this review and these discussions, the Committee recommended to the Board that the Company’s audited consolidated financial statements be filed with Canadian securities regulators and included in the Company’s annual report on Form 40-F for the year ended December 31, 2007 filed with the SEC.

EDUCATION AND RELEVANT EXPERIENCE OF THE AUDIT COMMITTEE MEMBERS

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. As required in the charter of the Audit Committee, all members of the Audit Committee are “financially literate”, as such terms are defined under Canadian securities laws and regulations(1) and the NYSE Standards, and several members of the committee meet all the criteria to be designated as “audit committee financial expert” under the rules of the SEC. The Board has made such determination based on the education and experience of each committee member.

In determining if a director is an “audit committee financial expert”, the Board considers if the director is a person who has: (a) an understanding of generally accepted accounting principles and financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; (d) an understanding of internal controls and procedures for financial reporting; and (e) an understanding of audit committee functions.

The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the committee:

Mr. Losier is President and Chief Executive Officer, Assumption Life. Mr. Losier held various cabinet level positions with the government of the Province of New Brunswick, from 1989 to 1994. He is a director of Enbridge Gas New Brunswick Limited Partnership, Plazacorp Retail Properties Ltd. and NAV CANADA. Mr. Losier holds a Masters of Economics from the University of Western Ontario.

Mr. Armellino is a Retired Partner, The Goldman Sachs Group, LP. From 1991 to 1994, Mr. Armellino was chair and Chief Executive Officer of Goldman Sachs Asset Management. Prior to 1991, he had held various positions at Goldman, Sachs & Co., including those of senior transportation analyst and Partner in Charge of Research. He is a Chartered Financial Analyst. Mr. Armellino holds an MBA in finance from the Stern School of Business (New York University), New York and has more than 25 years of experience as a securities analyst.

(1)  MI 52-110, section 3.1, subsection 4.

CN MANAGEMENT INFORMATION CIRCULAR	27

Mr. Baillie retired as chair of The Toronto-Dominion Bank in April 2003, and as Chief Executive Officer of the bank in December 2002. Mr. Baillie is a director of Telus Corporation. He is also a director and chair of the audit committee of George Weston Limited. Mr. Baillie holds an MBA from Harvard Business School.

Mr. Bolton is the chair of the board of directors of EPCOR Utilities Inc. and the Chairman of Matrikon Inc. Mr. Bolton is a director and chair of the audit committee of Teck Cominco Limited and of The Toronto-Dominion Bank. He is also a director and member of the audit committee of WestJet Airlines Ltd. From 1992 to 1998, Mr. Bolton was chair and Chief Executive Partner of Coopers & Lybrand Canada (now PricewaterhouseCoopers). Mr. Bolton was a partner of Coopers & Lybrand for 34 years and a public accountant and auditor with that firm for 40 years. He is a fellow of the Alberta Institute of Chartered Accountants. He holds an undergraduate degree of economics from the University of Alberta. Mr. Bolton is a member of four audit committees of public companies including CN. The Board has determined that such service in no way impaired Mr. Bolton’s ability to effectively serve on the Audit Committee of the Company.

Mr. Lee is Chairman of the Prospero Group of Companies which includes real estate investment, financing, sales and property management businesses. He is a director and member of the audit committee of Wall Financial Corporation and he is Chairman of UBC Properties Trust. Mr. Lee holds a bachelor of commerce degree from the University of British Columbia.

Mr. Pace is the President and Chief Executive Officer, The Pace Group. Mr. Pace is also a member of the board of directors of Maritime Broadcasting Systems Limited, High Liner Foods Incorporated, Hydro One and is board chair of Overland Realty Limited. Mr. Pace holds an MBA and an LL.B Law Degree from Dalhousie University in Halifax, Nova Scotia, and has more than 20 years of business experience.

AUDITORS FEES

KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2007 and 2006, the fees for audit, audit related, tax and other services provided to the Company by KPMG LLP were the following:

	2007(1)	2006(1)
FEES	(CAD$)	(CAD$)
Audit	3,170,000	3,009,000
Audit-Related	1,371,000	930,000
Tax	603,000	479,000
Other	–	–
TOTAL FEES	5,144,000	4,418,000
(1)  Fees rounded to the nearest thousand.

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The Audit Committee pre-approved all the services performed by our independent auditors for audit-related and non-audit related services for the years ended December 31, 2007 and 2006 that were required to be pre-approved.

The nature of the services under each category is described below.

AUDIT FEES

Consist of fees incurred for professional services rendered by the auditors in relation to the audit of the Company’s consolidated annual financial statements and those of its subsidiaries, and the audit relating to the Company’s internal control over financial reporting.

AUDIT-RELATED FEES

Audit-related fees were incurred for professional services rendered by the auditors in relation to the audit of the financial statements for the Company’s pension plans, and for attestation services in connection with reports required by statute or regulation and due diligence and other services, including comfort letters, in connection with the issuance of securities.

TAX FEES

Consist of fees incurred for consultations on cross-border tax implications for employees and tax compliance.

OTHER FEES

Nil

The mandate of the Audit Committee provides that the Audit Committee determines which non-audit services the external auditors are prohibited from providing. CN’s Audit Committee and the Board of Directors have adopted resolutions prohibiting the Company from engaging KPMG LLP to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions, or contribution in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources functions, broker or dealer, investment adviser, or investment banking services and legal services and expert services unrelated to the audit. Pursuant to such resolutions, the Company may engage KPMG LLP to provide non-audit services, including tax services, other than the prohibited services listed above, but only if the services have specifically been pre-approved by the Audit Committee.(1)

(1)  MI 52-110, section 2.3, subsection 4.

CN MANAGEMENT INFORMATION CIRCULAR	28

STATEMENT OF EXECUTIVE COMPENSATION

Report on Executive Compensation
by the Human Resources and
Compensation Committee

Composition of the Human Resources and Compensation Committee

The Human Resources and Compensation Committee is comprised of eight “independent” directors, namely Robert Pace, Chair of the Committee, A. Charles Baillie, Hugh J. Bolton, Gordon D. Giffin, James K. Gray, Edith E. Holiday, Edward C. Lumley and David G.A. McLean.

Mandate of the Human Resources and Compensation Committee

The Committee’s responsibilities include:
•      ensuring that appropriate mechanisms are in place regarding the succession planning for the position of President and CEO;
•      reviewing executive management’s performance assessment and succession planning;
•      recommending to the Board of Directors executive management’s compensation;
•      reviewing human resources’ practices by ensuring, amongst other things, that appropriate human resources systems are in place so that the Company can attract, motivate and retain the quality of personnel required to meet its business objectives.

The Committee’s full charter is available as part of CN’s Corporate Governance Manual at www.cn.ca/cngovernance.

The Human Resources and Compensation Committee met five times in 2007 and held in camera sessions during each meeting. The following table outlines the major subject areas reviewed by the Committee during the year.

Main Committee Activities – 2007

A.	CEO PERFORMANCE
	-	Approved CEO objectives
	-	Assessed CEO performance
	-	Reviewed and recommended approval of CEO compensation

B.	EXECUTIVE PERFORMANCE
	-	Reviewed and approved performance assessments
	-	Reviewed succession plan and individual development plans
	-	Reviewed progress on CN’s leadership development programs
	-	Recommended appointment and approved compensation of new executives

C.	COMPENSATION
	-	Reviewed pay position relative to market
	-	Reviewed and recommended approval of annual executive compensation adjustments
	-	Reviewed and recommended for approval no bonus payout for 2007 and approved current year goals
	-	Reviewed and recommended for approval long-term incentive grants to executives
	-	Reviewed executive stock ownership
	-	Reviewed and recommended for approval pension plans design, valuation, amendments and material risks

D.	OTHERS
	-	Monitored labour negotiations
	-	Reviewed the Committee’s corporate governance and compensation disclosure practices
	-	Approved the Committee’s report for inclusion in the management information circular

Succession Planning and Leadership Development

In 2007, the Committee reviewed the progress made in developing current and future leaders through the Company’s leadership development programs. These programs and initiatives provide a solid platform for the assessment and development of the Company’s talent pool. The leadership development programs are tightly integrated with the business strategy in a thoughtful and effective way.

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The President and CEO, through his direct interventions and role modeling, makes significant commitments to successfully drive the Company’s leadership development strategy. Amongst other initiatives, Mr. Harrison personally runs “Hunter Camp” sessions where he shares his passion, commitment and expectations for improved performance and alignment of the Company’s business and operating principles. Over 1,200 managers and several union leaders have participated in these sessions.

The Company is committed to take full advantage of its leadership development momentum. Accordingly, the Company continues to refine its approach and ensure that the assessment and development of people is further embedded in the organization. The Committee is satisfied that the Company’s leadership development approach is effective and achieves best practice levels.

The Compensation Policy of the Company

The pivotal and continuing theme of the Company’s compensation policy has been to tie remuneration to the financial performance of the Company and the enhancement of shareholder value. This underlies the need to attract, retain and motivate outstanding executive talent in an increasingly visible and competitive environment.

The Company is committed to a compensation policy that drives short- and long-term business performance, is competitive and encourages broad share ownership. The compensation strategy is weighted towards pay-for-performance components.

Executive compensation is benchmarked using comparator groups, which have been carefully reviewed and endorsed by the Human Resources and Compensation Committee as being appropriate for the level and nature of the positions. In determining compensation, the Company considers the compensation practices of North American companies that are comparable in size and with whom the Company competes for executive talent. The comparator group is Class 1 Railroads for the most senior executives and includes Union Pacific Railroad, Burlington Northern Santa Fe Corporation, CSX Corporation, Norfolk Southern Corporation and Canadian Pacific Railway. This compensation information is provided by external consultants retained separately by the Company and the Human Resources and Compensation Committee. With the Company’s outstanding leadership position within the railroad industry, the Human Resources and Compensation Committee and the Board of Directors seek to position total compensation for the Company’s executives, when aggressively set goals are achieved, at the first quartile (75th percentile) of that paid by competitors, for positions with equivalent responsibilities and scope.

Compensation for executives is comprised of four main components: base salary, annual incentive, mid-term incentive and long-term incentive. The Human Resources and Compensation Committee annually reviews each component and desired market positioning and makes recommendations based on corporate and individual performance, taking into account leadership abilities, retention risk and succession plans.

Base Salary

Base salaries are established according to the criteria set forth above and are benchmarked annually against median (50th percentile) comparator group practice. Payment of base salary is made in U.S. currency where deemed appropriate.

Annual Incentive Bonus Plan

Under the Annual Incentive Bonus Plan (“AIBP”), payouts for planned results to be achieved (“Target Payouts”) are set as a percentage of salary, ranging between 50% and 70% for executives and, 140% for the CEO.

For 2007, the AIBP is comprised of the following components:

1.    Financial performance: 70% of the bonus was linked to the achievement of a balanced set of goals that contribute to the organization’s long-term financial growth and profitability. Corporate performance is measured against targets set by the Board of Directors for the year. In 2007, the Board of Directors assessed the Company’s performance against established targets for revenues, operating income, diluted earnings per share, free cash flow and return on invested capital (ROIC), with each measure carrying an equal weight. The corporate performance factor can range from 0% to 200% for executives. For the year 2007, despite having achieved impressive financial results, the Company did not meet targets that were set to reflect its industry-leading position. Based on the targets and results achieved, the Committee assessed and the Board approved the corporate performance at “does not meet”, resulting in no bonus payout. The table on the following page provides 2007 results and objectives, and 2006 results for comparative purposes.

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C O R P O R AT E  F I N A N C I A L  P E R F O R M A N C E – 2 0 0 7

	2007	2007	2006
	RESULTS(1)	OBJECTIVES(2)	RESULTS(3)
IN MILLIONS EXCEPT PER SHARE DATA	(CAD$)	(CAD$)	(CAD$)
Revenues	7,897	8,047	7,929
Operating Income	2,876	3,124	3,030
Diluted Earnings per Share (4)	3.40	3.64	3.40
Free Cash Flow (4)	363	800	1,343
Return on Invested Capital	14.0%	15.0%	14.7%

(1)   2007 results were adjusted to exclude a net deferred income tax recovery of CAD$328 million or CAD$0.64 per diluted share and the after-tax gain of CAD$105 million or CAD$0.21 per diluted share related to the sales of the Central Station Complex and the Company’s investment in English Welsh and Scottish Railway.
(2)   2007 objectives were adjusted to reflect an actual exchange rate of 0.935 vs. 0.90 as per budget assumptions. The revenues objective was adjusted to be consistent with the new presentation of non-rail transportation services.
(3)   2006 actual revenues were adjusted to be consistent with the new presentation of non-rail transportation services. 2006 results were also adjusted to exclude a deferred income tax recovery of CAD$277 million or CAD$0.51 per diluted share.
(4)   See page 87 of the 2007 Annual report for a discussion and reconciliation of these non-GAAP measures. The 2007 Free Cash Flow figure excludes the net proceeds from the sales of the Central Station Complex of CAD$351 million and the Company’s investment in English Welsh and Scottish Railway of CAD$114 million.

2.    Individual performance: 30% of the bonus was based on the achievement of personal business-oriented goals linked to financial and operating results, safety, customer service and leadership. The individual performance factor can range from 0% to 200% for executives. Any payout under the individual component is conditional upon a payout being declared under the corporate component.

3.    The resulting bonus payout is based on the salary on December 31, the corporate and individual performance factors and, is calculated in accordance with the following formula:

Corporate
Annual Salary	x	Target Payout	x	70%	x	Performance
Factor
+
Individual
Annual Salary	x	Target Payout	x	30%	x	Performance
Factor

In 2007, as the Company did not achieve planned corporate objectives, there was no bonus payout for the management team, including the President and CEO and all other executives.

Vision 2008 Share Units Plan

To further strengthen the link between compensation and superior performance, the Board of Directors approved in 2005 the Vision 2008 Share Units Plan, with a four-year term to December 31, 2008, entitling designated executives and senior management employees to receive a one-time performance-based award of share units payable in cash in January 2009. These awards were made on January 28, 2005 at the closing stock price of CAD$36.225 and US$29.185.

Under the award agreement, the performance vesting is determined using the highest 20-day average stock price over the last six months of the plan with half of the vesting being based on the Canadian stock price performance and the other half on the U.S. stock price performance, to neutralize the effect of the exchange rate on the plan payout. No payout will be made under the plan if the average stock price does not reach CAD$50.00 on the Toronto Stock Exchange (TSX) and US$41.00 on the New York Stock Exchange (NYSE). The full award of share units becomes payable only if the average stock price reaches at least CAD$72.50 and at least US$59.50 on the corresponding stock exchanges. Proration will be applied in between those stated objectives. A full payout scenario would correspond to the share price having effectively doubled over the four-year term. The award payout is also conditional on the Company meeting a minimum 20-day average share price on December 31, 2008 and a minimum average return on invested capital of 10% over the term of the plan. Finally, the plan encourages retention as payout is conditional upon continued employment until the end of the plan period.

Long-Term Incentive

The Board of Directors considers a number of factors to assess the Company’s long-term incentive strategy. Factors under consideration include the balance between long-term value creation and shareholder wealth protection, executive ownership position against stock option holdings, executive retention risk, as well as the tax impact and the dilution impact of different long-term incentive vehicles. Since 2005, the Board of Directors has elected to grant a combination of stock options and restricted share units (“RSUs”) of approximately equal value, to designated executive and senior management employees, except for the CEO. The long-term incentive award for the CEO combines stock options and RSUs with a smaller relative weight in stock option value, because of the 20% limitation on the number of stock options that can be awarded to one individual under the Management Long-Term Incentive Plan.

The RSUs granted by the Company are generally scheduled for payout in cash after three years (“Plan Period”) and vest upon the attainment of targets relating to return on invested capital over the Plan Period and to the Company’s share price during the last three months of the period. The value of the RSU payout is based on a 20-day average share price on January 31, following the plan period. The RSUs granted in 2004 carried a provision that, if specified targets related to the 20-day average share price were attained during any period ending on or after December 31, 2005, payout would be accelerated at such time. These targets having been met, payout was made effective December 31, 2005. The RSUs granted after 2004 did not carry any acceleration provision.

CN MANAGEMENT INFORMATION CIRCULAR	31

The 2007 RSU award is subject to meeting a specific ROIC objective, which the Company views as a key measure of long-term value generation to its shareholders. Payout is conditional upon an average share price of at least CAD$52.08 or US$45.06 for the three months ending on December 31, 2009. The 2007 RSU award is subject to the following vesting table:

RETURN ON INVESTED CAPITAL	PERFORMANCE
(3-YEAR AVERAGE)	VESTING FACTOR
< 13.5%	0%
13.5%	50%
14.5%	100%
16.5% and above	150%

Stock options granted by the Company in the past include conventional options, which vest over a period of time, performance options which vest upon the attainment of financial targets, and performance-accelerated options for which vesting may be accelerated if certain financial targets are met. Since 2005, grants have been of conventional options, which vest over four years, 25% at each anniversary, and have a term of 10 years. Grants were made in the currency of the recipient’s salary.

The annual grant of RSUs and stock options to eligible employees is reviewed and approved at the January meeting of the Board of Directors. Their effective grant date is the first day opened for trading under the Company’s Insider Trading Policy, following the publication of the Company’s financial results. The exercise price of stock options is set at the closing price of the common shares on the TSX or the NYSE on the grant date.

Change of Control Provision

The Management Long-Term Incentive Plan, the RSU Plan and the Vision 2008 Plan were amended effective March 4, 2008 to include a “double trigger provision”. Pursuant to such provisions, the vesting of options or units held by a participant in those plans would not accelerate upon a change of control of the Company unless the participant is terminated without cause or resigns for good reasons. These provisions further state that acceleration of vesting would not occur if a proper substitute to the original options or units is granted to the participant. These provisions will only affect future grants and discretion is left to the Board of Directors to take into account special circumstances.

Stock Ownership

Stock ownership by executives has been further encouraged through the introduction of share ownership guidelines that require a minimum level of ownership of common shares of CN, set as a percentage of salary, to be achieved over a five-year period. In 2002, the application of the guidelines was broadened to include a total of approximately 175 executives and senior management employees with the following requirements:

GUIDELINES
President and CEO	4 times salary
Executive and Senior Vice-Presidents	3 times salary
Vice-Presidents	1.5 to 2 times salary
Senior Management	One times salary

As of December 31, 2007, all executives had either met or were on track to achieve their guidelines. Under CN’s Insider Trading Policy, no directors, officers or employees can engage in hedging activities on CN securities.

Incentive Deferral Plans

The Company introduced in 2002 its Voluntary Incentive Deferral Plan. This plan allows executives and senior management employees to elect to defer up to 100% of their annual bonus and other amounts paid under an eligible incentive plan into deferred share units payable in cash upon retirement or termination of employment. A deferred share unit is equivalent to a common share of the Company and earns notional dividends, which are re-invested into additional deferred share units, when cash dividends are paid on the Company’s common shares. The amount deferred is converted into a number of units at the deferral date, using the 20-day average closing share price. The election to receive eligible incentive payments in deferred share units is not available to a participant when the value of the participant’s vested deferred share unit account is sufficient to meet the Company’s stock ownership guidelines.

To encourage stock ownership, the Company also credits a company match equal to 25% of the number of deferred share units. These company-matched deferred share units vest over a period of four years (25% per year).

The payout of the deferred share units is established based on the 20-day average closing share price at the retirement or termination date and includes the vested company-matched deferred share units as well as accrued notional dividends over the deferral period.

Certain executives hold deferred share units, payable upon their retirement or termination date, which vested in January 2001 in accordance with past awards made under the Senior Executive Bonus Share Plan. No additional awards may be made under this plan. A limited number of U.S. senior management employees also participate in the Senior Management Deferred Compensation Plan, which permits the deferral of up to 50% of salary and up to 100% of bonus. Amounts deferred are payable upon termination or retirement. When payable upon termination, they are credited with a notional interest rate (based on long-term interest rates on U.S. Treasury Notes). Upon eligible retirement, the credited rate is upgraded by 20%. This plan was closed to new participants following the Company’s acquisition of Illinois Central in 1999.

CN MANAGEMENT INFORMATION CIRCULAR	32

The following table provides a summary of the Company’s main compensation components.

COMPENSATION COMPONENTS

COMPONENTS	DESCRIPTION
Base Salary	•	Salaries are benchmarked annually to the median (50th percentile) of the comparator group
	•	Individual salary recommendations are based on competitive assessment and individual performance
Annual Incentive	•	Target Payout is established to position the Company’s total cash compensation (salary + Target Payout) between 50th and 75th percentile of the comparator group
	•	Payout linked to the achievement of corporate objectives (70%) and personal objectives (30%)
	•	Corporate performance linked to the achievement of a balanced set of goals that contribute to the organization’s growth and profitability
	•	Target Payouts range from 50% to 70% of salary for executives (140% for the CEO)
	•	The maximum payout is equal to twice the Target Payout
Vision 2008 Share Units Plan	•	Reward superior stock price performance and provide retention of key talent
	•	Award of performance-based share units granted in January 2005
	•	Payout effective December 31, 2008 (four-year term)
	•	Strenuous stock price vesting criteria corresponding to a compounded annual growth rate of 9% (minimum payout level) to 19% (full payout) over the four-year period
	•	Also subject to a minimum average return on invested capital over the four-year period of 10% and a minimum 20-day average share price on December 31, 2008
Long-Term Incentive	•
Awards are established to position total direct compensation (salary + annual incentive target payout + long-term incentive award) at approximately 75th percentile of comparator group, when aggressively set goals are achieved

	•	Align management interest with shareholders’ value growth and provide retention of key talent
	•	Significant recognition of individual contribution and potential
	•	Combination of RSUs and stock options of approximately equal value, except for the CEO Stock Options (Management Long-Term Incentive Plan)
	•	10-year term; 25% per year vesting over the first four years
	•	Granted in the currency of the recipient’s salary Share Units (Restricted Share Unit Plan)
	•	Award of performance-based share units
	•	Payout in cash after three years
	•	Performance vesting subject to attainment of targets related to return on invested capital over the Plan Period and to the share price during the last three months of the period

Compensation Mix

The following table provides the estimated weight of the various compensation elements in 2007, as a percentage of total compensation for executives, based on the above-stated compensation policy and the achievement of target performance.

			LONG-TERM INCENTIVE
LEVEL	BASE SALARY	ANNUAL INCENTIVE	AND VISION 2008	TOTAL	TOTAL AT RISK
President and CEO	13%	18%	69%	100%	87%
Executive Vice-Presidents	25%	17%	58%	100%	75%
Senior Vice-Presidents	33%	22%	45%	100%	67%
Vice-Presidents	45%	24%	31%	100%	55%

CN MANAGEMENT INFORMATION CIRCULAR	33

Cost of Compensation and Company Performance

The Human Resources and Compensation Committee monitors compensation costs as they relate to Company performance. The following table displays the total aggregate compensation for the five Named Executive Officers (“NEO”) expressed as a percentage of net income, over the last three years. The total aggregate compensation is the sum of the annual total compensation value as reported under the Total Compensation Value tables in this and prior years’ Information Circulars.

	2007		2006		2005
Total aggregate compensation
value awarded to NEO
(US$ million)	18.6		26.4		24.7
Net income (CAD$ million)	1,725	(1)	1,810	(2)	1,556	(3)
As percentage of Net Income (4)	1.2		1.7		1.9

(1)   2007 net income was adjusted to exclude the impact of a net deferred income tax recovery of CAD$328 million and to exclude the after-tax gain of CAD$105 million related to the sales of Central Station Complex and the Company’s investment in English Welsh and Scottish Railway. See page 87 of the 2007 Annual report.
(2)   2006 net income was adjusted to exclude a deferred income tax recovery of CAD$277 million. See page 87 of the 2007 Annual report.
(3)   As reported in the Company’s Financial Statements.
(4)   Percentage calculations are based on converted net income using average rates of exchange of 1.0748, 1.1341, 1.2116, respectively, for the years 2007, 2006, and 2005.

In another analysis of the compensation costs of the broader group of past and present executives over the five-year period ending on December 31, 2007, it was shown that the compensation (including base pay, bonus and other incentive payouts, as well as stock option gains) paid to or earned by all executives, represented approximately 4% of the approximate US$15 billion aggregate market capitalization increase over the same period. A significant amount forming part of such compensation is still being held by executives in shares, share units and stock options of the Company.

Executive Compensation Clawback

In March 2008, the Board of Directors adopted an executive compensation clawback policy concerning future awards made under the Company’s annual and long-term incentive plans. Under this policy, which applies to all executives, the Board may, in its sole discretion, to the full extent permitted by governing law and to the extent it determines that it is in the Company’s best interest to do so, require reimbursement under certain circumstances of all or a portion of annual and long-term incentive compensation received by an executive. The Board may seek reimbursement of full or partial compensation from an executive or former executive officer in situations where a) the amount of incentive compensation was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Company’s financial statements, b) the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement, and c) the incentive compensation payment received would have been lower had the financial results been properly reported.

Chief Executive Officer Compensation

The President and Chief Executive Officer’s annual compensation is recommended by the Human Resources and Compensation Committee and approved by independent members of the Board of Directors. Pursuant to his employment agreement, Mr. Harrison’s base salary was established at US$1,600,000 for 2007 and his Annual Incentive Bonus Plan target payout set at 140% of base salary with a maximum payout of 280% of base salary, in line with the Company’s compensation philosophy.

The individual performance of the President and Chief Executive Officer is measured against the goals, objectives and standards approved annually by the Human Resources and Compensation Committee. The goals set at the beginning of the year include both financial and non-financial elements, covering performance in the following areas: financial performance (35%); safety (20%); marketing (10%); customer service and operations (10%); human resources management (10%); and public and government relations (15%).

Based on a review of the foregoing, the Human Resources and Compensation Committee rates the performance of the President and Chief Executive Officer as part of his performance review and recommends for the approval of the Board of Directors his compensation based on his and the Company’s performance. For 2007, as the Company did not achieve its corporate objectives, Mr. Harrison received no bonus payout under the Annual Incentive Bonus Plan.

In 2007, Mr. Harrison received a grant of 139,000 restricted share units and 145,000 stock options, as part of the annual long-term incentive awards to executives, the value of which was established within the Company’s long-term incentive compensation policy.

The Human Resources and Compensation Committee establishes the compensation of the President and Chief Executive Officer and other executives in line with the Company’s compensation policy, on the basis of the expected value provided by each award at the time of the grant. The following table provides a summary of the total compensation value for Mr. Harrison, as established by the Human Resources and Compensation Committee, for 2007 and for the two preceding years. It also provides a summary of the aggregate holdings in share units and stock options held as of December 31, 2007 under the Voluntary Incentive Deferral Plan, the Vision 2008 Share Units Plan, the Restricted Share Unit Plan and the Management Long-Term Incentive Plan.

CN MANAGEMENT INFORMATION CIRCULAR	34

TOTAL COMPENSATION VALUE TABLE

E. HUNTER HARRISON, PRESIDENT AND CHIEF EXECUTIVE OFFICER
Under the strong leadership of Mr. Harrison, the Company remains at the forefront of the rail industry through the disciplined execution of its business model, which is anchored on five principles: providing quality service, controlling costs, focusing on asset utilization, committing to safety, and developing people.

	2007	2006	2005
	(US$)	(US$)	(US$)
Base salary	1,600,000	1,500,000	1,375,000
Bonus	Nil	4,200,000	3,850,000
Other annual compensation(1)	882,113	680,275	536,456
Value of restricted share units under the annual grant(2)	3,725,000	4,367,000	2,313,000
Value of stock options under the annual grant(3)	1,619,000	1,963,000	1,763,000
Value of Vision 2008 grant allocated to 2005, 2006 and 2007(4)	201,000	201,000	201,000
Value of 81,000 restricted share units pursuant to the 2004 CEO
Employment Agreement in each of 2005, 2006 and 2007(5)	1,409,000	1,409,000	1,409,000
Value of defined contribution pension plans accrued(1)	1,052,209	891,570	875,168
Value of defined benefit pension plans accrued(6)	1,338,000	1,134,000	1,057,000
Value of benefits accrued on amounts deferred	–	–	–
TOTAL COMPENSATION	11,826,322	16,345,845	13,379,624
AGGREGATE EQUITY HOLDINGS IN COMPANY PLANS(7)
	DSUs		VISION 2008		RSUs		OPTIONS		TOTAL VALUE
	#	US$	#	US$	#	US$	#	US$	US$
VESTED / EXERCISABLE	Nil	Nil	Nil	Nil	Nil	Nil	2,947,500	71,932,304	71,932,304
UNVESTED /
UNEXERCISABLE	Nil	Nil	184,000	1,402,706	382,000	17,954,000	412,500	2,860,413	22,217,119
TOTAL	Nil	Nil	184,000	1,402,706	382,000	17,954,000	3,360,000	74,792,717	94,149,423

(1)   Detailed information on these amounts is presented in the “Summary Compensation Table”.
(2)   Represents the expected value, at time of grant, of the restricted share units granted. See “Statement of Executive Compensation – Officers’ Remuneration – Long-Term Incentive Plan – Awards in the Last Financial Year” for details of the 2007 grants.
(3)   Represents the expected value, at time of grant, of the stock options granted. See “Statement of Executive Compensation – Officers’ Remuneration – Stock Options Granted to Named Executive Officers During the Last Financial Year” for details of the 2007 grants.
(4)   To reflect the Plan period, the amount represents one-fourth of the expected value, at the time of grant, of the Vision 2008 share units granted in 2005.
(5)   To reflect the Plan period, the amount represents one-fifth of the 405,000 restricted share units granted to the CEO in 2004 based on the estimated expected value of US$7,045,000. See footnote (8) of “Summary Compensation Table”.
(6)   The estimated value is the service cost of the benefits accrued during the calendar year. These amounts exclude the employee’s contributions.
(7)   Holdings and values as at 2007 financial year-end. The values displayed have not been, and may never be, realized. Values are based on the average closing price of the common shares on December 31, 2007, on the NYSE and the TSX (US$47.00), and assume performance factors have been met for the restricted share units. Values for the Vision 2008 share units assume payout criteria have been met and a vesting based on the average closing price of the common shares on December 31, 2007. For details on options, see “Statement of Executive Compensation – Officers’ Remuneration – Aggregate Option Exercises During the Last Financial Year and Financial Year-End Option Value”.

In 2008, Mr. Harrison’s base salary was increased to US$1,680,000 and his target and maximum payouts under the Annual Incentive Bonus Plan were maintained at 140% and 280% respectively. On January 24, 2008, Mr. Harrison received awards of 126,000 units under the Restricted Share Unit Plan and 145,000 options under the Management Long-Term Incentive Plan. Awards made in 2008 carry similar conditions to the 2007 awards (see “Statement of Executive Compensation – Officers’ Remuneration – Long-Term Incentive Plan – Awards in the Last Financial Year”).

CN MANAGEMENT INFORMATION CIRCULAR	35

Total Compensation for Other Named Executive Officers

The following tables provide a summary of the total compensation value for 2007 and for the two preceding years for the remaining Named Executive Officers as defined under the subsection “Statement of Executive Compensation – Officers’ Remuneration” on page 38 of this Information Circular. It also provides a summary of the aggregate holdings in share units and stock options held as of December 31, 2007 under the Voluntary Incentive Deferral Plan, the Vision 2008 Share Units Plan, the Restricted Share Unit Plan and the Management Long-Term Incentive Plan. Footnotes for the tables below can be found on page 37.

TOTAL COMPENSATION VALUE TABLE

CLAUDE MONGEAU, EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER
	2007	2006	2005
	(US$)	(US$)	(US$)
Base salary	519,000	504,000	489,000
Bonus	Nil	679,100	658,900
Other annual compensation(1)	–	–	–
Value of restricted share units under the annual grant(2)	616,000	809,000	578,000
Value of stock options under the annual grant(3)	514,000	620,000	564,000
Value of Vision 2008 grant allocated to 2005, 2006 and 2007(4)	50,000	50,000	50,000
Value of defined contribution pension plans accrued	–	–	–
Value of defined benefit pension plans accrued(5)	175,000	182,000	146,000
Value of benefits accrued on amounts deferred(6)	140,992	101,936	903,788
TOTAL COMPENSATION	2,014,992	2,946,036	3,389,688
AGGREGATE EQUITY HOLDINGS IN COMPANY PLANS(7)
	DSUs		VISION 2008		RSUs		OPTIONS		TOTAL VALUE
	#	US$	#	US$	#	US$	#	US$	US$
VESTED / EXERCISABLE	168,472	7,918,184	Nil	Nil	Nil	Nil	564,000	12,246,340	20,164,524
UNVESTED /
UNEXERCISABLE	13,783	647,801	46,000	350,676	53,000	2,491,000	131,000	913,155	4,402,632
TOTAL	182,255	8,565,985	46,000	350,676	53,000	2,491,000	695,000	13,159,495	24,567,156

TOTAL COMPENSATION VALUE TABLE

JAMES M. FOOTE, EXECUTIVE VICE-PRESIDENT, SALES AND MARKETING
	2007	2006	2005
	(US$)	(US$)	(US$)
Base salary	519,000	504,000	489,000
Bonus	Nil	679,100	658,900
Other annual compensation(1)	22,177	14,656	16,432
Value of restricted share units under the annual grant(2)	616,000	809,000	578,000
Value of stock options under the annual grant(3)	514,000	620,000	564,000
Value of Vision 2008 grant allocated to 2005, 2006 and 2007(4)	50,000	50,000	50,000
Value of defined contribution pension plans accrued(1)	6,750	6,600	6,300
Value of defined benefit pension plans accrued(5)	173,000	173,000	146,000
Value of benefits accrued on amounts deferred(6)	209,803	151,686	1,466,177
TOTAL COMPENSATION	2,110,730	3,008,042	3,974,809
AGGREGATE EQUITY HOLDINGS IN COMPANY PLANS(7)
	DSUs		VISION 2008		RSUs		OPTIONS		TOTAL VALUE
	#	US$	#	US$	#	US$	#	US$	US$
VESTED / EXERCISABLE	249,964	11,748,308	Nil	Nil	Nil	Nil	449,000	9,037,985	20,786,293
UNVESTED /
UNEXERCISABLE	21,240	998,280	46,000	350,676	53,000	2,491,000	131,000	913,155	4,753,111
TOTAL	271,204	12,746,588	46,000	350,676	53,000	2,491,000	580,000	9,951,140	25,539,404

CN MANAGEMENT INFORMATION CIRCULAR	36

TOTAL COMPENSATION VALUE TABLE

KEITH E. CREEL , EXECUTIVE VICE-PRESIDENT, OPERATIONS
	2007	2006	2005
	(US$)	(US$)	(US$)
Base salary	376,548	313,000	298,423
Bonus	Nil	379,400	362,500
Other annual compensation(1)	64,897	5,107	64,455
Value of restricted share units under the annual grant(2)	534,000	539,000	260,000
Value of stock options under the annual grant(3)	446,000	413,000	254,000
Value of Vision 2008 grants allocated to 2005, 2006 and 2007(4)	121,000	23,000	23,000
Value of defined contribution pension plans accrued(1)	60,070	35,177	4,476
Value of defined benefit pension plans accrued(5)	–	–	48,000
Value of benefits accrued on amounts deferred(6)	63,435	45,864	554,812
TOTAL COMPENSATION	1,665,950	1,753,548	1,869,666
AGGREGATE EQUITY HOLDINGS IN COMPANY PLANS(7)
	DSUs		VISION 2008		RSUs		OPTIONS		TOTAL VALUE
	#	US$	#	US$	#	US$	#	US$	US$
VESTED / EXERCISABLE	74,497	3,501,359	Nil	Nil	Nil	Nil	41,000	633,924	4,135,283
UNVESTED /
UNEXERCISABLE	7,504	352,688	31,000	236,325	39,000	1,833,000	86,000	448,160	2,870,173
TOTAL	82,001	3,854,047	31,000	236,325	39,000	1,833,000	127,000	1,082,084	7,005,456

TOTAL COMPENSATION VALUE TABLE

SEAN FINN, SENIOR VICE-PRESIDENT PUBLIC AFFAIRS, CHIEF LEGAL OFFICER AND CORPORATE SECRETARY
	2007	2006	2005
	(US$)	(US$)	(US$)
Base salary	415,000	381,500	343,000
Bonus	Nil	475,000	409,100
Other annual compensation(1)	–	–	–
Value of restricted share units under the annual grant(2)	225,000	323,000	231,000
Value of stock options under the annual grant(3)	188,000	248,000	226,000
Value of Vision 2008 grant allocated to 2005, 2006 and 2007(4)	20,000	20,000	20,000
Value of defined contribution pension plans accrued	–	–	–
Value of defined benefit pension plans accrued(5)	137,000	128,000	99,000
Value of benefits accrued on amounts deferred	–	–	–
TOTAL COMPENSATION	985,000	1,575,500	1,328,100
AGGREGATE EQUITY HOLDINGS IN COMPANY PLANS(7)
	DSUs		VISION 2008		RSUs		OPTIONS		TOTAL VALUE
	#	US$	#	US$	#	US$	#	US$	US$
VESTED / EXERCISABLE	Nil	Nil	Nil	Nil	Nil	Nil	121,000	2,635,602	2,635,602
UNVESTED /
UNEXERCISABLE	Nil	Nil	18,000	137,221	20,400	958,800	50,800	361,534	1,457,555
TOTAL	Nil	Nil	18,000	137,221	20,400	958,800	171,800	2,997,136	4,093,157

(1)   Detailed information on these amounts is presented in the “Summary Compensation Table”.
(2)   Represents the expected value, at time of grant, of the restricted share units granted. See “Statement of Executive Compensation – Officers’ Remuneration – Long-Term Incentive Plan – Awards in the Last Financial Year” for details of the 2007 grants.
(3)   Represents the expected value, at time of grant, of the stock options granted. See “Statement of Executive Compensation – Officers’ Remuneration – Stock Options Granted to Named Executive Officers During the Last Financial Year” for details of the 2007 grants.
(4)   To reflect the Plan period, the amount represents one-fourth of the expected value, at time of grant of the Vision 2008 share units granted in 2005. For Mr. Creel, the amount for 2007 also includes a portion of the value of an additional award received upon his promotion.
(5)   The estimated value is the service cost of the benefits accrued during the calendar year. These amounts exclude the employee’s contributions.
(6)   Includes dividend equivalent amounts earned under the Voluntary Incentive Deferral Plan and Senior Executive Bonus Share Plan. Also includes the Company match on deferrals made under the Voluntary Incentive Deferral Plan.
(7)   Holdings and values as at 2007 financial year-end. The values displayed have not been, and may never be, realized. Values are based on the average closing price of the common shares on December 31, 2007, on the NYSE and the TSX (US$47.00), and assuming performance factors have been met for the restricted share units. Value for the Vision 2008 share units assumes payout criteria have been met and a vesting based on the average closing price of the common shares on December 31, 2007. For details on options, see “Statement of Executive Compensation – Officers’ Remuneration – Aggregate Option Exercises During the Last Financial Year and Financial Year-End Option Value”.

CN MANAGEMENT INFORMATION CIRCULAR	37

Executive Compensation Consultants

The Company retains various executive consulting firms to assist in determining compensation for directors and officers. In 2007, the Company retained the services of Towers Perrin and Watson Wyatt to provide market information, surveys and trends, as well as expert external opinions on various executive compensation proposals. In 2007, the Company paid approximately CAD$84,000 to Towers Perrin and CAD$38,000 to Watson Wyatt for these services. The Human Resources and Compensation Committee also independently retains, from time to time, the services of executive compensation consultants to provide advice on compensation proposals that are presented for Committee approval. In 2007, the Committee retained the services of Hugessen Consulting Inc. (“Hugessen”). The Committee mandated Hugessen to review and provide advice directly to the Committee, on executive compensation recommendations and related matters, with a particular focus on named executive officers. In aggregate, the fees paid to Hugessen totalled approximately CAD$68,000. The Committee is satisfied that the advice received from Hugessen is objective and independent. In 2007, the Board of Directors adopted a policy to the effect that the Chair of the Human Resources and Compensation Committee shall pre-approve all non-compensation services provided to the Company by the consultant retained by the Committee to perform compensation-related services.

During 2007, the only services provided by Hugessen were compensation-related services provided directly to the Human Resources and Compensation Committee.

Submitted on March 4, 2008, by the Human Resources and Compensation Committee of the Board of Directors:

Robert Pace (Chair)	Edith E. Holiday
A. Charles Baillie	Edward C. Lumley
Hugh J. Bolton	David G.A. McLean
Gordon D. Giffin
James K. Gray

Officers’ Remuneration

The disclosure of executive compensation as reported under the previous section “Statement of Executive Compensation – Report on Executive Compensation by the Human Resources and Compensation Committee” is presented with the objective of providing compensation information that is clear, concise and transparent. The following disclosure is a prescribed disclosure under current Canadian reporting requirements.

Compensation of Named Executive Officers of the Company

The following table sets forth the annual compensation for the President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer and for each of the other three most highly compensated executive officers of the Company (together, the “Named Executive Officers”) for the year ended December 31, 2007, and for each of the two preceding years.

CN MANAGEMENT INFORMATION CIRCULAR	38

SUMMARY COMPENSATION TABLE(1)

						LONG-TERM COMPENSATION
		ANNUAL COMPENSATION				AWARDS		PAYOUTS
						SECURITIES	SHARES OR	LONG-TERM
						UNDER	UNITS SUBJECT	INCENTIVE		ALL OTHER
				OTHER ANNUAL		OPTIONS	TO RESALE	PLAN		COMPEN-
		SALARY	BONUS(3)	COMPENSATION(4)		GRANTED	RESTRICTIONS(7)	PAYOUTS	(3,8)	SATION
NAME AND PRINCIPAL POSITION	YEAR	(US$)	(US$)	(US$)		(#)	(US$)	(US$)		(US$)
E. Hunter Harrison	2007	1,600,000	Nil	882,113	(5)	145,000	Nil	8,860,800	(9)	1,052,209	(11)
President and Chief Executive Officer	2006	1,500,000	4,200,000	680,275	(5)	190,000	Nil	Nil		891,570	(11)
	2005	1,375,000	3,850,000	536,456	(5)	250,000	Nil	17,275,680	(10)	875,168	(11)
Claude Mongeau	2007	519,000	Nil	Nil		46,000	Nil	2,215,200	(9)	140,992	(12)
Executive Vice-President and	2006	504,000	679,100	Nil		60,000	Nil	Nil		101,936	(12)
Chief Financial Officer	2005	489,000	658,900	Nil		80,000	Nil	5,038,740	(10)	903,788	(12)
James M. Foote	2007	519,000	Nil	22,177		46,000	Nil	2,215,200	(9)	216,553	(11,12)
Executive Vice-President,	2006	504,000	679,100	14,656		60,000	Nil	Nil		158,286	(11,12)
Sales and Marketing	2005	489,000	658,900	16,432		80,000	Nil	5,038,740	(10)	1,472,477	(11,12)
Keith E. Creel (2)	2007	376,548	Nil	64,897	(6)	38,000	Nil	996,840	(9)	123,505	(11,12)
Executive Vice-President, Operations	2006	313,000	379,400	5,107		40,000	Nil	Nil		81,041	(11,12)
	2005	298,423	362,500	64,455	(6)	36,000	Nil	2,015,496	(10)	559,288	(11,12)
Sean Finn	2007	415,000	Nil	Nil		16,800	Nil	886,080	(9)	Nil
Senior Vice-President Public Affairs, Chief	2006	381,500	475,000	Nil		24,000	Nil	Nil		Nil
Legal Officer and Corporate Secretary	2005	343,000	409,100	Nil		32,000	Nil	1,727,568	(10)	Nil

(1)   Payments made in Canadian currency were converted using average rates of exchange of 1.0748, 1.1341 and 1.2116 respectively, for the years 2007, 2006 and 2005.
(2)   Mr. Creel was appointed Executive Vice-President, Operations effective May 1, 2007.
(3)   Amounts shown in the Bonus or Long-Term Incentive Plan Payouts columns include deferrals made under the Voluntary Incentive Deferral Plan whereby all or a portion of the bonus and/or of the long-term incentive plan payout is received in the form of deferred share units payable in cash upon retirement or termination of employment (see “Statement of Executive Compensation – Report on Executive Compensation by the Human Resources and Compensation Committee – sections Annual Incentive Bonus Plan, Long-Term Incentive and Incentive Deferral Plans”). The following table displays the amounts deferred and the corresponding number of deferred share units under the Plan.

AMOUNTS DEFERRED
	UNIT PRICE
	(US$)	CLAUDE MONGEAU	JAMES M. FOOTE	KEITH E. CREEL
		US$3,023,244	US$5,038,740	US$2,015,496
2005 Long-Term Incentive	39.99	(75,600 units)	(126,000 units)	(50,400 units)

(4)   Includes the value of perquisites, other personal benefits and other compensation (as applicable), such as tax gross-up or tax protection so that net income after taxes is not less than it would have been in the U.S. Aggregate perquisites and other personal benefits that are less than CAD$50,000 and 10% of the total of the annual salary and bonus for any of the Named Executive Officers, are not included in this column.
(5)   Amounts for 2007 include personal use of the Company’s aircraft valued at US$762,933, club membership fees for an amount of US$22,099 and tax gross-up for an amount of US$88,161. Amounts for 2006 include personal use of the Company’s aircraft valued at US$526,450, club membership fees for an amount of US$26,626 and tax gross-up for an amount of US$117,568. Amounts for 2005 include personal use of aircraft valued at US$388,675, club membership fees for an amount of US$40,790 and tax gross-up for an amount of US$97,179. It is the Company’s policy to require the CEO to use the Company’s aircraft for personal as well as for business use.
(6)   Amounts for 2007 include tax protection for an amount of US$55,124. Amounts for 2005 include education assistance for an amount of US$21,678, and tax protection for an amount of US$18,777.
(7)   Awards of performance-based restricted share units under the annual long-term incentive grants are reported in the “Statement of Executive Compensation – Officers’ Remuneration – Long-Term Incentive Plan – Awards in the Last Financial Year” table.
(8)   Amounts exclude payments made to Mr. Harrison relative to the award of 405,000 restricted share units granted on April 22, 2004 pursuant to the terms of his employment agreement, as reported in previous circulars. This award vests and is paid out as to 20% per year starting December 31, 2004 and is not eligible to receive dividends or dividend equivalents. On December 31, 2007, Mr. Harrison held 81,000 restricted share units (following the payout of 81,000 units vesting on that date) for a value of US$3,801,330 based on a December 31, 2007 share price of US$46.93.
(9)   Performance-based restricted share units were awarded in 2005 under the Restricted Share Unit Plan. This award was paid out when specified targets related to the average return on invested capital and the Company’s share price were attained during the period ending on December 31, 2007. Payout was set to its maximum allowable amount in accordance with the plan rules (120% of the grant).
(10) Performance-based restricted share units were awarded in 2004 under the Restricted Share Unit Plan. This award payout was accelerated when specified targets related to the Company’s 20-day average share price were attained during the period ending on December 31, 2005. Payout was set to its maximum allowable amount in accordance with the plan rules (120% of the grant). Amounts shown include deferrals made under the Voluntary Incentive Deferral Plan. See details of deferrals under note (3).
(11) Includes Illinois Central Corporation contributions to a 401(k) plan and non-registered defined contribution plans (see “Statement of Executive Compensation – Officers’ Remuneration – Pension Plans”).
(12) Includes dividend equivalent amounts earned under the Voluntary Incentive Deferral Plan and Senior Executive Bonus Share Plan. Also includes the company match on deferrals made under the Voluntary Incentive Deferral Plan as shown in the table below.

COMPANY MATCH ON AMOUNTS DEFERRED
	CLAUDE MONGEAU	JAMES M. FOOTE	KEITH E. CREEL
	(US$)	(US$)	(US$)
2005	869,999	1,422,810	547,999

CN MANAGEMENT INFORMATION CIRCULAR	39

Long-Term Incentive Plan – Awards in the Last Financial Year

The following table shows information regarding grants of restricted share units made to Named Executive Officers under the Restricted Share Unit Plan and under the Vision 2008 Share Units Plan during the financial year ended December 31, 2007. The Restricted Share Unit Plan was approved by the Board of Directors at its meeting held on January 27, 2004. The 2007 award under the Restricted Share Unit Plan entitles designated executives and senior management employees to receive payout in cash on January 31, 2010 based on the value of these units using the 20-day average share price ending on such date. Payout is subject to the attainment of targets related to return on invested capital, between January 1, 2007 and December 31, 2009, and to the Company’s share price during the three-month period ending December 31, 2009. The awards under the Vision 2008 Share Units Plan, entitle designated executives and senior management employees to receive a cash payout in January 2009. Payout between 0% and 100% is based on the highest 20-day average share price for the period between July 1, 2008 and December 31, 2008. The award payout is also conditional on the Company meeting a minimum 20-day average share price on December 31, 2008 and a minimum average return on invested capital for the four-year term of the plan. The award payout will be equal to the number of units vested on December 31, 2008 multiplied by the Company’s 20-day average share price ending on such date.

			ESTIMATED FUTURE PAYOUTS UNDER
			NON-SECURITIES PRICE-BASED PLANS
			PERFORMANCE OR
	SECURITIES, UNITS		OTHER PERIOD
	OR OTHER RIGHTS		UNTIL MATURATION	THRESHOLD	TARGET	MAXIMUM
NAME	(#)		OR PAYOUT	(#)	(#)	(#)
E. Hunter Harrison	139,000	(1)	December 31, 2009	69,500	139,000	208,500
Claude Mongeau	23,000	(1)	December 31, 2009	11,500	23,000	34,500
James M. Foote	23,000	(1)	December 31, 2009	11,500	23,000	34,500
Keith E. Creel	14,000	(1)	December 31, 2009	7,000	14,000	21,000
	5,000	(2)	December 31, 2009	2,500	5,000	7,500
	10,000	(3)	December 31, 2008	0	N/A	10,000
Sean Finn	8,400	(1)	December 31, 2009	4,200	8,400	12,600

(1)   These awards were made under the Restricted Share Unit Plan, on January 25, 2007, at a closing share price of US$44.67. Under this Plan, the number of restricted share units paid out will be 50%, 100% and 150% of the grant if return on invested capital reaches, respectively, threshold, target and maximum performance.
(2)   This award was made under the Restricted Share Unit Plan, on June 11, 2007, at a closing share price of US$53.01. These units carry the same conditions as those awarded on January 25, 2007.
(3)   This award was made under the Vision 2008 Share Units Plan, on June 11, 2007, at a closing share price of US$53.01. Under this Plan, there is no payout if the threshold is simply met. Payout between 0% and 100% of the award will be made if the threshold is exceeded and the average return on invested capital threshold is met.

Stock Options Granted to Named Executive Officers During the Last Financial Year

The following table shows information regarding grants of stock options made to Named Executive Officers during the financial year ended December 31, 2007. See “Statement of Executive Compensation – Officers’ Remuneration – Management Long-Term Incentive Plan” for a description of such plan.

				MARKET VALUE
				OF SECURITIES
		% OF TOTAL		UNDERLYING
	# OF SECURITIES	OPTIONS GRANTED		OPTIONS ON DATE
	GRANTED UNDER	TO EMPLOYEES IN	EXERCISE PRICE	OF GRANT
NAME	OPTIONS(1)	FINANCIAL YEAR	(US$/SECURITY)	(US$/SECURITY)	EXPIRY DATE
E. Hunter Harrison	145,000	16.8%	44.67	44.67	January 25, 2017
Claude Mongeau	46,000	5.3%	44.67	44.67	January 25, 2017
James M. Foote	46,000	5.3%	44.67	44.67	January 25, 2017
Keith E. Creel	28,000		44.67	44.67	January 25, 2017
	10,000	4.4%	53.01	53.01	June 11, 2017
Sean Finn	16,800	2.0%	44.67	44.67	January 25, 2017

(1)   The options granted in 2007 vest over a period of four years, with a quarter of the options per year vesting at each anniversary of the award. See “Statement of Executive Compensation – Officers’ Remuneration – Management Long-Term Incentive Plan”.

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Aggregate Option Exercises During the Last Financial Year and Financial Year-End Option Value

The following table shows information regarding exercises of stock options granted to Named Executive Officers under the Management Long-Term Incentive Plan during the financial year ended December 31, 2007. See “Statement of Executive Compensation – Officers’ Remuneration – Management Long-Term Incentive Plan” below for a description of the plan.

	SECURITIES		UNEXERCISED OPTIONS AT		VALUE OF UNEXERCISED IN-THE-MONEY
	ACQUIRED ON	AGGREGATE	FY-END		OPTIONS AT FY-END (1)
	EXERCISE	VALUE REALIZED	(#)		(US$)
NAME	(#)	(US$)	EXERCISABLE	UNEXERCISABLE	EXERCISABLE	UNEXERCISABLE
E. Hunter Harrison	Nil	Nil	2,947,500	412,500	71,932,304	2,860,413
Claude Mongeau	150,000	4,868,932	564,000	131,000	12,246,340	913,155
James M. Foote	Nil	Nil	449,000	131,000	9,037,985	913,155
Keith E. Creel	77,550	2,410,936	41,000	86,000	633,924	448,160
Sean Finn	100,000	2,763,035	121,000	50,800	2,635,602	361,534

(1)   Value of unexercised in-the-money options at financial year-end is the difference between the average closing price of the common shares on December 31, 2007, on the New York and Toronto stock exchanges (US$47.00), and the exercise price, converted using the average rate of 1.0748 for 2007. This value has not been, and may never be, realized. The actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

Management Long-Term Incentive Plan

The Management Long-Term Incentive Plan (the “Plan”) was approved by the Company Shareholders on May 7, 1996 and amended on April 28, 1998, April 21, 2005 and on April 24, 2007.

Eligible participants under the Plan are employees of the Company or its affiliates and non-executive Board directors, as determined by our Board of Directors. Pursuant to an amendment approved by the Board of Directors on March 8, 2005, grants can no longer be made to non-executive Board directors under the Plan. While they remain as participants in the Plan for previous grants, the last time non-executive directors received options was in 2002. The maximum number of common shares that may be issued under the Plan is 60,000,000. The following table provides information on the status of the reserve and the number of shares issued and issuable under the Plan, as at February 29, 2008.

OPTIONS OUTSTANDING AND AVAILABLE FOR GRANT ON FEBRUARY 29, 2008

	# COMMON	% OF OUTSTANDING
	SHARES	COMMON SHARES
Options already granted and outstanding	14,649,493	3.0
Options issuable under the Plan	13,532,784	2.8
Shares issued following the exercise of options	31,817,723	6.6

The maximum number of common shares that may be issued and/or be the subject of a grant to any one participant in a particular year is 20% of the awards in that year. The maximum aggregate number of common shares, with regard to which awards may be made to any participant under the Plan and under any other plan which the Company has or may eventually have, shall not exceed 5% of the common shares issued and outstanding. Also pursuant to the March 8, 2005 amendment, the maximum number of common shares with regard to which awards may be made during a calendar year is limited to 1% of the outstanding common shares at the beginning of that year. Options are non-transferable except, in certain circumstances, upon the death of the holder of such options.

Stock options have a maximum exercise period of 10 years. The exercise price must be at least equal to the closing price of the common shares on the Toronto Stock Exchange or the New York Stock Exchange on the grant date. Vesting criteria, including the date or dates upon which all or a portion of the options become exercisable, and Company performance targets, which may have to be met for options to become exercisable, are established with respect to each grant.

Stock options may be cancelled upon the termination of a participant’s employment for cause or if the participant voluntarily terminates employment. In the event that a participant’s employment is terminated by the Company other than for cause, all stock options held by such participant may be cancelled 30 days or three months after termination of the participant’s employment (depending on the date of grant). In the case of retirement, options are cancelled three years after the retirement date. In the event of a participant’s death, all available options may be exercised by the estate for a period of twelve months. These conditions are subject to the discretion of the Human Resources and Compensation Committee. Upon the occurrence of a Material Event, all outstanding options whose exercise is not determined by any performance criteria and which are not then exercisable will become exercisable in

CN MANAGEMENT INFORMATION CIRCULAR	41

full immediately. A “Material Event” means, except in certain limited circumstances, any of the following events: (i) in the event the ownership restrictions in the CN Commercialization Act are repealed, a formal bid for a majority of CN’s outstanding common shares; (ii) approval by the Company’s shareholders of an amalgamation, merger or consolidation of the Company with or into another corporation, unless the definitive agreement of such transaction provides that at least 51% of the directors of the surviving or resulting corporation immediately after the transaction are the individuals who at the time of such transaction constitute the Board and that, in fact, these individuals continue to constitute at least 51% of the board of directors of the surviving or resulting corporation during a period of two consecutive years; or (iii) approval by the Company’s shareholders of a plan of liquidation or dissolution of the Company. Effective March 4, 2008, all future option grants made under the Plan will be subject to more restrictive conditions required for acceleration upon a change of control, as described under the heading “Change of Control Provision” on page 32 of this Information Circular.

At the 2007 annual meeting of shareholders, shareholders approved an ordinary resolution confirming the addition of new amendment provisions to the Plan. Such amendment provisions state that the Board of Directors or the Human Resources and Compensation Committee, as provided in the Plan or pursuant to a specific delegation and in accordance with applicable legislation and regulations, may amend any of the provisions of the Plan or suspend or terminate the Plan or amend the terms of any then outstanding award of options under the Plan (“Options”); provided, however, that the Company shall obtain shareholder approval for: (i) any amendment to the maximum number of common shares issuable under the Plan, except for adjustments in the event that such shares are subdivided, consolidated, converted or reclassified by the Company or that any other action of a similar nature affecting such shares is taken by the Company (a “Share Adjustment”); (ii) any amendment which would allow non-employee directors to be eligible for new awards under the Plan; (iii) any amendment which would permit any Option granted under the Plan to be transferable or assignable other than by will or pursuant to succession laws (estate settlements); (iv) the addition of a cashless exercise feature, payable in cash or common shares, which does not provide for a full deduction of the number of underlying shares from the Plan reserve; (v) the addition in the Plan of deferred or restricted share unit provisions or any other provisions which results in participants receiving common shares while no cash consideration is received by the Company; (vi) any reduction in the exercise price of an Option after the Option has been granted to a participant or any cancellation of an Option and the substitution of that Option by a new Option with a reduced exercise price granted to the same participant, except in the case of a Share Adjustment; (vii) any extension to the term of an outstanding Option beyond the original expiry date, except in case of an extension due to a blackout period; (viii) any increase to the maximum number of common shares that may be issued: (A) under the Plan to any one participant during any calendar year; or (B) under the Plan and under any other plan to any one participant; and (ix) the addition in the Plan of any form of financial assistance and any amendment to a financial assistance provision which is more favourable to participants.

No amendment, suspension or termination shall, except with the written consent or the deemed consent of the participants concerned, affect the terms and conditions of Options previously granted under the Plan, unless the rights of the participants shall then have terminated in accordance with the Plan.

Employment Contracts/Arrangements

Effective January 1, 2003, Mr. Harrison was appointed President and Chief Executive Officer of the Company. On April 22, 2004, the Company entered into an employment agreement with Mr. Harrison which replaced his previous employment agreement and provided the terms of his employment to December 31, 2008 (the “Agreement”). As a result of making this long-term commitment, Mr. Harrison received a special one-time award of 405,000 restricted share units effective April 22, 2004. This special award vests and is paid out as to 20% per year starting on December 31, 2004. As per the vesting schedule, Mr. Harrison received a payout of US$3,923,438 based on 81,000 units vesting on December 31, 2007, multiplied by US$48.4375 (20-day average share price ending on such date). Pursuant to the Agreement, Mr. Harrison’s base salary is reviewed annually by the Board of Directors and subject to a minimum 5% increase. Mr. Harrison is also eligible to receive an annual incentive bonus under the Company’s Annual Incentive Bonus Plan, with a target payout of 140% of base salary and a maximum payout of 280% of base salary. Under the Agreement, Mr. Harrison is also entitled to receive upon retirement, an annual pension benefit of US$1,200,000 effective January 1, 2008, this amount being increased by US$100,000 on January 1, 2009 if he remains employed by the Company (see “Pension Plans – U.S. Pension Plans”). The Agreement includes non-competition and non-solicitation restrictions upon Mr. Harrison following the termination of his employment for any reason, in respect of which he is entitled to receive US$350,000 per year for a two-year period, provided that he complies with the restrictions.

On November 30, 2006, the Agreement was amended to extend the term of Mr. Harrison’s employment to December 31, 2009. Pursuant to the amended Agreement, Mr. Harrison is entitled to receive, upon completion of the last year of the amended Agreement, an annual pension benefit of US$1,500,000 with a 70% spousal survival benefit.

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Mr. Harrison is also eligible to participate in the Company’s plans as offered to other executives, termination of employment conditions and post-retirement coverage, as described below.

If Mr. Harrison’s employment is terminated at any time during the term of the Agreement by the Company without “Cause” or by Mr. Harrison for “Good Reason” (as those terms are defined in the Agreement), in addition to receiving his accrued base salary, any accrued but unused vacation days and a pro rata portion of his annual target bonus, Mr. Harrison will receive an additional severance payment equal to three times the sum of his annual base salary and annual target bonus. Mr. Harrison will also be entitled to continuation of his employee benefits for three years including an immediate vesting of his maximum pension benefit. If Mr. Harrison’s employment had been terminated under these circumstances on December 31, 2007, Mr. Harrison would have been entitled, under the Agreement, to a severance payment of US$11,520,000 and continuation of benefits. If Mr. Harrison’s employment is terminated in the event of death, resignation without “Good Reason”, disability or for Cause, he would be entitled to receive his accrued base salary, any accrued but unused vacation days, and, if his employment is terminated due to death or disability, the Company shall also pay him a pro rata portion of his target bonus.

Following termination for any of the reasons stated above, Mr. Harrison would also be entitled to receive benefits and payments which have already vested, including vested pension benefits described under “Additional Pension Disclosure” below and vested equity holdings described under equity plans of the Company, and reported under the “Aggregate Equity Holdings in Company Plans” table. Also, except for termination for Cause, and subject to performance vesting as applicable, RSUs and stock options would continue to vest following his termination.

The Agreement does not have formal change of control provisions in place. However, a certain number of the compensation plans in which Mr. Harrison participate, like other executives, have provisions which in the event of a change of control, generally provide for the accelerated vesting of stock options and the prorated vesting of share units.

The Agreement includes special provisions relating to tax equalization payments in respect of Mr. Harrison’s salary to compensate for higher tax liabilities in Canada, if any, compared to those applicable in the United States.

In addition to the retirement benefits disclosed under “Additional Pension Disclosure” below, Mr. Harrison is entitled to exercise his stock options within five years following retirement. He is also entitled to post-retirement medical benefits and a life insurance benefit equal to US$1 million.

Pension Plans

CANADIAN PENSION PLANS

Named Executive Officers participate in the Company’s principal pension plan and senior management pension plan (introduced January 1, 2004), which are defined benefit plans providing pensions based on pensionable years of service and highest average earnings. The pension amounts are payable in Canadian currency and were converted using the average rate of exchange of 1.0748 for 2007.

Highest average earnings are the average annual pensionable earnings during the last 60 months of compensated service or the best five consecutive calendar years, whichever is greater. Pensionable earnings consist of salary and overtime in the principal pension plan and also include the bonuses paid by the Company under the Annual Incentive Bonus Plan (up to target levels) in the senior management pension plan. Retirement benefits payable under the Company’s principal pension plan and senior management pension plan are subject to a maximum aggregate annual retirement benefit of CAD$2,222.22 (US$2,067.57) per year of pensionable service for 2007.

Senior executives who have at least two years of service and who execute an agreement, including a non-competition clause, are eligible for additional retirement income, charged to operating funds. This plan is called the Special Retirement Stipend (“SRS”). If the senior executive became eligible for the SRS plan on or after July 1, 2002, his or her additional retirement income benefit will not vest unless such senior executive remains in active service until the age of 55. Accrued additional retirement income benefits are guaranteed through a letter of credit. The annual pension of an individual’s additional retirement income is a set percentage of that individual’s portion of actual average earnings that is greater than the maximum average earnings recognized by the Company’s principal pension plan or the senior management pension plan, multiplied by the number of years of service (maximum 35 years) of that individual.

The recognized maximum average earnings under the Company’s principal pension plan or the senior management pension plan was approximately US$109,165 for 2007. In January 1996, the definition of “salary” under the SRS plan was extended to include the bonuses paid by the Company under the Annual Incentive Bonus Plan after 1995, up to the target bonuses relating to the year for which such bonuses were earned. If the aggregate of any given individual’s age and years of service is at least 85, and such individual is age 55 or over, both the pension benefits and additional retirement income become payable to such senior executive who retires prior to age 65.

CN MANAGEMENT INFORMATION CIRCULAR	43

Messrs. Finn and Mongeau had respectively 14 years and 13 years and 8 months of credited service under the Company’s principal pension plan, senior management pension plan and SRS as at December 31, 2007.

The following table reflects an estimate of total annual benefits under the Company’s principal pension plan, senior management pension plan and any special agreement generating additional retirement income payable upon retirement (age 65) to senior executives in specified earnings and service classifications:

ESTIMATED ANNUAL BENEFIT PAYABLE UPON RETIREMENT
HIGHEST AVERAGE	PENSIONABLE SERVICE (YEARS)
EARNINGS	(US$)
(US$)	10	20	25	30	35
200,000	38,843	77,686	97,107	116,528	135,950
450,000	88,843	177,686	222,107	266,528	310,950
700,000	138,843	277,686	347,107	416,528	485,950
950,000	188,843	377,686	472,107	566,528	660,950
1,200,000	238,843	477,686	597,107	716,528	835,950

A defined contribution retirement plan was introduced for non-unionized employees in Canada on January 1, 2006. Non-unionized employees had a one-time opportunity to either join the new defined contribution retirement plan or maintain participation in the Company’s principal pension plan (and senior management pension plan for executives and senior management employees) mentioned above. Messrs. Finn and Mongeau elected to remain in the Company’s principal pension plan and senior management pension plan. Employees hired on or after January 1, 2006 as non-unionized automatically join the new defined contribution retirement plan.

U.S. PENSION PLANS

Mr. Harrison does not participate in the Company’s principal pension plan, senior management pension plan and SRS plan. The Company had originally guaranteed Mr. Harrison that upon his termination of employment with the Company, his total supplemental retirement benefits would not be less than the benefits that would have been provided under the Illinois Central Railroad Company (“ICR”) Supplemental Executive Retirement Plan in effect prior to March 30, 1998, had he continued his service with ICR and continued participation in such plan. Mr. Harrison’s total retirement benefits come from the following plans:

Executive Account Balance Plan – ICR’s Executive Account Balance Plan provides for a sum equivalent to 10% of Mr. Harrison’s combined salary and payout under the Annual Incentive Bonus Plan in excess of a wage offset factor to be accrued annually (but not funded), and is payable upon retirement or termination of employment. The wage offset factor is adjusted annually by the percentage increase in the U.S. social security wage base. For 2007, the wage offset factor was US$162,500. Accrued amounts earn interest in accordance with the plan. This plan was frozen as of December 31, 2000 and, for Mr. Harrison, replaced by a new plan with the same provisions as of January 1, 2001.

Non-Qualified Supplemental Defined Contribution Plan – ICR’s Supplemental Defined Contribution Plan provides for an annual accrual equivalent to 2% of Mr. Harrison’s base salary (capped at the annual 401(a)(17) limit). Amounts are accrued on an unfunded basis and interest credits are given using the actual 401(k) investment return. Prior to 2001, this benefit was part of the ICR 401(k). This plan was frozen as of December 31, 2000 and, for Mr. Harrison, replaced by a new plan with the same provisions as of January 1, 2001.

Qualified Savings Plan (401(k)) – Mr. Harrison is eligible to participate in the Canadian National Railway Company Management Savings Plan for U.S. Operations (the “Savings Plan”), which is a qualified 401(k) plan. Mr. Harrison may make “pre-tax” contributions to the Savings Plan subject to limitations imposed by the U.S. Internal Revenue Code. Those contributions are partially matched by the ICR. The matching contribution is limited to 50% of the first 6% of Mr. Harrison’s pre-tax salary (i.e., the matching contribution is limited to 3% of his salary). All contributions are fully vested upon contribution and are invested in various investment funds as selected by Mr. Harrison.

Excess Benefit Plan – Under ICR’s Excess Benefit Plan, amounts are accrued for Mr. Harrison on an unfunded basis to offset the limitations imposed by the U.S. Internal Revenue Code with respect to certain benefit plans as a result of the level of Mr. Harrison’s compensation. Currently, the Excess Benefit Plan provides for the accrual of a sum equivalent to the employer’s matching contribution under the Savings Plan which is restricted by the limits of Section 402(g) of the U.S. Internal Revenue Code. The amounts accrued will be distributed upon retirement or termination of employment.

Prior to 2001, the ICR 401(k) provided, in addition to the 50% match on the first 6% of pay, a 2% Company paid contribution on earnings (capped at the annual 401(a)(17) limit). To make up for the limits in the pre-2001 ICR 401(k), the Excess Benefit Plan also provided a supplemental 2% in excess of the annual 401(a)(17) limit. This plan was frozen as of December 31, 2000 and, for Mr. Harrison, replaced by a new plan with the same provisions as of January 1, 2001.

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Defined Benefit Plan – A tax-qualified defined benefit retirement plan was introduced for ICR’s non-unionized employees on January 1, 2001. For non-unionized employees of ICR who were not members of the 1989 Pension Plan for Employees of CN U.S. subsidiaries, the following table reflects an estimate of total annual benefits payable under such plan to persons, such as Mr. Harrison, in specified earnings and service classifications:

HIGHEST	DEFINED BENEFIT PLAN TABLE ESTIMATED ANNUAL BENEFIT
AVERAGE	AT NORMAL RETIREMENT AGE FOR YEARS OF CREDITED SERVICE
EARNINGS	AFTER DECEMBER 31, 2000
(US$)	(US$)
	5	10	15	20	25	30	35
400,000	6,403	12,806	19,209	25,612	32,015	38,418	44,821
750,000	6,403	12,806	19,209	25,612	32,015	38,418	44,821
1,100,000	6,403	12,806	19,209	25,612	32,015	38,418	44,821
1,450,000	6,403	12,806	19,209	25,612	32,015	38,418	44,821
1,800,000	6,403	12,806	19,209	25,612	32,015	38,418	44,821

Highest average earnings are the average annual pensionable earnings during the best 60 full consecutive months in the last 120 full consecutive months of employment. Pensionable earnings consist of salary and overtime. However, pensionable earnings are capped at the average of the Internal Revenue Code limit (US$225,000 in 2007), over the last five years.

Supplemental Executive Retirement Plan – ICR established the Illinois Central Corporation Supplemental Executive Retirement Plan effective as of January 1, 1994 (the “old SERP”). Mr. Harrison is covered by the old SERP. Mr. Harrison’s SERP annual benefit shall be US$1,200,000 annually. This amount will be increased by US$100,000 if he remains employed by the Company until December 31, 2008 and by US$200,000 for the last year of his Agreement.

Mr. Foote joined the Company on August 23, 1995. Mr. Foote is covered by a special pension arrangement, which credits him with two years of service for each year of service for his first 10 years of service with the Company.

During Mr. Foote’s service from August 23, 1995 to December 31, 2000, he participated in the Company’s principal pension plan until March 31, 2000, when he transferred from Canada to the United States. Mr. Foote’s pension benefits under his special pension arrangement, which are totally vested to him, are equal to the pension benefits he would have been entitled to if he had been participating in the Company’s principal pension plan and SRS plan for twice the number of years of service since August 23, 1995, being twice five years and 4.35 months, less the pension payable under the Company’s principal pension plan and senior management pension plan. The pension benefits under the special pension arrangement are payable from the Company’s operating funds.

For Mr. Foote’s service since December 31, 2000, he has been participating in the Savings Plan and Defined Benefit Plan mentioned above. He has also been participating in the new Supplemental Retirement Plan (“new SERP”) of ICR under which he was credited, as mentioned above, with two years of service for each year of service with ICR until August 22, 2005, inclusively. The following table reflects an estimate of total annual benefits payable under such plan before the offset described below to persons, such as Mr. Foote, who joined the new SERP after December 31, 2000, in specified earnings and service classification:

FINAL	SUPPLEMENTAL RETIREMENT PLAN (NEW SERP)
AVERAGE	TABLE ESTIMATED ANNUAL BENEFIT AT NORMAL RETIREMENT AGE FOR YEARS
COMPENSATION	OF CREDITED SERVICE AFTER DECEMBER 31, 2000
(US$)	(US$)
	5	10	15	20	25	30	35
200,000	20,000	40,000	60,000	80,000	100,000	120,000	140,000
450,000	45,000	90,000	135,000	180,000	225,000	270,000	315,000
700,000	70,000	140,000	210,000	280,000	350,000	420,000	490,000
950,000	95,000	190,000	285,000	380,000	475,000	570,000	665,000
1,200,000	120,000	240,000	360,000	480,000	600,000	720,000	840,000

Mr. Foote’s SERP pension obtained from the above table is offset by (i) the qualified Defined Benefit Plan pension for his service after December 31, 2000; (ii) the U.S. Railroad Retirement Board Tier 2 pension for his service after December 31, 2000; (iii) the amount of single life annuity that can be purchased with the 3% employer contributions available under the Savings Plan.

Mr. Foote had 11 years and 8 months of credited service under the new SERP as of December 31, 2007.

Mr. Creel joined ICR on April 1, 1996. Since December 31, 2000, he has been participating in the Defined Benefit Plan mentioned above. He has also been participating in the Savings Plan and new Supplemental Retirement Plan (“new SERP”) of ICR mentioned above. Mr. Creel no longer accrues service in the Defined Benefit Plan or new SERP but participates in the following plans:

CN Retirement Contribution Option – A new employer contribution option was introduced for U.S. non-unionized employees on January 1, 2006. Non-unionized employees had a one-time opportunity to either join the new CN Retirement Contribution Option or maintain participation in the Defined Benefit Pension Plan mentioned above. Mr. Creel elected to participate in the new CN Retirement Contribution Option, which provides for an additional employer contribution of 3.5% of base pay to the Savings Plan, subject to limitations imposed by the U.S. Internal Revenue Code. Employer contributions made in 2006 are vested after five years of service with the Company and employer contributions made in 2007 or after are vested after three years of service with the Company. Contributions are invested in various investment funds as selected by the employee.

CN MANAGEMENT INFORMATION CIRCULAR	45

Defined Contribution Supplemental Executive Retirement Program (“DC SERP”) – The DC SERP complements the CN Retirement Contribution Option described above. The DC SERP is a stand-alone plan, which provides contributions on eligible compensation without regard to the limitations imposed by the U.S. Internal Revenue Code. Contributions are vested after two years of service with the Company. Mr. Creel receives a percentage of base pay and bonus under the Annual Incentive Bonus Plan (up to target level).

The percentage depends on the age and service as follows:

POINTS (SUM OF AGE AND SERVICE)
Up to 39	5% of eligible compensation
40–49	6%
50–59	7%
Above 60	8%
Mr. Creel has 9.75 years of service in the new SERP and 2 years of participation in the CN Retirement Contribution Option and DC SERP.

Additional Pension Disclosure

The following Service cost and Benefit Obligation have been calculated using the same actuarial assumptions as those used in Note 13 of CN’s 2007 Annual Consolidated Financial Statements. The amounts calculated in this table are estimates only and are based on assumptions, which may or may not materialize.

Amounts shown in this table include pension benefits from the Company’s defined benefit registered pension plans and non-registered supplemental pension arrangements.

NAME	2007 SERVICE COST(1)	BENEFIT OBLIGATION AT DECEMBER 31, 2006(2) (US$)	CHANGE IN BENEFIT OBLIGATION RELATING TO COMPENSATION FROM JANUARY 1, 2007 TO DECEMBER 31, 2007(3) (US$)	CHANGE IN BENEFIT OBLIGATION RELATING TO ASSUMPTIONS FROM JANUARY 1, 2007 TO DECEMBER 31, 2007(3) (US$)	BENEFIT OBLIGATION AT DECEMBER 31, 2007(2) (US$)	ACCRUED ANNUAL PENSION AT DECEMBER 31, 2007 (US$)	PROJECTED ANNUAL PENSION AT FIRST UNREDUCED DATE(4) (US$)	AGE AT FIRST UNREDUCED DATE(4)
E.Hunter Harrison(5)	1,338,000	12,733,000	2,148,000	(1,440,000)	13,441,000	1,209,000	1,311,000	64
Claude Mongeau	175,000	2,308,000	272,000	(300,000)	2,280,000	204,000	436,000	59
James M. Foote	173,000	4,011,000	340,000	(359,000)	3,992,000	321,000	440,000	60
Sean Finn	137,000	1,710,000	380,000	(248,000)	1,842,000	140,000	344,000	60
Keith E. Creel(6)	0	787,000	238,000	(137,000)	888,000	68,000	100,000	57

(1)   The service cost is the estimated value of the benefits accrued during the calendar year (January 1, 2007 to December 31, 2007). These amounts exclude the employee’s contributions, if any.
(2)   The benefit obligation is the value of the benefits accrued for all service to the specified date.
(3)   The change in benefit obligation that is attributable to Compensation includes the Service Cost, the increase in earnings in excess or below what was assumed and the interest cost. The change in benefit obligation that is attributable to the actuarial assumptions also includes the gains and losses other than the increase in earnings.
(4)   The projected pension is based on current compensation levels and assumes the executive will receive 80% of the target bonus for the years after 2007. The service is accrued to the first date at which the executive is entitled to an unreduced pension benefit or the end of 2008 if the date is already reached.
(5)   Does not include former ICR non-registered cash plans described on page 47.
(6)   Mr. Creel no longer accrues service in the Defined Benefit Plan or new SERP since he started participating in the CN Retirement Contribution Option and DC SERP on January 1, 2006.

The total benefit obligation for CN’s non-registered defined benefit plans (SRS, old SERP and new SERP) is US$179,700,000 at December 31, 2007. At December 31, 2006, the benefit obligation was US$157,900,000. The change in benefit obligation is mainly due to the increase in the rate to convert the Canadian liability of the SRS to U.S. dollars. These amounts were determined using the same actuarial assumptions as those used in Note 13 of CN’s 2007 and 2006 Annual Consolidated Financial Statements respectively and include the benefit obligation of active, deferred and retired members.

CN MANAGEMENT INFORMATION CIRCULAR	46

Non-Registered Defined Contribution Plans Table

Amounts shown in this table include amounts from the Company’s non-registered defined contribution plans. The cost of these plans is paid entirely by the Company and no withdrawals or distributions are permitted before the following executives terminate from the Company.

		COMPANY CONTRIBUTIONS	INTEREST CREDITS	AGGREGATE	AGGREGATE BALANCE AS
		IN 2007	IN 2007	WITHDRAWALS/	AT DECEMBER 31, 2007
NAME	PLAN NAME (1)	(US$)	(US$)	DISTRIBUTIONS	(US$)
E. Hunter	Executive Account
Harrison	Balance Plan	563,750	306,074	Not Allowed	4,187,059
	Excess Benefit Plan	68,750	97,419	Not Allowed	1,126,358
	Supplemental Defined
	Contribution Plan	4,600	4,866	Not Allowed	52,760
Keith E. Creel	DC SERP	43,399	2,894	Not Allowed	70,685

(1)   Please refer to the plan description in the subsection “Statement of Executive Compensation – Officers’ Remuneration – Pension Plans – U.S. Pension Plans”.

Performance Graph
The following Performance Graph illustrates the yearly cumulative total shareholder return on a CAD$100 investment in CN’s Common Shares compared with the cumulative total return of the S&P/TSX and the S&P 500 Indices from the period beginning December 31, 2002 to the period ending December 31, 2007. It assumes reinvestment of all dividends.

	DEC-02	DEC-03	DEC-04	DEC-05	DEC-06	DEC-07
CNR	$100	$126	$170	$218	$238	$225
S&P/TSX	$100	$127	$145	$180	$211	$232
S&P 500	$100	$126	$140	$146	$169	$178

CN MANAGEMENT INFORMATION CIRCULAR	47

OTHER INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans

The table below indicates, as at December 31, 2007, certain information with respect to the Company’s Management Long-Term Incentive Plan.

NUMBER OF SECURITIES
REMAINING AVAILABLE FOR
	NUMBER OF SECURITIES TO BE	WEIGHTED-AVERAGE EXERCISE	FUTURE ISSUANCE UNDER
	ISSUED UPON EXERCISE	PRICE OF OUTSTANDING OPTIONS,	EQUITY COMPENSATION PLANS
	OF OUTSTANDING OPTIONS,	WARRANTS AND RIGHTS	(EXCLUDING SECURITIES
PLAN CATEGORY	WARRANTS AND RIGHTS	(CAD$)	REFLECTED IN THE FIRST COLUMN)
Equity compensation plans approved
by securityholders	14,163,768	25.02	14,405,394
Equity compensation plans not approved
by securityholders	Nil	Nil	Nil
Total	14,163,768	25.02	14,405,394

Indebtedness of Directors and Executive Officers

As of February 29, 2008, there was no outstanding indebtedness of current and former directors, officers and employees of the Company and its subsidiaries, whether entered into in connection with the purchase of common shares of the Company or otherwise.

Shares Owned or Controlled by Senior Management

As at February 29, 2008, the directors and the members of the executive committee of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, or held options to exercise an aggregate of approximately 10.3 million common shares, representing approximately 2.1% of the Company’s outstanding common shares.

Interest of Informed Persons and Others in Material Transactions

The management of the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director or any associate or affiliate of any informed person or proposed director in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Company or any of its affiliates or subsidiaries.

Directors’ and Officers’ Insurance

The Company has purchased, at its expense, group liability insurance in the annual aggregate amount of CAD$200,000,000, with a deductible to the Company which varies from CAD$1,000,000 to CAD$2,500,000, for the protection of directors and officers of the Company and its subsidiaries against liability incurred by them in such capacity. The premium paid in the financial year ending December 31, 2007 was approximately CAD$2,614,222 for the 12 months ending September 30, 2008. The Company also carries excess directors and officers liability insurance for non-indemnifiable claims in the amount of CAD$25,000,000 in excess of the above. The premium paid for such excess liability insurance in the financial year ending December 31, 2007 was approximately CAD$295,000 for the 12 months ending September 30, 2008. The directors and officers excess liability insurance is not subject to any deductible.

Shareholder Proposals

Shareholder proposals to be considered at the 2009 annual meeting of shareholders must be received at the head office of the Company no later than December 5, 2008, to be included in the Information Circular for such annual meeting.

Availability of Documents

The Company is a reporting issuer in Canada and the United States and is required to file various documents, including an annual information form and financial statements. Financial Information is provided in the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year. Additional information relating to the Company is available on SEDAR at www.sedar.com or may be obtained on request from the Corporate Secretary of the Company.

Approval

The Board of Directors of the Company has approved the contents of this Information Circular and its sending to the shareholders.

Sean Finn
SENIOR VICE-PRESIDENT PUBLIC AFFAIRS,
CHIEF LEGAL OFFICER AND CORPORATE SECRETARY

March 4, 2008

CN MANAGEMENT INFORMATION CIRCULAR	48

SCHEDULE “A” – SHAREHOLDER PROPOSAL

The following shareholder proposal has been submitted for consideration at the Meeting by Mr. Michael L. Wilton and Mrs. Marjorie M. Wilton of the Province of Ontario. This proposal and its supporting statement represent the views of the shareholders submitting it.

The proposal and its supporting statement are set out in italics below:

Proposal: Report on Decommissioning of Algonquin Park Line

WHEREAS:

Algonquin Provincial Park is Ontario’s premier provincial park, with a worldwide reputation as a primary tourist destination. It boasts unrivalled wilderness conditions, including the highest concentration of self-sustaining brook trout lakes in the world.

CN constructed an approximately 130 km main line through Algonquin Provincial Park in the late 1800’s. In the mid 1990’s CN chose to cease operating the line and has subsequently dismantled some of the infrastructure associated with the line. However, the decommissioning of the line has to date not been completed in regards to addressing the historical and future environmental impacts of the remaining infrastructure and right of way. This is contrary to CN’s comprehensive environmental policy, in which CN commits “To assess environmental impacts before starting a new activity or project and before decommissioning a facility.”

Many pollutants and deteriorating infrastructure remain along said main line right-of-way, and continue to contaminate the soil and water, from sources that include:

•	diesel fuel spills
•	petroleum greasers seeping into adjacent waterways
•	slag from the Sudbury Basin that contains high levels of heavy metals, some carcinogens
•	creosote-impregnated timbers abandoned in flowing waters
•	deteriorating metal and concrete culverts, some outflows perched, preventing upstream fish migration
•	abandoned buildings, such as the abandoned staff-house at Brent town-site.

Slag from the Sudbury Basin has already negatively affected one known brook trout nursery creek and one known lake trout spawning bed in Little Cauchon Lake. At least one beaver dam has washed out the right-of-way and caused the deposition of slag and fill into a pristine lake trout lake, namely Mink Lake. While the latter was rehabilitated, similar problems may be expected. These effects have been confirmed by personal observation and are documented.

If left unremediated, the above-mentioned pollutants and deteriorating infrastructure will continue to contaminate and negatively impact the Algonquin Park Ecosystem.

CN has to date not shared with investors or other key stakeholders the findings of environmental studies commissioned on the Algonquin Park line, nor clarified the responsibility and liability of our company in regards to the line. Failure to properly remediate the contamination in Algonquin Park may lead to reputation and legal risks that could negatively impact the value of our company.

The reputation risks of the Algonquin Park contamination are especially acute considering the recent high profile environmental incidents experienced by our company, such as the derailment and sodium hydroxide spill into the Cheakamus River, which resulted in large-scale death of fish, and the Lake Wabamun spill of oils and chemicals.

BE IT RESOLVED THAT:

CN immediately release to shareholders the complete findings of all environmental studies CN has commissioned relating to the above-mentioned line through Algonquin Park, and to report to shareholders as to how CN will deal with the environmental concerns, including timelines for remediation.

CN MANAGEMENT INFORMATION CIRCULAR	49

THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Company is committed to conducting its operations and activities in a manner that protects the natural environment and that is consistent with the principles of sustainable development. The Company considers protecting the environment a fundamental corporate social responsibility governing its activities. It has consequently implemented comprehensive environmental management programs. These programs are subject to oversight by the Company’s Environment, Safety and Security Committee of the Board, composed of CN directors. Management reports regularly to the Committee on environmental impacts of the Company’s activities.

With respect to the decommissioning of the Algonquin Park line, the Company has been and continues to actively work with the Ontario Ministry of the Environment (“MOE”) to address any potential concerns associated with its historical operations in the park. These operations consisted to a great extent in serving industries within the park.

The Company’s rail line in Algonquin Park was abandoned in the mid-1990’s in a manner agreed upon with the Ontario Ministry of the Environment, with which the Company was then negotiating the transfer of its right of way in the park. Subsequently, the Company and others, including Environment Canada, performed several assessments of sites within the park to determine the existence of potential concerns. Further investigations have also been carried out in the last two years in cooperation with the MOE.

The Company continues to work with the MOE on any further work that may be required, including assessment or remediation. Any assessments and reports however have been prepared for the Company’s internal use and to assist in discussions with the MOE. The Company considers these reports to be private documents that may contain privileged information.

CN MANAGEMENT INFORMATION CIRCULAR	50

SCHEDULE “B” – MANDATE OF THE BOARD

The Board has clearly delineated its role and the role of management. The role of the Board is to supervise the management of CN’s business and affairs, with the objective of increasing shareholder value. Management’s role is to conduct the day-to-day operations in a way that will meet this objective.

The Board approves all matters expressly required herein, under the Canada Business Corporations Act (the “CBCA”) and other applicable legislation and CN’s Articles and By-laws. The Board may assign to Board committees the prior review of any issues it is responsible for, or as required by applicable laws. Board committee recommendations are generally subject to Board approval. The Board has delegated the approval of certain matters to management pursuant to its Standing Resolutions on Delegation of Authority, as amended from time to time.

Meetings of the Board are held at least nine times a year and as necessary.

As part of its stewardship responsibility, the Board advises management on significant business issues and has the following responsibilities:

A.     Approving CN’s strategy

-      adopting a strategic planning process, approving and reviewing, on at least an annual basis, a business plan and a strategic framework which take into account, among other things, the opportunities and risks of the business, and monitoring the implementation of the business plan by management.

B.     Assessing and overseeing the succession planning of executive management

-      choosing the President and Chief Executive Officer (the “President and CEO”), appointing executive management and monitoring President and CEO and executive management performance taking into consideration Board expectations and fixed objectives, approving the President and CEO’s corporate goals and objectives and approving annually President and CEO and executive management compensation;
-      ensuring that an appropriate portion of President and CEO and executive management compensation is tied to both the short- and longer-term performance of CN;
-      taking all reasonable steps to ensure that processes are in place for the recruitment, training, development and retention of executives who exhibit the highest standards of integrity as well as competence.

C.     Monitoring Corporate Governance issues

-      monitoring the size and composition of the Board to favour effective decision-making;
-       taking all reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout CN;
-      monitoring and reviewing, as appropriate, CN’s approach to governance issues and monitoring and reviewing, as appropriate, CN’s Corporate Governance Manual and policies and measures for receiving shareholder feedback;
-      taking all reasonable steps to ensure the highest quality of ethical standards, including reviewing, on a regular basis, the Code of Business Conduct applicable to CN’s directors, its President and CEO, senior financial officers, other executives and employees, monitoring compliance with such code, approving any waiver from compliance with the code for directors and executive officers and ensuring appropriate disclosure of any such waiver;
-      ensuring the regular performance assessment of the Board, Board committees, Board and committee chairs and individual directors and determining their remuneration;
-      approving the list of Board nominees for election by shareholders and filling Board vacancies;
-      adopting and reviewing orientation and continuing education programs for directors;
-      overseeing the disclosure of a method for interested parties to communicate directly with the Board Chair or with the non-management directors as a group.

CN MANAGEMENT INFORMATION CIRCULAR	51

D.    Monitoring financial matters and internal controls

-       monitoring the quality and integrity of CN’s accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing:
(i)     the integrity and quality of CN’s financial statements and other financial information and the appropriateness of their disclosure;
(ii)    the review of the Audit Committee on external auditors’ independence and qualifications;
(iii)   the performance of CN’s internal audit function and of CN’s external auditors; and
(iv)   CN’s compliance with applicable legal and regulatory requirements (including those related to environment, safety and security);
-       ensuring that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of CN’s business;
-       adopting communications and disclosure policies and monitoring CN’s investor relations programs.

E.    Monitoring Pension Fund matters

-      monitoring and reviewing, as appropriate, CN’s pension fund policies and practices, including the investment policies of the Canadian National Railway Pension Trust Funds or any other pension trust fund established in connection with a new pension plan or any other pension plan offered or administered by CN (the “CN’s Pension Trust Funds”);
-      approving the annual budget of the Investment Division of CN’s Pension Trust Funds.

F.     Monitoring environmental, safety and security matters

-      monitoring and reviewing, as appropriate, CN’s environmental, safety and security policies and practices.

The non-executive Board members meet before or after every Board meeting without the presence of management and under the chairmanship of the Board Chair. If such group includes directors who are not Independent, an executive session including only Independent directors is held regularly.

Board members are expected to demonstrate a high level of professionalism in discharging their responsibilities. They are expected to attend the meetings of the Board and of the Board committees on which they sit and to rigorously prepare for and actively participate in such meetings. They should review all meeting materials in advance. They are also expected to be available to provide advice and counsel to the President and CEO or other corporate officers of CN upon request.

The Board annually reviews the adequacy of its mandate.

CN MANAGEMENT INFORMATION CIRCULAR	52

Mixed Sources Product group from well-managed forests and other controlled sources Cert no. SW-COC-1383 www.fsc.org © 1996 Forest Stewardship Council

The Forest Stewardship Council (FSC) is an international certification and labeling system for products that come from responsibly managed forests, and verified recycled sources. Under FSC certification, forests are certified against a set of strict environmental and social standards, and fibre from certified forests is tracked all the way to the consumer through the chain of custody certification system.

CN shows its concern for protecting the environment through the use of FSC-certified paper.

Printed in Canada

Item 3

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

- - -
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Form of Proxy - Annual Meeting to be held on Tuesday, April 22, 2008

Notes to Proxy

1.     Every shareholder has the right to appoint some other person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.     If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.     This form of proxy should be signed in the exact manner as the name appears on the proxy.

4.     This form of proxy should be read in conjunction with the accompanying Notice of Annual Meeting of Shareholders and Management Information Circular.

5.     If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

6.     The shares represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted "FOR" items 1 and 2 and in favour of management’s proposals generally, and “AGAINST” item 3.

- - -
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Proxies submitted must be received by 5:00 pm (Eastern Time), on April 21, 2008.

VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Go to the following web site: ww.investorvote.com	• You can enroll to receive future security communications electronically, by visiting www.computershare.com - click "Enroll for e-delivery" under the Shareholder Services menu.

If you vote by the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose to vote using the Internet.

To vote by the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

00JFIA

+	+

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder I/We being holder(s) of Common Shares of Canadian National Railway Company hereby appoint: David G.A. McLean, or failing him, E. Hunter Harrison	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Board or the President and Chief Executive Officer of the Company.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or, in the case of amendments and new points brought before the Meeting, as the proxyholder sees fit) at the Annual Meeting of Shareholders of Canadian National Railway Company to be held at The Peninsula Chicago, Grand Ballroom, 4th Floor, 108 East Superior Street, Chicago, Illinois (USA), on Tuesday, April 22, 2008, at 10:00 am (Central Time), and at any adjournment thereof.

The Board of Directors and management recommend that shareholders VOTE FOR items 1 and 2 below:

1. Election of Directors

For	Withhold		For	Withhold		For	Withhold

01. Michael R. Armellino		06. James K. Gray			11. Denis Losier			---
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02. A. Charles Baillie		07. E. Hunter Harrison			12. The Hon. Edward C. Lumley

03. Hugh J. Bolton		08. Edith E. Holiday			13. David G.A. McLean

04. J.V. Raymond Cyr		09. V. Maureen Kempston Darkes			14. Robert Pace

05. Ambassador Gordon D. Giffin		10. Robert H. Lee

							For	Withhold

2. Appointment of Auditors
Appointment of KPMG LLP as Auditors

							For	Against
3. Shareholder Proposal

The Board of Directors and management recommend that shareholders VOTE AGAINST the Shareholder Proposal set out in Schedule “A” to the accompanying Management Information Circular.

- - -
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Signature(s)	Date
Authorized Signature(s) - This section must be
completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by the Board of Directors and Management.

Quarterly reports
To reduce costs and help protect the environment, we will not send CN's quarterly financial reports and related management’s discussion and analysis (MD&A), unless you tell us that you want to receive them by checking the box below. You will be required to complete this request on an annual basis.
Annual report
By law, we must send you our annual financial statements and related management's discussion and analysis (MD&A), unless you tell us that you do not want to receive them by checking the box below.

Please send me CN's quarterly reports If you do not check the box or do not return this form, we will assume that you do not want to receive CN's quarterly reports and MD&A.	Please do not send me CN's annual financial statements and MD&A
If you do not check the box or do not return this form, we will assume that you want to receive CN's annual financial statements and MD&A.

You can also receive these documents electronically - see reverse for instructions to enrol for electronic delivery.

AR2	CNRQ	+

00JFJC

Item 4

CN 2007 Annual Report

Fast forward

In	2007, weather and economic challenges kept coming, fast and furious. We maintained our operating discipline and We delivered an operating ratio that was 13 points minimized the economic impact on revenues. better than the average of our peers. And we continued to invest in long-term, profitable growth. CN is moving fast as always, rolling forward to pursue opportunities ahead.

Certain information included in this Annual  Report may be forward-looking statements within the meaning of United States and Canadian securities laws. The Company cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions. The Company assumes that, although there is an increasing risk of recession in the U.S. economy, growth in North America and globally will continue to slow down in 2008, but that a recession will not take place. The Company’s long-term business prospectus assume continued growth in the global economy. The Company cautions that these, as well as its other assumptions, may not materialize, and that its actual results or the developments anticipated by the Company could differ materially from those expressed or implied in such forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Such factors include the specific risks set forth in Management’s Discussion and Analysis obtained in this Annual Report as well as other risks detailed from tie to time in reports filed by the Company with securities regulators in Canada and the United States

COSCO
COSCO
COSCO
COSCO
COSCO

forward.

Contents

2 Port of Prince Rupert
4 Northern Alberta oil sands
7 Booming commodities, a boon for CN
8 Building a better network
10 Partnering for next-level improvement
13 Toward a more seamless logistics chain
14 Fast forward
16 A message from E. Hunter Harrison
18 Financial and operational highlights
22 CN at a glance
24 A message from the Chairman
25 Matching championship golf with a commitment to community
28 Glossary of terms
29 Financial Section (U.S. GAAP)
87 Non-GAAP Measures – unaudited
88 Corporate Governance
89 2007 President's Awards for Excellence
90 Board of Directors
92 Chairman of the Board and Select Senior Officers of the Company
93 Shareholder and Investor Information

forward.

Contents
2  Port of Price Rupert                       29 Financial Section (U.S. GAAP)
4  Northern Alberta oil sands                87 Non-GAAP Measures–unaudited
7  Booming commodities,                    88 Corporate Governance
   a boon for CN                               89 2007 President’s Awards for Excellence
8  Building a better network                 90 Board of Directors
10 Partnering for next-level                  92 Chairman of the Board and
     improvement                                   logistics chain
13 Toward a more seamless                    Select Senior Officers of the Company
14 Fast forward
16 A message from E. Hunter Harrison  93 Shareholder and investor information
18 Financial and operational highlights
22 CN at a glance
24 A message from the Chairman
25 Matching championship golf
    with a commitment to community
28 Glossary of terms

Except where otherwise indicated, all financial information reflected in this document is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP).

Canadian National Railway Company	1

The port of Prince Rupert intermodal powerful opportunity for CN to benefit

With the first China Ocean Shipping Company (COSCO) ship docking at the brand-new Prince Rupert intermodal terminal on October 31, 2007, a new, strategically advantaged  gateway between Asia and North America for container traffic opened, right on schedule. The closest North American port to Asia by more than two days and with no congestion, Prince Rupert represents enormous possibility for CN, the port’s exclusive rail connection to key markets. The new terminal completes the 500,000 TEU first phase in a longer-term development plan that has the potential to drive significant volume growth – including  backhaul – for CN. Beyond containers, CN has over the past several years been hauling to Prince Rupert steadily growing volumes of commodities currently in high demand in Asia, including coal and grain.

Canadian National Railway Company	2

terminal opened in 2007, representing a from an increasingly global economy.

Canadian National Railway Company	3

Northern Alberta's oil sands

development, which means significant

Northern Alberta’s oil sands

Canadian National Railway Company	4

are continuing to drive major long-term growth potential for CN.
The Fort McMurray area in northern Alberta is the site of what has been called a modern- day gold rush, where energy companies are investing billions to extract, dilute and transport a product called bitumen from the nearby oil sands. In Edmonton, 275 miles to the south, projects are under way to build the necessary upgrading capacity to convert the bitumen into lighter synthetic crude oil for transport by pipeline to refineries. The investment in these  two areas totals over $100 billion. From millions of barrels of condensate required to thin the bitumen, to aggregate, steel, pipe and machinery used in upgrader construction, to major  infrastructure development in Fort McMurray, we expect oil sands projects to play a key, long-term role in CN's growth.
Canadian National Railway Company	5

With major potash mines, corn distribution centres and ethanol plants, key Canadian coal mines, the Illinois coal basin and the oil sands of northern Alberta all located on CN lines, we expect global commodity demand to support CN’s revenue growth for years to come.

Canadian National Railway Company	6

Strong global demand for coal, grain and potash is benefiting CN’s bulk business

Demand for ethanol is driving increased production of corn and fertilizer inputs. Oil sands development projects in Alberta are producing sulfur in large quantities. Demand for Canadian wheat is strong in export markets, primarily Asia. Strong demand for metallurgical and thermal coal continues from steel mills, power plants and other buyers worldwide. Iron ore production is up again as the North American steel industry rights itself. These and other market forces are putting a spotlight on CN’s powerful franchise and efficient transportation network connecting major ports on three coasts.

Booming commodities, a boom for CN.

Canadian National Railway Company	7

Investing to improve velocity and consistency

During its entire history as a public company, CN has demonstrated a commitment to continuously improving the efficiency of its network. With the acquisitions of the IC, the WC, the GLT rail and related holdings and BC Rail – as well as the Mackenzie Northern Railway (MKNR), Savage Alberta Railway (SAR) and Athabasca Northern Railway (ANY)–over the past 10 years, CN has aggressively but methodically pursued every opportunity to extend its reach, improve traffic flows and deliver ever-improving service quality for customers. The latest such transaction is CN’s proposed acquisition of a major portion of the Elgin, Joliet & Eastern Railway Company’s (EJ&E) rail network, which runs along the periphery of the Chicago metropolitan area. This is a move that, if approved by regulatory authorities, would have a significant positive – and immediate – impact on CN’s rail network fluidity.

Building a better network.

Canadian National Railway Company	8

In addition to acquisitions, CN has invested continuously in improving its infrastructure, from building ware house facilities and extending sidings to renovating yards. The latest: the construction of a newly configured, $100 million switching facility in Memphis at Johnston Yard, planned for completion in 2008.

Canadian National Railway Company	9

Working with other railroads to benefit shippers  It’s a clear, shared priority among North America’s Class I railways: to improve the overall efficiency and effectiveness of rail for shippers. CN has led a number of partnering initiatives within the industry to achieve that goal, including pioneering routing protocols with other major rail carriers based on the shortest routes and best gateways. Today, CN has routing protocol agreements with every Class I and other railroads, including new agreements completed in 2007 with Canadian Pacific and Kansas City Southern. In addition, CN has a number of co-production agreements with other railroads designed to increase the efficiency of existing track and other assets. Partnering strategies are a win-win for rail transportation and customers – these agreements enable increased asset utilization for each railroad while improving service for shippers.

Partnering for next-level improvement

Canadian National Railway Company	10

Canadian National Railway Company	11

CN WorldWide North America (CNWW NA), provides integrated end-to-end transportation and logistics services, including warehousing and distribution, trucking, customs brokerage and transportation management. In its first year of operation, CNWW NA’s dedicated sales force has found receptive audiences both among existing CN customers and new ones.

Canadian National Railway Company	12

Toward a more seamless logistics chain.
Going the extra mile with CN precision

As CN pursues growth opportunities and continuous improvement on its rail network, it has continued to methodically extend its services beyond rail to increase the value it can bring to customers. The concept is to apply CN’s culture of innovation, operational discipline and precision transportation model to expand the company’s service offerings. That concept has taken the form of CN WorldWide (CNWW). CNWW’s international division is a unique freight forwarding provider that has gotten a positive response among global shippers looking for the end-to-end excellence CN can provide. And in North America, CNWW’s integrated transportation offering includes an array of non-rail services that is already contributing to expanded relationships with CN rail customers.

Fast

Canadian National Railway Company	14

forward.

This is our vision for what’s next: to become the world’s leading transportation provider.

Fast forward five years into the future. We see ourselves still focused on service excellence, precision operations and profitable growth in rail. We see ourselves building upon our strengths to provide seamless, efficient transportation to a growing number of global customers.

We see ourselves redefining what’s possible for CN. Again.

Canadian National Railway Company	15

Dear fellow shareholders   After a string of record-setting years, CN’s 2007 financial results did not show significant change over what we reported in 2006. Revenues and earnings were essentially flat. Our free cash flow was well short of what we generated last year. Our operating ratio increased by 1.8 points to 63.6 per cent, compared with the record 61.8 per cent we achieved in 2006, breaking a decade-long trajectory of year-over-year improvement.

Most CEOs would call results like these disappointing. It may surprise you to know that given the challenges we faced, I think our 2007 performance was outstanding.

That’s because I know that the performance of the railroaders here at CN was never better. Unfortunately, their efforts were hidden by some of the strongest headwinds I have seen in my 40-plus years in this business.

Flat performance demonstrates CN strength

The weather conditions we saw in the first quarter of 2007 were some of the worst I’ve ever seen. We went through a major work stoppage in the first quarter as well, the result of a strike by the United Transportation Union, which was eventually resolved. The weak housing market and the credit crisis in the United States had a negative effect on our largest business segment, Forest Products. The strength of the Canadian dollar against the U.S. currency surprised everybody, and operating costs continued to rise.

In my view, to be able to say our results were relatively flat after facing these kinds of conditions is a major accomplishment that highlights the strength of our business. In one of our earnings calls, I put it in terms of a golf analogy: Last year, our performance was like shooting a course-record 62 in basically ideal conditions – with the sun shining, with very little wind, and the fairways and greens in perfect condition. This year, the wind was blowing in our face, it was cold, the greens were bumpy and unpredictable, but we still won the tournament with a 64, some 13 strokes ahead of the rest of the field.

Continuing to build the franchise   Throughout 2007, we continued to put the building blocks in place to create a rail and transportation network capable of delivering sustained long-term value to our shareholders. As planned, the new intermodal terminal

Canadian National Railway Company	16

opened at the port of Prince Rupert in the fourth quarter, representing a major opportunity for CN. We signed the first steamship company, China Ocean Shipping Company to route Asian freight through the terminal and over our rail network. We see this as just the start of what could be a strong, long-term driver of revenue growth.

To take full advantage of the potential that Prince Rupert represents, we opened a new intermodal terminal and distribution centre in Prince George, B.C. The centre, which includes an 84,000-square-foot warehouse and 10 acres of outside storage, enables us to offer product transfer, inspection, consolidation/ deconsolidation, inventory control and other transportation services with daily, direct service to Prince Rupert.

We continued to invest in our infrastructure elsewhere across the network to improve velocity and service reliability, both through construction projects like the new Johnston Yard in Memphis and through our proposed acquisition of a major portion of the EJ&E from U.S. Steel. We also invested significant capital to acquire more than 100 new fuel-efficient high-horsepower locomotives for delivery in 2007 and 2008 – a decision that will not only improve reliability, but also enhance our environmental performance with lower fuel consumption and exhaust emissions. The new units are at least 15 per cent more fuel-efficient than the locomotives they will replace and will comply fully with the latest regulatory requirements to reduce locomotive emissions.

With the Johnston Yard project, we’re completely rebuilding our freight train switching facility in Memphis, a key hub in our network. We’re working from the ground up, installing new tracks, switches, support buildings and equipment, a new tower, and car and locomotive shops. When we complete the new facility – the plan is for that to happen in late 2008 – it will have a capacity of more than 3,100 freight cars and will be able to handle 35 or more trains per day.

The proposed EJ&E acquisition, which involves a 198-mile stretch of track that skirts the Chicago metropolitan area, would greatly improve the fluidity and reliability of our network. We see it as a definite win-win-win for CN, the North American transportation system and the communities in and around Chicago. In addition to reduced congestion, benefits include increased transportation capacity in the

Canadian National Railway Company	17

Financial and operational highlights

Financial summary

$ in millions, except per share data, or unless otherwise indicated	2007	(1)	2006	(1)(2)	2005	(2)
Financial results
Revenues	$7,897		$7,929		$7,446
Operating income	2,876		3,030		2,624
Net income	2,158		2,087		1,556
Diluted earnings per share	4.25		3.91		2.77
Dividend per share	0.84		0.65		0.50
Net capital expenditures	1,387		1,298		1,180

Financial position
Total assets	23,460		24,004		22,188
Long-term debt, including current portion	5,617		5,604		5,085
Shareholders’ equity	10,177		9,824		9,249

Financial ratios (%)
Operating ratio	63.6		61.8		64.8
Debt-to-total capitalization	35.6		36.3		35.5

Employees (average for the year) (3)

Adjusted diluted earnings per share (dollars) (4)

Operating ratio (percentage) (2)

(1)	The Company’s financial results for 2007 and 2006 include items affecting the comparability of the results of operations as discussed on page 33 of this report.
(2)	The 2006 and 2005 comparative figures have been reclassified in order to be consistent with the 2007 presentation as discussed on page 42 of this report.
(3)	Statistical data are based on estimated data available at such time and subject to change as more complete information becomes available.
(4)
2007 and 2006 adjusted to exclude items affecting the comparability of the results of operations. See discussion and reconciliation of this non-GAAP adjusted performance measure on page 87 of this report.

Canadian National Railway Company	18

region to meet growing demand, as well as improved rail safety and reduced locomotive emissions because of fewer idling trains.

We’re committed to working closely with the communities along the route to balance their needs with the opportunity to contribute significantly to a more efficient rail transportation network and a cleaner, safer environment for the greater Chicago area.

A new vision   As we always have, we’re working continuously to improve our performance as a railroad, focusing on the five fundamentals I talk about: service, cost control, asset utilization, safety and people.

Ever since this company went public in 1995, the CN culture has been founded on never being satisfied with the status quo. There was a time when many couldn’t imagine saying it, but this is the status quo today: CN is the best-performing railroad in North America. We set out to achieve this goal more than a decade ago. We have achieved it. What’s the goal for the next decade?

The world is radically different from what it was 10 years ago. International trade is expanding, flowing in all directions across oceans and between continents. The need for reliable energy is growing worldwide, driving demand for coal, ethanol and petroleum. Development in emerging regions of the world means an increasing demand for North American resources and products. Global companies are feeling relentless pressure to operate more efficiently and effectively. Meanwhile, the North American highway system is increasingly gridlocked and the environment has become a primary global concern.

It’s a world that aligns very well with our strengths as a company. From where I sit, the challenge is this: What can we do with the talent and experience we have, the assets and expertise we’ve built, the disciplined, precise operating approach we’ve honed and proven? How can we shake up the status quo to meet a greater share of customers’ transportation needs?

I’m convinced that the opportunity for CN goes beyond rail. Capitalizing on those opportunities will help us realize our vision of becoming the best transportation company in the world.

I can see it. Plain as day. It might be a decade in the future, but I can see it very clearly. A CN that

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I’m convinced that the opportunity for CN goes beyond rail.
Capitalizing on those opportunities
will help us realize our vision of becoming the best
transportation company in the world.

extends its reach with a customer base that is truly global. A CN that helps its customers with freight transportation service, from door to door, across the world to any destination.

That’s what we’re doing with CN WorldWide. Expanding what we can offer our customers. Working with discipline to build capabilities. Looking for new links in the transportation chain where we can apply our unique skillset to bring value to our customers and shareholders. As we evaluate new opportunities, we ask ourselves three simple questions: Is it a business we can operate? Is it a business that can generate a profit? Will it drive more business to the railroad? We make no strategic move without being convinced of a “yes” answer to all three questions.

The key: ridding our organization of “mud”   I have said this many, many times, but it always bears repeating – of our five fundamentals, there is none more critical than people. When people ask me how we’ve achieved what we’ve achieved thus far, I tell them that there’s no silver bullet. It’s just highly committed people working hard together on shared goals.

We have plenty of room for progress in the people area, and progress is never permanent. It requires constant work to remove the “mud” from an organization and keep it from coming back.

What do I mean by mud?

When I was a young railroader coming up in the business, my supervisor was teaching me how to inspect rail ties and mark bad ones for replacement. We were moving along, and I was marking bad ties when I saw them, when the supervisor stopped me and asked me why I hadn’t marked a particular tie. I told him that it looked good to me, and he said that I was right, it looked good. Then he had someone come and pull the spikes. We pulled the tie up from the ballast and turned it over. More than half the underside of the tie was gone. The middle, the most critical part of the tie, was rotted to the point that it was just a few inches thick.

The cause? Mud. The tie looked fine on the surface, but the ballast underneath was not draining properly. That day I learned how to spot poor drainage, and I’ve since learned that the same principle applies to management. Problems under the surface – hidden “mud” – exist even in the best organizations.

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It’s bureaucracy. It’s resistance to change. It’s lack of understanding or commitment. It’s mud, and while it’s not always visible, it always slows you down.

I’ve come to believe that direct communication to every part of the organization is key to removing mud. A few years ago that’s why we instituted multi-day sessions – which have come to be called “Hunter Camps” – where I spend time with small groups of CN employees talking about key principles and practices in railroading. That program is still going strong.

Fostering good communication is behind another innovative practice we have instituted across the company. It’s called the Employee Performance Scorecard (EPS).

EPS is an unprecedented initiative to ensure that all CN people, including each and every one of our 18,000 unionized employees, understand what we’re trying to accomplish as a company and their part in it. It’s built around formal, one-on-one exchanges between each individual and his or her immediate supervisor.

In addition to establishing clear, specific, individualized criteria for performance, the EPS process is designed to build better supervisor-employee communication, to motivate, recognize and reward outstanding railroaders at every level of the company, and to support change.

Fast forward: focused on the fundamentals and pushing the envelope   We got here by innovating with intense focus on our five fundamentals of railroading. We’re going to continue to invest capital to build a better North American rail network, provide good jobs and benefits, and continuously improve the safety and quality of what we provide our customers.

But we do not intend to stop there. At CN, we’ve always refused to think small. We got here by thinking big, and then doing exactly what we say we’ll do. That’s how we’re going to keep delivering value to our shareholders. Now. And 10 years from now.

Sincerely,

E. Hunter Harrison
President and Chief Executive Officer

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	Petroleum and chemicals	Metals and minerals	Forest products	Coal

We believe the balance of our commodity mix positions us well to face economic fluctuations and enhances our potential to grow revenues.

Petroleum and chemicals comprises a wide range of commodities including chemicals, sulfur, plastics, petroleum and liquefied petroleum gas products. Most of CN’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge, in northern Alberta, and in eastern Canada, destined for customers in Canada, the United States and overseas.

CN’s metals and minerals commodity group consists primarily of nonferrous base metals, concentrates, iron ore, steel, construction materials,  machinery and dimensional (large) loads. The Company’s unique rail access to major mines, ports and smelters throughout North America, coupled with strategically located transload facilities, has made CN a leader in the transportation of copper, lead, zinc concentrates, iron ore, refined metals and aluminum.

CN is one of the largest carriers of forest products in North America, including various types of lumber, panels, wood pulp and other fibers such as logs, recycled paper and wood chips. In Canada, CN enjoys superior access to the major fiber-producing regions; in the United States, CN is strategically located to serve both the Midwestern and southern U.S. corridors with interline capabilities to other Class I railroads.

The coal commodity group moves primarily thermal-grade bituminous coal. CN delivers Canadian thermal coal to power utilities mostly in eastern Canada; U.S. thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States. CN also transports Canadian metallurgical coal, largely for export via terminals on the west coast of Canada.

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Grain and fertilizers	Intermodal	Automotive	CN WorldWide International	CN WorldWide North America

CN’s grain and fertilizers business consists primarily of commodities from western Canada and the U.S. Midwest. The majority of Canadian grain moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. In the United States, CN transports grain grown in Illinois and Iowa for export, domestic processing facilities and feed markets. CN also serves producers of potash, ammonium nitrate, urea and other fertilizers.	The intermodal commodity group comprises two segments: domestic and international. The domestic segment transports consumer products and manufactured goods, operating through retail and wholesale channels within domestic Canada, domestic United States, Mexico and transborder markets. The international segment handles import and export container traffic, directly serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax and New Orleans.
The automotive commodity group moves finished vehicles and parts throughout North America, serving all vehicle assembly plants in Canada, eight in Michigan and one in Mississippi, in addition to vehicle distribution and parts production facilities in Canada and the United States. CN also moves import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads.

CN WorldWide International is CN’s global freight forwarding business headquartered in Rotterdam, The Netherlands. With offices in a growing number of locations globally, CN WorldWide International brings the benefits of CN’s rail expertise, knowledge of North American routes and precision-scheduled operating model to global shippers.
CN WorldWide North America offers a complete portfolio of transportation services, including intermodal, ground transportation, warehousing and distribution, transportation management, customs brokerage and bulk handling, on a single-source or stand-alone/bundled basis to customers in the United States and Canada.

Canadian National Railway Company	23

Dear fellow shareholders   Sometimes it is performance through adversity and challenge that defines great companies, and the year 2007 brought both in significant measure. While the Company’s financial performance fell short of our expectations for the year, we believe the results that were achieved validated the strength of CN’s franchise, uniqueness of its operating model and approach, and the skills and dedication of its people.

Through the leadership of Hunter Harrison and his management team, CN kept its focus on the right things as it navigated through difficulties that included adverse weather and economic conditions, a major work stoppage and exchange rate challenges. The Company accomplished much, making appropriate investments in infrastructure and pursuing acquisitions to continue to build and position CN for the long term.

In addition to performance, culture defines great companies. CN and its Board always have nurtured a culture characterized by an absolute dedication to excellence, innovation and integrity, with a strong drive to seek continuous improvement in every aspect of doing business. This dedication extends to the Board. Over the years, we have striven to be among North America’s leaders in corporate governance, instituting a comprehensive set of practices, policies and procedures to ensure the highest standards of transparency, independence and individual Director performance. Our efforts were again recognized in 2007. We were very pleased that CN was ranked third in the Globe and Mail’s “Board Games,” its annual report on corporate governance in Canada, up from a ranking of 13th in 2006.

As the company moves into the future, the Board will continue its rigorous approach to executing its corporate governance responsibilities, balancing a prudent, conservative financial management philosophy with CN’s tradition of innovation in pursuit of long-term growth, profitability and shareholder value creation.

I am pleased to acknowledge on behalf of the Board the immense contribution of Tullio Cedraschi, former President and Chief Executive Officer of the CN Investment Division who retired in January 2008. Tullio had been the Chief Executive Officer of the CN Investment Division since November 1977, and during those 30 years the CN Pension Fund had an outstanding record of performance. Tullio is recognized as one of the leaders of his profession, and CN had been privileged to have him in charge of our pension fund for so long. We wish him well in the future, and we will miss his intellect and unique sense of humour.

My personal thanks to my fellow Board members for their wisdom and dedication. As I have said many times before, it is a great honour and privilege to lead such a distinguished group. On behalf of the Board, we are deeply indebted to Purdy Crawford in particular, who retired in 2007, for his tremendous contributions to CN and the Board. As an expression of our appreciation, CN made a gift to the Mount Allison University Purdy Crawford Teaching Centre and the Board unanimously conferred upon Purdy the honorary title of Director Emeritus of the Company upon his retirement.

Our thanks to CN management and employees for their hard work and commitment, and CN shareholders for the confidence and support they have shown in this company and its strategic direction over the past year. Rest assured the Board of Directors will continue to do its part to ensure that confidence is more than justified in the years ahead.

Sincerely,

David McLean, O.B.C., LL.D.
Chairman of the Board

Canadian National Railway Company	24

Matching championship golf with a commitment to community.

CN LPGA partner Lorie Kane at
the Stollery Children’s Hospital

Canadian National Railway Company	25

The CN Miracle Match and the
2007 CN Canadian Women’s Open:
major momentum in year two.

Growing impact for children’s hospitals across Canada   In the second year of the CN Canadian Women’s Open, title sponsor CN saw the tournament grow in stature and visibility with participation by the world’s top women golfers in the 2007 event, held in Edmonton. The CN Canadian Women’s Open is already seen as a top stop on the LPGA tour, setting attendance records and getting extensive media coverage in 2007.

That’s important because it helped create even more momentum for the CN Miracle Match, CN’s donation matching program associated with the event. Each year, through the CN Miracle Match, CN matches funds raised through various initiatives to benefit a children’s hospital in the community hosting the tournament. The charity recipient selected in 2007 was Edmonton’s Stollery Children’s Hospital, a 133-bed facility that treats more than 140,000 children each year.

Hockey legend Wayne Gretzky got involved to bring additional attention to the charity and help raise funds through an auction for contributors to play a round of golf with him and 2006 event champion Cristie Kerr. A new Web site, cnmiraclematch.ca, increased the program’s reach and made it easier for employees and the public to participate. The city of Edmonton played a big part in the program’s success this year, as well. Thanks, Edmonton!

The 2007 tournament and campaign was an unqualified success, raising more than $546,000, bringing our two-year CN Miracle Match program total to nearly a million dollars.

Canadian National Railway Company	26

Josh Hui (left), Stollery Children’s Hospital “miracle kid,” and his sister
Kaitlyn (right) get a hug from LPGA star golfer Morgan Pressel.

Wayne Gretzky visiting Edmonton’s Stollery Children’s Hospital in support of the CN Miracle Match program.

Just one part of CN’s Stronger Communities Fund

CN’s passion for excellence is expressed in a spirit of caring. CN Miracle Match is just one initiative within the Stronger Communities Fund, CN’s comprehensive program designed to support its commitment to building stronger, safer communities across North America.

Youth health and community safety have always been our primary focus, with successful programs like CN’s All Aboard for Safety community education initiative and our association with community safety organizations such as Safe Kids Canada/USA, Operation Lifesaver, Mothers Against Drunk Driving (MADD), Safe Communities Canada/America and SMARTRISK.

As one of North America’s leading railroads, CN is in a unique position to make a difference in the lives of people who live and work in the communities it serves. That’s why this year CN launched its first employee volunteerism grant program, called “Railroaders in the Community.” The program recognizes employees who volunteer their time to local charitable organizations through CN financial donations to those organizations on the employees’ behalf.

Canadian National Railway Company	27

Glossary of terms

Average length of haul – The average distance in miles one ton is carried. Computed by dividing total ton miles by tons of freight.

Carload – A one-car shipment of freight from one consignor to one consignee.

Car velocity – Car velocity is an average speed calculation, expressed in miles per day, of the car movements from time of release at one location to arrival at the destination.

Class I railroad – As determined by the Surface Transportation Board, a freight railroad with annual operating revenues that exceed a threshold indexed to a base of $250 million in 1991 U.S. dollars. The threshold in 2006 was $346.8 million.

Gross ton miles – The number of tons behind the locomotives (cars and contents) including company service equipment multiplied by the miles of road moved from originating to destination stations on a designated railroad.

Intermodal service – In railroad transportation, the movement of trailers or containers on railroad freight cars.

Linehaul – The movement of trains between terminals and stations on the main or branch lines of the road, exclusive of switching movements.

Main track – A track extending through and between stations upon which trains are operated.

Operating ratio – The ratio of operating expenses to operating revenues.

Revenue ton mile – The movement of a ton of freight over one mile for revenue.

Right-of-way – A strip of land of various widths upon which a rail track is built.

Rolling stock – Transportation equipment on wheels, especially locomotives and freight cars.

Route miles – The miles of right-of-way owned or leased and operated by the designated railroad. Route miles exclude mainline trackage operated under trackage rights. In multiple track territories only one mainline track counts as route miles.

Siding – A track auxiliary to the main track for meeting or passing trains, or in the case of industrial siding, a track serving various industrial customers.

Trip plan – A trip plan is a detailed chain of train handling events describing how a car(s) can be handled from the shipper’s door to the consignee’s door. Trip plans are expressed in hours and are tailored to a specific customer location, day of week and time of release.

Unit train – A train with a fixed, coupled consist of cars operated continuously in shuttle service under load from origin and delivered intact at destination and returning usually for reloading at the same origin.

Waybill – The document covering a shipment and showing the forwarding and receiving stations, the name of consignor and consignee, the car initials and number, the routing, the description and weight of the commodity, instructions for special services, the rate, total charges, advances and the waybill reference for previous services, and the amount prepaid.

Yard – A system of tracks within defined limits, designed for switching services.

Yard dwell – Yard dwell is the average duration, expressed in hours, that cars spend in a specific operating terminal.

U.S. GAAP	Canadian National Railway Company	28

Financial Section (U.S. GAAP)

Contents

Canadian National Railway Company

30	Selected Railroad Statistics
31	Management’s Discussion and Analysis
58	Management’s Report on Internal Control over Financial Reporting
58	Report of Independent Registered Public Accounting Firm
59	Report of Independent Registered Public Accounting Firm
60	Consolidated Statement of Income
61	Consolidated Statement of Comprehensive Income
62	Consolidated Balance Sheet
63	Consolidated Statement of Changes in Shareholders’ Equity
64	Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

65	1	Summary of significant accounting policies
67	2	Accounting changes
68	3	Acquisitions
69	4	Accounts receivable
69	5	Properties
70	6	Intangible and other assets
70	7	Credit facility
70	8	Accounts payable and accrued charges
70	9	Other liabilities and deferred credits
72	10	Long-term debt
73	11	Capital stock
73	12	Stock plans
78	13	Pensions
79	14	Other income
80	15	Income taxes
80	16	Segmented information
81	17	Earnings per share
81	18	Major commitments and contingencies
84	19	Financial instruments
86	20	Accumulated other comprehensive loss
86	21	Comparative figures

U.S. GAAP	Canadian National Railway Company	29

Selected Railroad Statistics (1)

Year ended December 31,	2007	2006	2005

Statistical operating data
Rail freight revenues ($ millions)	7,186	7,254	6,793
Gross ton miles (GTM) (millions)	347,898	352,972	342,894
Revenue ton miles (RTM) (millions)	184,148	185,610	179,701
Carloads (thousands)	4,744	4,824	4,841
Route miles (includes Canada and the U.S.)	20,421	20,264	19,221
Employees (end of year)	22,696	22,250	21,961
Employees (average for the year)	22,389	22,092	22,637

Productivity
Operating ratio (%)	63.6	61.8	64.8
Rail freight revenue per RTM (cents)	3.90	3.91	3.78
Rail freight revenue per carload ($)	1,515	1,504	1,403
Operating expenses per GTM (cents)	1.44	1.39	1.41
Labor and fringe benefits expense per GTM (cents)	0.49	0.52	0.54
GTMs per average number of employees (thousands)	15,539	15,977	15,148
Diesel fuel consumed (U.S. gallons in millions)	392	401	403
Average fuel price ($/U.S. gallon) (2)	2.40	2.13	1.72
GTMs per U.S. gallon of fuel consumed	887	880	851

Safety indicators
Injury frequency rate per 200,000 person hours (3)	1.9	2.1	2.4
Accident rate per million train miles (3)	2.7	2.4	1.8

(1)   Includes data relating to companies acquired as of the date of acquisition.
(2)   Includes the impact of the Company’s fuel hedging program that expired in September 2006.
(3)   Based on Federal Railroad Administration (FRA) reporting criteria. For 2006, the Injury frequency rate per 200,000 person hours and the Accident rate per million train miles, prepared on a proforma basis to include the acquisitions of Mackenzie Northern Railway and Savage Alberta Railway, Inc., as of January 1, 2006, would have been 2.1 and 2.5, respectively, for the year ended December 31, 2006.

Certain of the 2006 and 2005 comparative figures have been reclassified in order to be consistent with the 2007 presentation. Certain statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

U.S. GAAP	Canadian National Railway Company	30

Management’s Discussion and Analysis

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company.” Canadian National Railway Company’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2007 Annual Consolidated Financial Statements and Notes thereto.

Business profile

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,400 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network, in addition to co-production arrangements, routing protocols, marketing alliances, and interline agreements, provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.

CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. In 2007, no individual commodity group accounted for more than 20% of revenues. From a geographic standpoint, 19% of revenues came from United States (U.S.) domestic traffic, 32% from transborder traffic, 23% from Canadian domestic traffic and 26% from overseas traffic. The Company originates approximately 87% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the United States as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.

See Note 16 – Segmented information, to the Company’s 2007 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN’s focus is on running a safe and efficient railroad. While remaining at the forefront of the rail industry, CN’s goal is to be internationally regarded as one of the best-performing transportation companies.

CN’s commitment is to create value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers. By striving for sustainable financial performance through profitable growth, solid free cash flow and a high return on investment, CN seeks to deliver increased shareholder value.

CN has a unique business model, which is anchored on five key principles: providing quality service, controlling costs, focusing on asset utilization, committing to safety, and developing people. “Precision railroading” is at the core of CN’s business model. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably.

Precision railroading demands discipline to execute the trip plan, the relentless measurement of results, and the use of such results to generate further execution improvements. Precision railroading increases velocity, improves reliability, lowers costs, enhances asset utilization and, ultimately, helps the Company grow the top line. It has been a key contributor to CN’s earnings growth and improved return.

The Company sees further opportunities to grow the business and improve productivity. While the slowdown in the economy has affected CN in specific markets such as key forest products and construction materials, there are several opportunities that extend beyond business-cycle considerations. In Intermodal, the Prince Rupert Intermodal Terminal, opened in the fourth quarter of 2007, will allow CN to leverage the potential of the growing container trade between Asia and North America. In Bulk, the Company expects to continue to benefit from increased

U.S. GAAP	Canadian National Railway Company	31

Management’s Discussion and Analysis

resource demand, particularly as it relates to recent coal mine expansion. In Merchandise, the Company sees growth potential for a number of commodities, particularly pipes, machinery and equipment, condensate and other commodities associated with oil and gas development in western Canada. While there is an increasing risk of recession in the U.S. economy, the Company’s assumption is that economic growth in North America and globally will continue to slow down in 2008, but that a recession will not take place. In addition, the Company’s assumption is that the risks outlined in the Business risks section of this MD&A will not result in a material impact on its financial statements.

The Company, on an ongoing basis, invests in various strategic initiatives to grow the business. Some of these recent initiatives include the proposed acquisition of the Elgin, Joliet and Eastern Railway Company (EJ&E), which is pending approval by the U.S. Surface Transportation Board (STB); the acquisition of short lines in Alberta to help oil sands operators meet growing demand for energy; the development of CN WorldWide International, the Company’s international freight-forwarding subsidiary, with offices in Europe and China; and the formation of CN WorldWide North America, a new operating entity, to manage and expand the scope and scale of the Company’s existing non-rail capabilities such as warehousing and distribution, customs services, truck brokerage and supply chain visibility tools across North America.

The opportunities to further improve productivity extend across all functions in the organization. In Transportation, the Company is aiming to continue to increase productivity on the track and in the yards. Yard throughput is being improved through SmartYard, an innovative use of real-time traffic information to sequence cars effectively and get them out on the line more quickly in the face of constantly changing conditions. In Engineering, the Company is working to increase the productivity of its field forces, again through better use of traffic information and, as a result, better management of its engineering forces on the track. The Company also intends to maintain a solid focus on reducing accidents and related costs, and also costs for legal claims and health care.

CN’s capital programs support the Company’s commitment to the five key principles and its ability to grow the business profitably. In 2008, CN plans to invest approximately $1.5 billion on capital programs, of which over $1 billion is targeted towards track infrastructure to maintain a safe railway and to improve the productivity and fluidity of the network, and includes the replacement of rail, ties, and other track materials, bridge improvements, as well as upgrades to the recently acquired rail assets of the Athabasca Northern Railway (ANY). This amount also includes funds for strategic initiatives, such as siding extensions to accommodate container traffic from the Prince Rupert Intermodal Terminal, the upgrade of the Company’s freight car classification yard in Memphis, Tennessee, and additional enhancements to the track infrastructure in western Canada to take advantage of growth prospects in North American trade with Asia and in western Canada.

CN’s equipment spending, targeted to reach approximately $140 million in 2008, is intended to develop growth opportunities and to improve the quality of the fleet to meet customer requirements. This amount includes the acquisition of new fuel-efficient locomotives, as well as improvements to the existing fleet. CN also expects to spend more than $300 million on facilities to grow the business, including transloads and distribution centers; on information technology to improve service and operating efficiency; and on other projects to increase productivity.

The Company’s commitment to safety is reflected in the wide range of initiatives that CN is pursuing and the size of its capital programs. Comprehensive plans are in place to address safety, security, employee well-being and environmental management. CN’s Integrated Safety Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk and drive continuous improvement in the reduction of injuries and accidents, is fully supported by senior management, and engages employees at all levels of the organization.

Environmental protection is also an integral part of CN’s day-to-day activities. A combination of key resource people, training, policies, monitoring and environmental assessments helps to ensure that the Company’s operations comply with CN’s Environmental Policy, a copy of which is available on CN’s website.

CN’s ability to develop the best railroaders in the industry has been a key contributor to the Company’s success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is focused on recruiting the right people, developing employees with the right skills, motivating them to do the right thing, and training them to be the future leaders of the Company.

The forward-looking statements provided in the above section and in other parts of this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. See the Business risks section of this MD&A for assumptions and risk factors affecting such forward-looking statements.

Financial outlook

During the year, the Company issued and updated its financial outlook. The 2007 actual results are in line with the latest financial outlook provided by the Company.

U.S. GAAP	Canadian National Railway Company	32

Management’s Discussion and Analysis

Financial and statistical highlights

$ in millions, except per share data, or unless otherwise indicated	2007	2006	2005
Financial results
Revenues (a)	$7,897	$7,929	$7,446
Operating income	$2,876	$3,030	$2,624
Net income (b)(c)	$2,158	$2,087	$1,556
Operating ratio (a)	63.6%	61.8%	64.8%
Basic earnings per share (b)(c)	$4.31	$3.97	$2.82
Diluted earnings per share (b)(c)	$4.25	$3.91	$2.77
Dividend declared per share	$0.84	$0.65	$0.50
Financial position
Total assets	$23,460	$24,004	$22,188
Total long-term financial liabilities	$11,693	$12,066	$10,981
Statistical operating data and productivity measures
Employees (average for the year)	22,389	22,092	22,637
Gross ton miles (GTM) per average number of employees (thousands)	15,539	15,977	15,148
GTMs per U.S. gallon of fuel consumed	887	880	851

(a)	The 2006 and 2005 comparative figures have been reclassified in order to be consistent with the 2007 presentation (see the Revenue reclassification section of this MD&A).
(b)
The 2007 figures included a deferred income tax recovery of $328 million ($0.66 per basic share or $0.64 per diluted share), resulting mainly from the enactment of corporate income tax rate changes in Canada, and the gains on sale of the Central Station Complex of $92 million, or $64 million after-tax ($0.13 per basic or diluted share) and the Company’s investment in English Welsh and Scottish Railway (EWS) of $61 million, or $41 million after-tax ($0.08 per basic or diluted share).

(c)
The 2006 figures included a deferred income tax recovery of $277 million ($0.53 per basic share or $0.51 per diluted share), resulting primarily from the enactment of lower corporate income tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes.

Financial results

2007 compared to 2006

In 2007, net income increased by $71 million, or 3%, to $2,158 million, when compared to 2006, with diluted earnings per share rising 9%, to $4.25. Included in the 2007 figures was a deferred income tax recovery of $328 million ($0.66 per basic share or $0.64 per diluted share), resulting mainly from the enactment of corporate income tax rate changes in Canada, and the gains on sale of the Central Station Complex of $64 million after-tax ($0.13 per basic or diluted share) and the Company’s investment in EWS of $41 million after-tax ($0.08 per basic or diluted share). Included in the 2006 figures was a deferred income tax recovery of $277 million ($0.53 per basic share or $0.51 per diluted share), resulting primarily from the enactment of lower corporate income tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes.

Revenues for the year ended December 31, 2007 totaled $7,897 million compared to $7,929 million in 2006. The decrease of $32 million, relatively flat on a percentage basis, was mainly due to the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues, weakness in specific markets, particularly forest products, and the impact of the United Transportation Union (UTU) strike and adverse weather conditions in the first half of 2007. Partly offsetting these factors was the impact of net freight rate increases, which includes lower fuel surcharge revenues as a result of applicable fuel prices, and an overall improvement in traffic mix.

Operating expenses increased by $122 million, or 2%, to $5,021 million, mainly due to increased fuel costs and equipment rents, which were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses and decreased labor and fringe benefits.

The operating ratio, defined as operating expenses as a percentage of revenues, was 63.6% in 2007 compared to 61.8% in 2006, a 1.8-point increase.

In addition to the weather conditions and operational challenges in the first half of the year, the Company’s results in 2007 included the impact of a first-quarter strike by 2,800 members of the UTU in Canada for which the Company estimated the negative impact on first-quarter operating income and net income to be approximately $50 million and $35 million, respectively ($0.07 per basic or diluted share).

Foreign exchange fluctuations have had an impact on the comparability of the results of operations. In 2007, the strengthening of the Canadian dollar relative to the U.S. dollar, which affected the conversion of the Company’s U.S. dollar-denominated revenues and expenses, resulted in a reduction to net income of approximately $35 million.

U.S. GAAP	Canadian National Railway Company	33

Management’s Discussion and Analysis

Revenues

In millions, unless otherwise indicated	Year ended December 31,	2007	2006	% Change
Rail freight revenues		$7,186	$7,254	(1%)
Other revenues		711	675	5%
Total revenues		$7,897	$7,929	–
Rail freight revenues:
Petroleum and chemicals		$1,226	$1,171	5%
Metals and minerals		826	835	(1%)
Forest products		1,552	1,747	(11%)
Coal		385	370	4%
Grain and fertilizers		1,311	1,258	4%
Intermodal		1,382	1,394	(1%)
Automotive		504	479	5%
Total rail freight revenues		$7,186	$7,254	(1%)
Revenue ton miles (RTM) (millions)		184,148	185,610	(1%)
Rail freight revenue/RTM (cents)		3.90	3.91	–
Carloads (thousands)		4,744	4,824	(2%)
Rail freight revenue/carload (dollars)		1,515	1,504	1%

Certain of the 2006 comparative figures have been reclassified in order to be consistent with the 2007 presentation (see the Revenue reclassification section of this MD&A).

Revenues for the year ended December 31, 2007 totaled $7,897 million compared to $7,929 million in 2006. The decrease of $32 million was mainly due to the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues of approximately $220 million; weakness in specific markets, particularly forest products; and the impact of the UTU strike and adverse weather conditions in the first half of 2007. Partly offsetting these factors was the impact of net freight rate increases of approximately $170 million, which includes lower fuel surcharge revenues as a result of applicable fuel prices, and an overall improvement in traffic mix.

In 2007, revenue ton miles (RTM), measuring the relative weight and distance of rail freight transported by the Company, declined 1% relative to 2006. Rail freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, was flat compared to 2006, partly due to net freight rate increases that were offset by the translation impact of the stronger Canadian dollar.

Petroleum and chemicals

	Year ended December 31,	2007	2006	% Change
Revenues (millions)		$1,226	$1,171	5%
RTMs (millions)		32,761	31,868	3%
Revenue/RTM (cents)		3.74	3.67	2%

Petroleum and chemicals comprises a wide range of commodities, including chemicals, sulfur, plastics, petroleum products and liquefied petroleum gas products. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in northern Alberta, which is a major center for natural gas feedstock and world scale petrochemicals and plastics; and in eastern Canadian regional plants. These shipments are destined for customers in Canada, the United States and overseas. For the year ended December 31, 2007, revenues for this commodity group increased by $55 million, or 5%, from 2006. The increase in this commodity group was mainly due to net freight rate increases; the continued growth of condensate movements, both from the west coast of Canada and the U.S.; and increased volumes in petroleum products, driven by higher shipments of diesel and heavy fuel oils in Canada and alternative fuels in the U.S. These gains were partly offset by the translation impact of the stronger Canadian dollar; areas of market weakness for plastic feedstocks, driven largely by a customer plant closure, and for PVC plastics and chemicals; and the impact of the UTU strike and adverse weather conditions in the first half of 2007. Revenue per revenue ton mile increased by 2% in 2007, mainly due to net freight rate increases and an improvement in traffic mix that were partly offset by the translation impact of the stronger Canadian dollar.

U.S. GAAP	Canadian National Railway Company	34

Management’s Discussion and Analysis

Metals and minerals

	Year ended December 31,	2007	2006	% Change
Revenues (millions)		$826	$835	(1%)
RTMs (millions)		16,719	17,467	(4%)
Revenue/RTM (cents)		4.94	4.78	3%

The metals and minerals commodity group consists primarily of nonferrous base metals, concentrates, iron ore, steel, construction materials, machinery and dimensional (large) loads. The Company provides unique rail access to aluminum, mining, steel and iron ore producing regions, which are among the most important in North America. This access, coupled with the Company’s transload and port facilities, has made CN a leader in the transportation of copper, lead, zinc, concentrates, iron ore, refined metals and aluminum. Mining, oil and gas development and non-residential construction are the key drivers for metals and minerals. For the year ended December 31, 2007, revenues for this commodity group decreased by $9 million, or 1%, from 2006. The decrease in this commodity group was mainly due to the translation impact of the stronger Canadian dollar and softer demand for construction materials, primarily caused by fewer shipments of cement and roofing material. Partly offsetting these factors were net freight rate increases, strong shipments of steel slabs and plates, and increased volumes of machinery and dimensional loads. Revenue per revenue ton mile increased by 3% in 2007, mainly due to net freight rate increases and a reduction in the average length of haul, largely caused by the recovery of short-haul iron ore volumes. Partly offsetting these factors was the translation impact of the stronger Canadian dollar.

Forest products

	Year ended December 31,	2007	2006	% Change
Revenues (millions)		$1,552	$1,747	(11%)
RTMs (millions)		39,808	42,488	(6%)
Revenue/RTM (cents)		3.90	4.11	(5%)

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper and wood chips. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the United States; for fibers (mainly wood pulp), the consumption of paper in North American and offshore markets; and for lumber and panels, housing starts and renovation activities in the United States. Although demand for forest products can be cyclical, the Company’s geographical advantages, unique access and product diversity tend to reduce the overall impact of market fluctuations. For the year ended December 31, 2007, revenues for this commodity group decreased by $195 million, or 11%, when compared to 2006. The decrease in 2007 was mainly due to weak market conditions, the translation impact of the stronger Canadian dollar and the impact of the UTU strike and adverse weather conditions in the first half of 2007. Partly offsetting these factors were improvements in traffic mix as a result of extended routings and net freight rate increases. Revenue per revenue ton mile decreased by 5% in 2007, mainly due to an increase in the average length of haul and the translation impact of the stronger Canadian dollar, which were partly offset by net freight rate increases.

U.S. GAAP	Canadian National Railway Company	35

Management’s Discussion and Analysis

Coal

	Year ended December 31,	2007	2006	% Change
Revenues (millions)		$385	$370	4%
RTMs (millions)		13,776	13,727	–
Revenue/RTM (cents)		2.79	2.70	3%

The coal commodity group consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada; while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States. The coal business also includes the transport of Canadian metallurgical coal, which is largely exported via terminals on the west coast of Canada to steel producers. For the year ended December 31, 2007, revenues for this commodity group increased by $15 million, or 4%, from 2006. The improvement in this commodity group was mainly due to increased shipments of metallurgical coal in western Canada, largely driven by a new mine start-up, positive changes in traffic mix and net freight rate increases. Partly offsetting these gains were reduced shipments of imported metallurgical coke to the U.S., the cessation by the Company of certain short-haul U.S. coal shipments and the impact of the UTU strike and adverse weather conditions in the first half of 2007. The revenue per revenue ton mile increase of 3% in 2007 was mainly due to a positive change in traffic mix and net freight rate increases, which were partly offset by the translation impact of the stronger Canadian dollar.

Grain and fertilizers

	Year ended December 31,	2007	2006	% Change
Revenues (millions)		$1,311	$1,258	4%
RTMs (millions)		45,359	44,096	3%
Revenue/RTM (cents)		2.89	2.85	1%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary segments: food grains (mainly wheat, oats and malting barley), feed grains (including feed barley, feed wheat, and corn), and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans). Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of these rail movements are subject to government regulation and to a “revenue cap,” which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S. For the year ended December 31, 2007, revenues for this commodity group increased by $53 million, or 4%, from 2006. The improvement in this commodity group was mainly due to net freight rate increases and increased volumes, particularly of potash into the U.S., ethanol and Canadian grain exports. These gains were partly offset by the translation impact of the stronger Canadian dollar, lower U.S. corn shipments and the impact of the UTU strike and adverse weather conditions in the first half of 2007. Revenue per revenue ton mile increased by 1% in 2007, largely due to net freight rate increases and a positive change in traffic mix that were partly offset by the translation impact of the stronger Canadian dollar.

U.S. GAAP	Canadian National Railway Company	36

Management’s Discussion and Analysis

Intermodal

	Year ended December 31,	2007	2006	% Change
Revenues (millions)		$1,382	$1,394	(1%)
RTMs (millions)		32,607	32,922	(1%)
Revenue/RTM (cents)		4.24	4.23	–

The intermodal commodity group is comprised of two segments: domestic and international. The domestic segment transports consumer products and manufactured goods, operating through both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions. For the year ended December 31, 2007, revenues for this commodity group decreased by $12 million, or 1%, from 2006. The decrease in this commodity group was mainly due to the translation impact of the stronger Canadian dollar, reduced overseas traffic due to lower volumes through the ports of Halifax and Montreal and the impact of the UTU strike and adverse weather conditions in the first half of 2007. Partly offsetting these factors were net freight rate increases, an increase in volume through the port of Vancouver and the opening of the Port of Prince Rupert in the fourth quarter. Revenue per revenue ton mile remained relatively flat in 2007, mainly due to net freight rate increases that were offset by the translation impact of the stronger Canadian dollar.

Automotive

	Year ended December 31,	2007	2006	% Change
Revenues (millions)		$504	$479	5%
RTMs (millions)		3,118	3,042	2%
Revenue/RTM (cents)		16.16	15.75	3%

The automotive commodity group moves both finished vehicles and parts throughout North America, providing rail access to all vehicle assembly plants in Canada; eight assembly plants in Michigan; and one in Mississippi. The Company also serves more than 20 vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. CN’s broad coverage enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points. The Company serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. For the year ended December 31, 2007, revenues for this commodity group increased by $25 million, or 5%, from 2006. The improvement in this commodity group was mainly due to increased market share of finished vehicles coming out of the U.S. into western Canada, increases in finished vehicles entering North America through CN-served ports, the benefit of new facilities in Ontario and Michigan and net freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 3% in 2007, largely due to net freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar.

Other revenues

Other revenues mainly includes revenues from non-rail transportation services, interswitching, and maritime operations. In 2007, Other revenues increased by $36 million, or 5%, when compared to 2006, mainly due to an increase in non-rail transportation services revenues and higher optional service revenues which were partly offset by the translation impact of the stronger Canadian dollar.

U.S. GAAP	Canadian National Railway Company	37

Management’s Discussion and Analysis

Operating expenses

Operating expenses amounted to $5,021 million in 2007 compared to $4,899 million in 2006. The increase of $122 million, or 2%, in 2007 was mainly due to increased fuel costs and equipment rents, which were partly offset by the translation impact of the stronger Canadian dollar on U.S dollar-denominated expenses of approximately $135 million and decreased labor and fringe benefits. The first-quarter 2007 UTU strike did not have a significant impact on total operating expenses as lower labor and fringe benefits expense was mostly offset by increases in purchased services and other expenses.

					Percentage of revenues
In millions	Year ended December 31,	2007	2006	% Change	2007	2006
Labor and fringe benefits		$1,701	$1,823	7%	21.5%	23.0%
Purchased services and material		1,045	1,027	(2%)	13.2%	13.0%
Fuel		1,026	892	(15%)	13.0%	11.2%
Depreciation and amortization		677	650	(4%)	8.6%	8.2%
Equipment rents		247	198	(25%)	3.1%	2.5%
Casualty and other		325	309	(5%)	4.2%	3.9%
Total operating expenses		$5,021	$4,899	(2%)	63.6%	61.8%

Certain of the 2006 comparative figures have been reclassified in order to be consistent with the 2007 presentation (see the Revenue reclassification section of this MD&A).

Labor and fringe benefits: Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, pensions and other postretirement benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets. Labor and fringe benefits expense decreased by $122 million, or 7%, in 2007 as compared to 2006. The decrease was mainly due to lower annual employee incentive costs, the translation impact of the stronger Canadian dollar, a reduction in net periodic benefit cost for pensions, lower stock-based compensation expense and net savings due to the first-quarter UTU strike. Partly offsetting these factors were higher workforce levels, particularly in the second half of 2007, and annual wage increases.

Purchased services and material: Purchased services and material expense primarily includes the costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees, utility costs and the net costs of operating facilities jointly used by the Company and other railroads. These expenses increased by $18 million, or 2%, in 2007 as compared to 2006. The increase was mainly due to higher costs for outsourced non-rail transportation services, higher repairs and maintenance expenses and higher costs as a result of the first-quarter UTU strike, which were partly offset by the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. These expenses increased by $134 million, or 15%, in 2007 as compared to 2006. The increase was mainly due to a 13% increase in the average price per U.S. gallon of fuel when compared to the 2006 average price, which included the benefits of the fuel hedging program that expired in September 2006. Partly offsetting these factors were the translation impact of the stronger Canadian dollar, a decrease in freight volumes and improvements in fuel productivity.

Depreciation and amortization: Depreciation and amortization expense relates to the Company’s rail operations. These expenses increased by $27 million, or 4%, in 2007 as compared to 2006. The increase was mainly due to the impact of net capital additions, which was partly offset by the translation impact of the stronger Canadian dollar.

Equipment rents: Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses increased by $49 million, or 25%, in 2007 as compared to 2006. The increase was mainly due to lower car hire income as a result of the reduction in traffic for forest products, shorter car cycles offline, increased car hire expense due to reduced velocity online related to the impact of the UTU strike and adverse weather conditions in western Canada in the first half of 2007. Partly offsetting these factors was the translation impact of the stronger Canadian dollar.

Casualty and other: Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes, as well as travel expenses. These expenses increased by $16 million, or 5%, in 2007 as compared to 2006. The increase was due primarily to increased accident costs as well as expenses incurred for the deployment of management employees as a result of the first-quarter UTU strike. Partly offsetting these factors was a lower expense for U.S. personal injury claims reflecting the results of the actuarial valuations in 2007.

Other

Interest expense: Interest expense increased by $24 million, or 8%, for the year ended December 31, 2007 as compared to 2006, mainly due to a higher average debt balance that was partly offset by the translation impact of the stronger Canadian dollar.

U.S. GAAP	Canadian National Railway Company	38

Management’s Discussion and Analysis

Other income: In 2007, the Company recorded Other income of $166 million compared to $11 million in 2006. The increase was mainly due to the gains on sale of the Central Station Complex of $92 million and the Company’s investment in EWS of $61 million.

Income tax expense: The Company recorded income tax expense of $548 million for the year ended December 31, 2007 compared to $642 million in 2006. Included in the 2007 income tax expense was a deferred income tax recovery of $328 million, resulting mainly from the enactment of corporate income tax rate changes in Canada. Included in the 2006 income tax expense was a deferred income tax recovery of $277 million, resulting primarily from the enactment of lower corporate income tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes. The effective tax rate for 2007 was 20.3% compared to 23.5% in 2006. Excluding the deferred income tax recoveries, the effective tax rates for 2007 and 2006 were 32.4% and 33.7%, respectively. The decrease in the effective tax rate, excluding the deferred income tax recoveries, was mainly due to lower corporate income tax rates in Canada.

2006 compared to 2005

In 2006, net income increased by $531 million, or 34%, to $2,087 million, when compared to 2005, with diluted earnings per share rising 41%, to $3.91. Included in the 2006 figures was a deferred income tax recovery of $277 million ($0.53 per basic share or $0.51 per diluted share), resulting primarily from the enactment of lower corporate income tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes.

Revenues increased by $483 million, or 6%, to $7,929 million, mainly due to freight rate increases and volume growth, particularly for grain, intermodal and metals and minerals, which were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues.

Operating expenses increased by $77 million, or 2%, to $4,899 million, mainly due to increased fuel costs, purchased services and material expense and depreciation. Partly offsetting these factors was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses and lower casualty and other expense.

The operating ratio, defined as operating expenses as a percentage of revenues, was 61.8% in 2006 compared to 64.8% in 2005, a 3.0-point betterment.

Foreign exchange fluctuations have had an impact on the comparability of the results of operations. In 2006, the continued appreciation in the Canadian dollar relative to the U.S. dollar, which has affected the conversion of the Company’s U.S. dollar-denominated revenues and expenses, resulted in a reduction to net income of approximately $60 million.

Revenues

In millions, unless otherwise indicated	Year ended December 31,	2006	2005	% Change
Rail freight revenues		$7,254	$6,793	7%
Other revenues		675	653	3%
Total revenues		$7,929	$7,446	6%
Rail freight revenues:
Petroleum and chemicals		$1,171	$1,093	7%
Metals and minerals		835	777	7%
Forest products		1,747	1,742	–
Coal		370	324	14%
Grain and fertilizers		1,258	1,118	13%
Intermodal		1,394	1,252	11%
Automotive		479	487	(2%)
Total rail freight revenues		$7,254	$6,793	7%
Revenue ton miles (RTM) (millions)		185,610	179,701	3%
Rail freight revenue/RTM (cents)		3.91	3.78	3%
Carloads (thousands)		4,824	4,841	–
Rail freight revenue/carload (dollars)		1,504	1,403	7%

Certain of the 2006 and 2005 comparative figures have been reclassified in order to be consistent with the 2007 presentation (see the Revenue reclassification section of this MD&A).

Revenues for the year ended December 31, 2006 totaled $7,929 million compared to $7,446 million in 2005. The increase of $483 million, or 6%, was mainly due to freight rate increases of approximately $500 million, of which approximately 40% was due to higher fuel surcharge revenues that mainly resulted from increases in applicable fuel prices; and volume growth, particularly for grain, intermodal and metals and minerals. Partly offsetting these gains was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues of approximately $255 million.

In 2006, revenue ton miles increased by 3% relative to 2005. Rail freight revenue per revenue ton mile increased by 3% in 2006 when compared to 2005, largely due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues and an increase in the average length of haul.

Petroleum and chemicals

	Year ended December 31,	2006	2005	% Change
Revenues (millions)		$1,171	$1,093	7%
RTMs (millions)		31,868	31,235	2%
Revenue/RTM (cents)		3.67	3.50	5%

Revenues for the year ended December 31, 2006 increased by $78 million, or 7%, from 2005. The improvement in this commodity group was mainly due to freight rate increases and increased shipments of condensate for oil sands-related development, and plastics and petrochemicals.

U.S. GAAP	Canadian National Railway Company	39

Management’s Discussion and Analysis

These gains were partly offset by the translation impact of the stronger Canadian dollar; lower petroleum products shipments in the second quarter of 2006 due to a temporary refinery shutdown; reduced spot shipments of heavy fuel oils in eastern Canada; lower liquefied petroleum gas shipments on account of warmer weather conditions; and a reduction in sulfur shipments in western Canada, particularly in the fourth quarter of 2006 due to inclement weather. Revenue per revenue ton mile increased by 5% in 2006, largely due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Metals and minerals

	Year ended December 31,	2006	2005	% Change
Revenues (millions)		$835	$777	7%
RTMs (millions)		17,467	16,848	4%
Revenue/RTM (cents)		4.78	4.61	4%

Revenues for the year ended December 31, 2006 increased by $58 million, or 7%, from 2005. The improvement in this commodity group was mainly due to freight rate increases; strong shipments of Canadian long steel products, primarily pipes for oil sands-related development; increased volumes of U.S. iron ore and raw materials for steel production due to higher demand, despite temporary fourth-quarter 2006 production issues at a customer plant; and strong machinery and dimensional loads traffic also for oil sands-related development. Partly offsetting these gains was the translation impact of the stronger Canadian dollar and reduced construction material shipments, particularly in the fourth quarter of 2006 due to softening demand. Revenue per revenue ton mile increased by 4% in 2006, mainly due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Forest products

	Year ended December 31,	2006	2005	% Change
Revenues (millions)		$1,747	$1,742	–
RTMs (millions)		42,488	42,330	–
Revenue/RTM (cents)		4.11	4.12	–

Revenues for the year ended December 31, 2006 increased by $5 million, remaining relatively flat when compared to 2005. The improvement in this commodity group was mainly due to freight rate increases and increased lumber shipments originating from western Canada in the first half of 2006. Largely offsetting these gains was the translation impact of the stronger Canadian dollar; a reduction in pulp and paper shipments due to continued weak market conditions and related mill closures; and lower lumber shipments originating from eastern Canada, particularly driven by mill closures in the fourth quarter of 2006. Revenue per revenue ton mile was flat in 2006 when compared to 2005, mainly due to freight rate increases that were offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Coal

	Year ended December 31,	2006	2005	% Change
Revenues (millions)		$370	$324	14%
RTMs (millions)		13,727	13,576	1%
Revenue/RTM (cents)		2.70	2.39	13%

Revenues for the year ended December 31, 2006 increased by $46 million, or 14%, from 2005. The improvement in this commodity group was mainly due to the expansion of metallurgical coal mines in western Canada and freight rate increases. Partly offsetting these gains was a decline in CN shipments originating from U.S. coal mines; the translation impact of the stronger Canadian dollar; and the loss of export shipments of petroleum coke due to adverse market conditions. The revenue per revenue ton mile increase of 13% in 2006 was mainly due to freight rate increases, which were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Grain and fertilizers

	Year ended December 31,	2006	2005	% Change
Revenues (millions)		$1,258	$1,118	13%
RTMs (millions)		44,096	40,393	9%
Revenue/RTM (cents)		2.85	2.77	3%

Revenues for the year ended December 31, 2006 increased by $140 million, or 13%, from 2005. The improvement in this commodity group was mainly due to freight rate increases; higher shipments of U.S. corn mainly due to a larger harvest; stronger volumes of Canadian wheat due to a high quality crop; and increased shipments of canola. These gains were partly offset by the translation impact of the stronger Canadian dollar; decreased shipments of potash and other fertilizers due in part to soft North American market conditions; and decreased Canadian barley shipments. Revenue per revenue ton mile increased by 3% in 2006, largely due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Intermodal

	Year ended December 31,	2006	2005	% Change
Revenues (millions)		$1,394	$1,252	11%
RTMs (millions)		32,922	32,184	2%
Revenue/RTM (cents)		4.23	3.89	9%

Revenues for the year ended December 31, 2006 increased by $142 million, or 11%, from 2005. The improvement in this commodity group was mainly due to freight rate increases; growth in international container traffic, primarily from Asia; and increased domestic movements, particularly to transborder markets and western Canada. Partly offsetting these gains was the translation impact of the stronger Canadian dollar. The revenue per revenue ton mile increase of 9% in 2006 was largely due to freight rate increases and a decrease in the average length of haul, which were partly offset by the translation impact of the stronger Canadian dollar.

U.S. GAAP	Canadian National Railway Company	40

Management’s Discussion and Analysis

Automotive

	Year ended December 31,	2006	2005	% Change
Revenues (millions)		$479	$487	(2%)
RTMs (millions)		3,042	3,135	(3%)
Revenue/RTM (cents)		15.75	15.53	1%

Revenues for the year ended December 31, 2006 decreased by $8 million, or 2%, from 2005. The translation impact of the stronger Canadian dollar and reduced shipments from domestic producers, primarily driven by production slowdowns, was partly offset by the benefit of freight rate increases and higher shipments of import vehicles via CN-served ports. Revenue per revenue ton mile increased by 1% in 2006, largely due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Other revenues

In 2006, Other revenues increased by $22 million, or 3%, when compared to 2005, mainly due to increased interswitching, rental and maritime operations.

Operating expenses

Operating expenses amounted to $4,899 million in 2006 compared to $4,822 million in 2005. The increase of $77 million, or 2%, in 2006 was mainly due to increased fuel costs, purchased services and material expense and depreciation. Partly offsetting these factors was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses of approximately $150 million and lower casualty and other expense.

Percentage of revenues
In millions	Year ended December 31,	2006	2005	% Change	2006	2005
Labor and fringe benefits		$1,823	$1,856	2%	23.0%	24.9%
Purchased services and material		1,027	993	(3%)	13.0%	13.3%
Fuel		892	730	(22%)	11.2%	9.8%
Depreciation and amortization		650	627	(4%)	8.2%	8.5%
Equipment rents		198	192	(3%)	2.5%	2.6%
Casualty and other		309	424	27%	3.9%	5.7%
Total operating expenses		$4,899	$4,822	(2%)	61.8%	64.8%

Certain of the 2006 and 2005 comparative figures have been reclassified in order to be consistent with the 2007 presentation (see the Revenue reclassification section of this MD&A).

Labor and fringe benefits: Labor and fringe benefits expense decreased by $33 million, or 2%, in 2006 as compared to 2005. The decrease was mainly due to lower stock-based compensation expense, largely due to an acceleration of a grant payout in 2005; the translation impact of the stronger Canadian dollar; the impact of a reduced workforce and ongoing productivity improvements; and an increase in the first quarter of 2005 to the workforce reduction provision mainly for increased health care costs. Partly offsetting these factors were annual wage increases and an increase in net periodic benefit cost for pensions, mainly as a result of a decrease in the Company’s discount rate used in 2006 relative to 2005.

Purchased services and material: Purchased services and material expense increased by $34 million, or 3%, in 2006 as compared to 2005. The increase was mainly due to higher expenses for various services, particularly for the Company’s maritime activities, higher expenses for locomotive maintenance, lower income from joint facilities, and costs related to the upgrading of track shared with another railroad. Partly offsetting these factors was the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense increased by $162 million, or 22%, in 2006 as compared to 2005. The increase was mainly due to a 24% increase in the average price per U.S. gallon of fuel, net of the benefits from CN’s fuel hedging program, and higher freight volumes. Partly offsetting these factors were the translation impact of the stronger Canadian dollar and productivity improvements.

Depreciation and amortization: Depreciation and amortization expense increased by $23 million, or 4%, in 2006 as compared to 2005. The increase was mainly due to the impact of net capital additions and higher depreciation rates for the information technology asset class, which were partly offset by the translation impact of the stronger Canadian dollar.

Equipment rents: Equipment rents expense increased by $6 million, or 3%, in 2006 as compared to 2005. The increase was due to lower car hire income, mainly due to shorter routes and offline cycles, that was partly offset by lower lease and car hire expense, and the translation impact of the stronger Canadian dollar.

Casualty and other: Casualty and other expense decreased by $115 million, or 27%, in 2006 as compared to 2005. The decrease was largely due to a net reduction to the provision for U.S. personal injuries following the 2006 actuarial studies; a lower expense for occupational disease claims; and lower derailment-related expenses, mainly due to costs that were incurred for the incident at Wabamun Lake in 2005. Partly offsetting these items were higher operating taxes and increased environmental expenses for ongoing site restoration.

U.S. GAAP	Canadian National Railway Company	41

Management’s Discussion and Analysis

Other

Interest expense: Interest expense increased by $13 million, or 4%, for the year ended December 31, 2006 as compared to 2005, mainly due to interest on 2006 debt issuances and higher capital lease obligations that were partly offset by the translation impact of the stronger Canadian dollar.

Other income: In 2006, the Company recorded Other income of $11 million compared to $12 million in 2005. The decrease was mainly due to lower investment income, which was largely offset by higher foreign exchange gains and lower costs related to the securitization program.

Income tax expense: The Company recorded income tax expense of $642 million for the year ended December 31, 2006 compared to $781 million in 2005. Included in the 2006 income tax expense was a deferred income tax recovery of $277 million, resulting primarily from the enactment of lower corporate income tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes. Excluding this deferred income tax recovery, the effective tax rate for the year ended December 31, 2006 was 33.7% compared to 33.4% in 2005.

Summary of quarterly financial data – unaudited

In millions, except per share data
	2007 Quarters				2006 Quarters
	Fourth	Third	Second	First	Fourth	Third	Second	First
Revenues (a)	$1,941	$2,023	$2,027	$1,906	$2,000	$2,032	$2,000	$1,897
Operating income	$736	$768	$811	$561	$756	$844	$805	$625
Net income	$833	$485	$516	$324	$499	$497	$729	$362

Basic earnings per share	$1.70	$0.97	$1.02	$0.64	$0.97	$0.95	$1.38	$0.68
Diluted earnings per share	$1.68	$0.96	$1.01	$0.63	$0.95	$0.94	$1.35	$0.66

Dividend declared per share	$0.2100	$0.2100	$0.2100	$0.2100	$0.1625	$0.1625	$0.1625	$0.1625

(a) The 2006 comparative figures have been reclassified in order to be consistent with the 2007 presentation (see the Revenue reclassification section of this MD&A).

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace. Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives. The continued fluctuations in the Canadian dollar relative to the U.S. dollar have also affected the conversion of the Company’s U.S. dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

The Company’s quarterly results included items that impacted the quarter-over-quarter comparability of the results of operations as discussed herein:

In millions, except per share data
	2007 Quarters				2006 Quarters
	Fourth	Third	Second	First	Fourth	Third	Second	First
Deferred income tax recoveries	$284	$14	$30	$–	$27	$–	$250	$–
Gain on sale of Central Station Complex (after-tax)	64	–	–	–	–	–	–	–
Gain on sale of investment in EWS (after-tax)	41	–	–	–	–	–	–	–
UTU strike (after-tax)	–	–	–	(35)	–	–	–	–
Impact on net income	$389	$14	$30	$(35)	$27	$–	$250	$–

Basic earnings per share	$0.79	$0.03	$0.06	$(0.07)	$0.05	$–	$0.48	$–
Diluted earnings per share	$0.78	$0.03	$0.06	$(0.07)	$0.05	$–	$0.46	$–

Revenue reclassification

Certain of the 2006 and 2005 comparative figures have been reclassified in order to be consistent with the 2007 presentation as discussed herein. As a result of the Company’s expansion of its existing non-rail transportation services, in combination with its rail service, the Company has become primarily responsible for the fulfillment of the transportation of goods involving non-rail activities. In order to be consistent with the presentation of other non-rail transportation services, the Company reclassified certain operating expenses incurred for non-rail transportation services, which were previously netted with their related revenues, to reflect the gross reporting of revenues where appropriate. This change had no impact on the Company’s operating income and net income, as both revenues and operating expenses were increased by $213 million for 2006 and $206 million for 2005. In addition, the Company reclassified its non-rail transportation revenues to Other revenues. Previously, various revenues for non-rail transportation services were reported in both Rail freight revenues and Other revenues.

U.S. GAAP	Canadian National Railway Company	42

Management’s Discussion and Analysis

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through a securitization program. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $2,417 million for the year ended December 31, 2007 compared to $2,951 million for 2006. Net cash receipts from customers and other were $8,139 million for the year ended December 31, 2007, an increase of $193 million when compared to 2006, mainly due to an increase in the proceeds received under the Company’s accounts receivable securitization program. In 2007, payments for employee services, suppliers and other expenses were $4,323 million, an increase of $193 million when compared to 2006, principally due to higher payments for labor and fringe benefits, fuel and car hire. Payments for income taxes in 2007 were $867 million, an increase of $560 million when compared to 2006, mainly due to the final payment for Canadian income taxes, in respect of the 2006 fiscal year. Also consuming cash in 2007 were payments for interest, workforce reductions and personal injury and other claims of $340 million, $31 million and $86 million, respectively, compared to $294 million, $45 million and $107 million, respectively, in 2006. In 2007 and 2006, pension contributions were $75 million and $112 million, respectively. In 2008, payments for workforce reductions, pension contributions and income taxes are expected to be $19 million, $100 million and approximately $500 million (see the Income taxes section of this MD&A), respectively. There are currently no specific or unusual requirements relating to working capital other than the items disclosed.

Investing activities: Cash used by investing activities in 2007 amounted to $895 million compared to $1,349 million in 2006. The Company’s investing activities in 2007 included property additions of $1,387 million, an increase of $89 million when compared to 2006; and $25 million for the acquisition of the rail assets of ANY. Also included in investing activities are the net proceeds of $465 million from the disposition of the Central Station Complex and the Company’s investment in EWS.

The following table details property additions for 2007 and 2006:

In millions	Year ended December 31,	2007	2006
Track and roadway		$1,069	$1,012
Rolling stock		281	349
Buildings		172	35
Information technology		97	81
Other		69	82
Gross property additions		1,688	1,559
Less: capital leases (a)		301	261
Property additions		$1,387	$1,298

(a)   During 2007, the Company recorded $213 million ($264 million in 2006) in assets it acquired through equipment leases and $90 million relating to the leaseback arrangement from the Central Station Complex transaction, for which an equivalent amount was recorded in debt.

On an ongoing basis, the Company invests in capital programs for the renewal of the basic plant, the acquisition of rolling stock and other investments to take advantage of growth opportunities and to improve the Company’s productivity and the fluidity of its network. For 2008, the Company expects to invest approximately $1.5 billion for its capital programs.

Free cash flow

The Company generated $828 million of free cash flow for the year ended December 31, 2007, compared to $1,343 million in 2006. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the accounts receivable securitization program and changes in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities and the payment of dividends, calculated as follows:

In millions	Year ended December 31,	2007	2006
Cash provided from operating activities		$2,417	$2,951
Cash used by investing activities		(895)	(1,349)
Cash provided before financing activities		1,522	1,602
Adjustments:
Change in accounts receivable securitization		(228)	82
Dividends paid		(418)	(340)
Effect of foreign exchange fluctuations on U.S.
dollar-denominated cash and cash equivalents		(48)	(1)
Free cash flow		$828	$1,343

Financing activities: Cash used by financing activities totaled $1,343 million for the year ended December 31, 2007 compared to $1,484 million in 2006. In September 2007, the Company issued U.S.$250 million (Cdn$250 million) of 5.85% Notes due 2017 and U.S.$300 million (Cdn$300 million) of 6.375% Debentures due 2037. The Company used the net proceeds of U.S.$544 million to repay a portion of its outstanding commercial paper and to reduce its accounts receivable securitization program. In 2007 and 2006, issuances and repayments of long-term debt related principally to the Company’s commercial paper program.

Cash received from options exercised during 2007 and 2006 was $61 million and $101 million, respectively, and the related tax benefit realized upon exercise was $16 million and $19 million, respectively.

In 2007, the Company repurchased 30.2 million common shares under its share repurchase programs for $1,584 million: 17.7 million common shares for $897 million (weighted-average price of $50.70 per share) under its new 33.0 million share repurchase program and 12.5 million common shares for $687 million (weighted-average price of $54.93 per share) under its previous 28.0 million share repurchase program, which was completed in the second quarter of 2007. In 2006, the Company used $1,483 million to repurchase 29.5 million common shares under its previous share repurchase programs.

U.S. GAAP	Canadian National Railway Company	43

Management’s Discussion and Analysis

During 2007, the Company paid dividends totaling $418 million to its shareholders at the quarterly rate of $0.21 per share, compared to $340 million at the quarterly rate of $0.1625 per share in 2006.

Credit measures

Management believes that adjusted debt-to-total capitalization is a useful credit measure that aims to show the true leverage of the Company. Similarly, adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. However, since these measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

Adjusted debt-to-total capitalization ratio
	December 31,	2007	2006
Debt-to-total capitalization ratio (a)		35.6%	36.3%
Add: Present value of operating lease commitments
plus securitization financing (b)		4.8%	4.1%
Adjusted debt-to-total capitalization ratio		40.4%	40.4%

Adjusted debt-to-adjusted EBITDA
$ in millions, unless otherwise indicated	Year ended December 31,	2007	2006
Debt		$5,617	$5,604
Add: Present value of operating lease commitments
plus securitization financing (b)		1,287	1,044
Adjusted debt		6,904	6,648

EBITDA		3,553	3,680
Add: Deemed interest on operating leases		41	38
Adjusted EBITDA		$3,594	$3,718

Adjusted debt-to-adjusted EBITDA		1.9 times	1.8 times

(a)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt divided by the sum of total debt plus total shareholders’ equity.
(b)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

The Company has access to various financing arrangements:

Revolving credit facility

The Company’s U.S.$1 billion revolving credit facility, expiring in October 2011, is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2007, the Company had letters of credit drawn on its revolving credit facility of $57 million ($308 million as at December 31, 2006).

Commercial paper

The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at December 31, 2007, the Company had total borrowings of $122 million, of which $114 million was denominated in Canadian dollars and $8 million was denominated in U.S. dollars (U.S.$8 million). The weighted-average interest rate on these borrowings was 5.01%. The Company had no commercial paper outstanding as at December 31, 2006.

Shelf prospectus and registration statement

In December 2007, the Company filed a new shelf prospectus and registration statement, which expires in January 2010, providing for the issuance of up to U.S.$2.5 billion of debt securities in one or more offerings.

In September 2007, the Company had utilized the remaining U.S.$550 million borrowing capacity of its previous shelf prospectus and registration statement to issue U.S.$250 million (Cdn$250 million)  of 5.85% Notes due 2017 and U.S.$300 million (Cdn$300 million) of 6.375% Debentures due 2037. The Company used the net proceeds of U.S.$544 million to repay a portion of its outstanding commercial paper and to reduce its accounts receivable securitization program.

The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any material adverse trend, event or condition that would significantly affect the Company’s credit rating.

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely  or partially by other events and developments. See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statements.

U.S. GAAP	Canadian National Railway Company	44

Management’s Discussion and Analysis

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2007:

In millions	Total	2008	2009	2010	2011	2012	2013 & thereafter
Long-term debt obligations (a)	$4,512	$170	$299	$–	$517	$–	$3,526
Interest on long-term debt obligations	5,428	277	267	254	252	223	4,155
Capital lease obligations (b)	1,620	145	165	100	164	75	971
Operating lease obligations (c)	879	152	125	106	84	68	344
Purchase obligations (d)	952	492	156	108	52	36	108
Other long-term liabilities reflected on
the balance sheet (e)	950	73	60	51	44	41	681
Total obligations	$14,341	$1,309	$1,072	$619	$1,113	$443	$9,785

(a)
Presented net of unamortized discounts, of which $836 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $1,105 million which are included in “Capital lease obligations.”

(b)	Includes $1,105 million of minimum lease payments and $515 million of imputed interest at rates ranging from 3.0% to 7.9%.
(c)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more. The Company also has operating lease agreements for its automotive fleet with minimum one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

(d)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.
(e)
Includes expected payments for workers’ compensation, workforce reductions, postretirement benefits other than pensions and environmental liabilities that have been classified as  contractual settlement agreements.

For 2008 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures. The Company is not aware of any trends, events or conditions or expected fluctuations in liquidity that would create any deficiencies. See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statement.

Agreement to acquire Elgin, Joliet and Eastern Railway Company (EJ&E)

In September 2007, the Company entered into an agreement with the U.S. Steel Corporation (U.S. Steel) for the acquisition of the key operations of EJ&E for a purchase price of approximately U.S.$300 million. Under the terms of the agreement, the Company will acquire substantially all of the railroad assets and equipment of EJ&E, except those that support the Gary Works site in Northwest Indiana and the steelmaking operations of U.S. Steel. The acquisition will be financed by debt and cash on hand.

In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to the Company having obtained from the STB a final, unappealable decision that approves the acquisition or exempts it from regulation and does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the acquisition to the Company.

On November 26, 2007, the STB accepted the Company’s application to consider the acquisition as a minor transaction that would normally provide for a decision by mid-2008. The STB, however, is also requiring an Environmental Impact Statement (EIS) for the transaction, and it has indicated that its decision on the transaction will not be issued until the EIS process is completed. The Company believes that the STB should be able to conclude its environmental review and issue a decision that would enable the transaction to close by late 2008. If the transaction is approved by the STB, the Company will account for the acquisition using the purchase method of accounting.

Acquisition of Athabasca Northern Railway (ANY)

In December 2007, the Company acquired the rail assets of ANY for $25 million, for which it plans to invest $135 million in rail-line upgrades over the next three years.

Investment in English Welsh and Scottish Railway (EWS)

In November 2007, Germany’s state-owned railway, Deutsche Bahn AG, acquired all of the shares of EWS, a company that provides most of the rail freight services in Great Britain and operates freight trains through the English Channel Tunnel, and in which the Company had a 32% ownership interest. The Company accounted for its investment in EWS using the equity method. The Company’s share of the cash proceeds was $114 million (net after-tax proceeds are expected to approximate $84 million) resulting in a gain on disposition of the investment of $61 million ($41 million after-tax) which was recorded in Other income. An additional £18 million (Cdn$36 million) was placed in escrow and will be recognized when defined contingencies are resolved.

Sale of Central Station Complex

In November 2007, CN finalized an agreement with Homburg Invest Inc., to sell its Central Station Complex in Montreal for proceeds of $355 million before transaction costs. Under the agreement, CN has entered into long-term arrangements to lease back its corporate headquarters building and the Central Station railway passenger facilities. The transaction

U.S. GAAP	Canadian National Railway Company	45

Management’s Discussion and Analysis

resulted in a gain on disposition of $222 million, including amounts related to the corporate headquarters building and the Central Station railway passenger facilities, which are being deferred and amortized over their respective lease terms. A gain of $92 million ($64 million after-tax) was recognized immediately in Other income.

Off balance sheet arrangements

Accounts receivable securitization program

The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest for maximum cash proceeds of $600 million in a revolving pool of freight receivables to an unrelated trust. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the retained interest as stipulated in the agreement.

The Company has retained the responsibility for servicing, administering and collecting the receivables sold. At December 31, 2007, the servicing asset and liability were not significant. Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.

The Company accounted for the accounts receivable securitization program as a sale, because control over the transferred accounts receivable was relinquished. Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust approximated the book value thereof.

The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors the reporting requirements and is currently not aware of any trends, events or conditions that could cause such termination.

The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. Under the agreement, the Company may change the level of receivables sold at any time. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

At December 31, 2007, the Company had sold receivables that resulted in proceeds of $588 million under the accounts receivable securitization program ($393 million at December 31, 2006), and recorded the retained interest of approximately 10% of this amount in Other current assets (retained interest of approximately 10% recorded at December 31, 2006).

Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 18 – Major commitments and contingencies, to the Company’s Annual Consolidated Financial Statements.

Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the plans is provided in Note 12 – Stock plans, to the Company’s Annual Consolidated Financial Statements. Total compensation expense for awards under all stock-based compensation plans was $62 million, $79 million and $120 million for the years ended December 31, 2007, 2006 and 2005, respectively. The total tax benefit recognized in income in relation to stock-based compensation expense for the years ended December 31, 2007, 2006 and 2005 was $23 million, $22 million and $34 million, respectively. Additional disclosures are provided in Note 12 – Stock plans, to the Company’s Annual Consolidated Financial Statements.

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. At December 31, 2007, the Company did not have any derivative financial instruments outstanding.

Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company had a hedging program which called for entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. However, with an increased application of fuel surcharge on revenues, no additional swap positions were entered into since September 2004. As such, the Company terminated this program in late 2006.

Since the changes in the fair value of the swap positions were highly correlated to changes in the price of fuel, the fuel hedges were accounted for as cash flow hedges, whereby the effective portion of the cumulative change in the market value of the derivative instruments had been recorded in Accumulated other comprehensive loss.

During 2006, the Company’s remaining swap positions matured and were settled. As a result, the related unrealized gains previously recorded in Accumulated other comprehensive loss were reclassified into

U.S. GAAP	Canadian National Railway Company	46

Management’s Discussion and Analysis

income as realized gains (unrealized gains of $57 million, $39 million after-tax at December 31, 2005). The Company is currently not hedged through financial markets.

Total realized gains from the Company’s fuel hedging activities, which are recorded as a reduction in fuel expense, were $64 million and $177 million for the years ended December 31, 2006 and 2005, respectively.

The Company did not recognize any material gains or losses in each of 2006 and 2005 due to hedge ineffectiveness as the Company’s derivative instruments were highly effective in hedging the changes in cash flows associated with forecasted purchases of diesel fuel.

Interest rate

The Company is exposed to interest rate risk related to the funded status of its pension and postretirement plans and on a portion of its long-term debt and does not currently hold any financial instruments that mitigate this risk. At December 31, 2007, Accumulated other comprehensive loss included an unamortized gain of $11 million, $8 million after-tax ($12 million, $8 million after-tax at December 31, 2006) relating to treasury lock transactions settled in 2004.

Income taxes

Uncertain tax positions

On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” which prescribes the criteria for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure, and transition. The application of FIN No. 48 on January 1, 2007 had the effect of decreasing the net deferred income tax liability and increasing Retained earnings by $98 million.

At December 31, 2007, the total amount of gross unrecognized tax benefits was $158 million, before considering tax treaties and other arrangements between taxation authorities, of which $45 million related to accrued interest and penalties. If recognized, all of the unrecognized tax benefits would affect the effective tax rate.

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in Income tax expense in the Company’s Consolidated Statement of Income.

In Canada, the federal income tax returns filed for the years 2003 to 2006 and the provincial income tax returns filed for the years 1998 to 2006 remain subject to examination by the taxation authorities. In the U.S., the income tax returns filed for the years 2003 to 2006 remain subject to examination by the taxation authorities.

Additional disclosures required pursuant to FIN No. 48 are provided in Note 15 – Income taxes, to the Company’s Annual Consolidated Financial Statements.

Payments for income taxes

The Company is required to make scheduled installment payments as prescribed by the tax authorities. In Canada, payments in 2007 were $724 million, of which $367 million related to the final payment for the 2006 taxation year ($130 million was paid in 2006). In the U.S., payments in 2007 were $143 million ($177 million in 2006). There are no expected amounts payable in the first quarter of 2008 for income taxes in respect of the 2007 fiscal year. For the 2008 fiscal year, the Company expects to pay approximately $500 million of taxes based on forecasted 2008 taxable income.

See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statements.

Deferred income tax recoveries

In 2007, the Company recorded a deferred income tax recovery of $328 million in the Consolidated Statement of Income, resulting mainly from the enactment of corporate income tax rate changes in Canada.

In 2006, the Company recorded a deferred income tax recovery of $277 million in the Consolidated Statement of Income, resulting primarily from the enactment of lower corporate income tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes.

Common stock

Share repurchase programs

In July 2007, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 33.0 million common shares between July 26, 2007 and July 25, 2008 pursuant to a normal course issuer bid, at prevailing market prices or such other price as may be permitted by the Toronto Stock Exchange.

As at December 31, 2007, under this current share repurchase program, 17.7 million common shares have been repurchased for $897 million, at a weighted-average price of $50.70 per share.

The Company’s previous share repurchase program, initiated in 2006, allowed for the repurchase of up to 28.0 million common shares between July 25, 2006 and July 24, 2007, pursuant to a normal course issuer bid, at prevailing market prices. In June 2007, the Company completed this share repurchase program for a total of $1,453 million, at a weighted-average price of $51.88 per share. Of this amount, 12.5 million common shares were repurchased in 2007 for $687 million, at a weighted-average price of $54.93 per share and 15.5 million common shares in 2006 for $766 million, at a weighted-average price of $49.43 per share.

Outstanding share data

As at February 11, 2008, the Company had 484.2 million common shares outstanding.

U.S. GAAP	Canadian National Railway Company	47

Management’s Discussion and Analysis

Recent accounting pronouncements

In December 2007, FASB issued Statement of Financial Accounting Standards (SFAS) No. 141(R), “Business Combinations,” which requires that assets acquired and liabilities assumed be measured at fair value as of the acquisition date and goodwill acquired from a bargain purchase (previously referred to as negative goodwill) be recognized in the Consolidated Statement of Income in the period the acquisition occurs. The Standard also prescribes disclosure requirements to enable users of financial statements to evaluate and understand the nature and financial effects of the business combination. The Standard is effective for business combinations with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will apply SFAS No. 141(R) on a prospective basis. The Standard may have a material impact on the reporting of future acquisitions in the Company’s financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115,” which permits entities to elect to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, an entity shall report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option: (i) may be applied instrument by instrument, such as investments otherwise accounted for by the equity method; (ii) is irrevocable (unless a new election date occurs); and (iii) is applied only to entire instruments and not to portions of instruments. This Standard is effective as of an entity’s first fiscal year beginning after November 15, 2007. The Company does not expect this Standard to have a significant impact on its financial statements.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental claims, depreciation, pensions and other postretirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical. The following information should be read in conjunction with the Company’s Annual Consolidated Financial Statements and Notes thereto.

Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

Canada

Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

At December 31, 2007, 2006 and 2005, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2007	2006	2005
Balance January 1	$195	$205	$204
Accruals and other	41	60	46
Payments	(40)	(70)	(45)
Balance December 31	$196	$195	$205

Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, among others, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has not significantly changed any of these assumptions. For all other legal claims in Canada, estimates are based on the specifics of the case, trends and judgment.

United States

Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. The Company follows an actuarial- based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost.

In 2007, 2006 and 2005, the Company recorded net reductions to its provision for U.S. personal injury and other claims pursuant to the results of external actuarial studies of $97 million, $62 million and $21 million, respectively. The reductions were mainly attributable to decreases in the Company’s estimates of unasserted claims and costs related to asserted claims as a result of its ongoing risk mitigation strategy focused on prevention, mitigation of claims and containment of injuries, lower settlements for existing claims and reduced severity relating to non-occupational disease claims.

U.S. GAAP	Canadian National Railway Company	48

Management’s Discussion and Analysis

Due to the inherent uncertainty involved in projecting future events related to occupational diseases, which include but are not limited to, the number of expected claims, the average cost per claim and the legislative and judicial environment, the Company’s future obligations may differ from current amounts recorded.

At December 31, 2007, 2006 and 2005, the Company’s provision for U.S. personal injury and other claims was as follows:

In millions	2007	2006	2005
Balance January 1	$407	$452	$438
Accruals and other	(111)	(8)	61
Payments	(46)	(37)	(47)
Balance December 31	$250	$407	$452

For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations. For example, a 5% change in the probability level for the number of claims or severity would have the effect of changing the provision by approximately $20 million and the annual expense by approximately $3 million.

Environmental claims

Regulatory compliance

A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

Known existing environmental concerns

The Company is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 21 sites governed by the Superfund law (and other similar federal and state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. Cost scenarios established by external consultants based on extent of contamination and expected costs for remedial efforts are used by the Company to estimate the costs related to a particular site. A liability is initially recorded when environmental assessments occur and/or remedial efforts are likely, and when costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. Adjustments to initial estimates are recorded as additional information becomes available. Based on the information currently available, the Company considers its provisions to be adequate.

In 2005, the Company had recorded a liability related to a derailment at Wabamun Lake, Alberta. Over the last two years, this liability was adjusted for additional environmental and legal claims and reduced by payments made pursuant to the clean-up performed. At December 31, 2007, the Company has an amount receivable for the remaining estimated recoveries from the Company’s insurance carriers who covered substantially all expenses related to the derailment above the self-insured retention of $25 million, which was recorded in operating expenses in 2005.

At December 31, 2007, most of the Company’s properties not acquired through recent acquisitions have reached the final assessment stage and therefore costs related to such sites have been anticipated. The final assessment stage can span multiple years. For properties acquired through recent acquisitions, the Company obtains assessments from both external and internal consultants and a liability has been or will be accrued based on such assessments.

Unknown existing environmental concerns

The Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites;

and as such, costs related to any future remediation will be accrued in the period they become known.

U.S. GAAP	Canadian National Railway Company	49

Management’s Discussion and Analysis

Future occurrences

In railroad and related transportation operations, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

At December 31, 2007, 2006 and 2005, the Company’s provision for specific environmental sites and remediation, net of potential and actual insurance recoveries was as follows:

In millions	2007	2006	2005
Balance January 1	$131	$124	$113
Accruals and other	(1)	17	35
Payments	(19)	(10)	(24)
Balance December 31	$111	$131	$124

The Company also incurs expenses related to environmental regulatory compliance and clean-up requirements. Such expenses amounted to $10 million in 2007 ($10 million in 2006 and $9 million in 2005).

Depreciation

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. The Company follows the group method of depreciation for railroad properties and, as such, depreciates the cost of railroad properties, less net salvage value, on a straight-line basis over their estimated useful lives. In addition, under the group method of depreciation, the cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business, is charged to accumulated depreciation.

Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies as required by the Surface Transportation Board (STB). Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis. The studies consider, among others, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations can result in the actual useful lives differing from the Company’s estimates.

 A change in the remaining useful life of a group of assets, or their estimated net salvage value, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company’s results of operations. A change of one year in the composite useful life of the Company’s fixed asset base would impact annual depreciation expense by approximately $15 million.

Depreciation studies are a means of ensuring that the assumptions used to estimate the useful lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In 2007, the Company completed a depreciation study for all of its U.S. assets, for which there was no significant impact on depreciation expense. The Company is also conducting a depreciation study of its Canadian properties, plant and equipment, and expects to finalize this study by the first quarter of 2008.

In 2007, the Company recorded total depreciation and amortization expense of $678 million ($653 million in 2006 and $630 million in 2005). At December 31, 2007, the Company had Properties of $20,413 million, net of accumulated depreciation of $8,910 million ($21,053 million in 2006, net of accumulated depreciation of $9,458 million).

Pensions and other postretirement benefits

In 2007, the Company’s plans have a measurement date of December 31. The Company’s pension asset, pension liability and accrual for postretirement benefits liability at December 31, 2007 were $1,768 million, $187 million and $266 million, respectively ($1,275 million, $195 million and $286 million at December 31, 2006, respectively). The descriptions in the following paragraphs pertaining to pensions relate generally to the Company’s main pension plan, the CN Pension Plan (the Plan), unless otherwise specified.

Calculation of net periodic benefit cost

The Company accounts for net periodic benefit cost for pensions and other postretirement benefits as required by SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” respectively. Under these standards, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. In the calculation of net periodic benefit cost, these standards allow for a gradual recognition of changes in benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.

In accounting for pensions and other postretirement benefits, assumptions are required for, among others, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations and disability. Changes in these assumptions result in actuarial gains or losses, which pursuant to SFAS No. 158, will be recognized in Other comprehensive income (loss). In accordance with SFAS No. 87 and SFAS No. 106, the Company has elected to amortize these gains or losses into net periodic benefit cost over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of the corridor threshold, which is calculated as 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets. The Company’s net periodic benefit cost for future periods is dependent on demographic experience, economic conditions and investment performance. Recent demographic experience has revealed no material net gains or losses on termination, retirement, disability and mortality. Experience with respect to economic conditions and investment performance is further discussed herein.

U.S. GAAP	Canadian National Railway Company	50

Management’s Discussion and Analysis

The Company recorded consolidated net periodic benefit cost for pensions of $29 million, $66 million and $17 million in 2007, 2006 and 2005, respectively. Consolidated net periodic benefit cost for other postretirement benefits was $14 million, $17 million and $24 million in 2007, 2006 and 2005, respectively.

At December 31, 2007 and 2006, the pension benefit obligation, accumulated postretirement benefit obligation (APBO), and other postretirement benefits liability were as follows:

In millions	December 31,	2007	2006
Pension benefit obligation		$14,419	$14,545
Accumulated postretirement benefit obligation		266	286
Other postretirement benefits liability		266	286

Discount rate assumption

The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and the net periodic benefit cost for the following year. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. The discount rate is determined by management with the aid of third-party actuaries. The Company’s methodology for determining the discount rate is based on a zero-coupon bond yield curve, which is derived from a semi-annual bond yield curve provided by a third party. The portfolio of hypothetical zero-coupon bonds is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year. A discount rate of 5.53%, based on bond yields prevailing at December 31, 2007 (5.12% at December 31, 2006), was considered appropriate by the Company to match the approximately 12-year average duration of estimated future benefit payments. As a result, in 2008, the Company’s net periodic benefit cost for all plans is expected to decrease by approximately $70 million, since the cumulative unrecognized actuarial loss has decreased to $962 million at December 31, 2007 from $1,804 million at December 31, 2006, mainly resulting from an increase in the level of interest rates and an increase in the market-related value of plan assets. The current estimate for the expected average remaining service life of the employee group covered by the plans is approximately nine years.

For the year ended December 31, 2007, a one-percentage-point decrease in the 5.12% discount rate used to determine net periodic benefit cost at January 1, 2007 would have resulted in an increase of approximately $160 million in net periodic benefit cost, whereas a one-percentage-point increase would have resulted in a decrease of approximately $50 million, given that the Company amortizes net actuarial gains and losses over the expected average remaining service life of the employee group covered by the plans, only to the extent they are in excess of the corridor threshold.

Expected long-term rate of return assumption

To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. If the Company had elected to use the market value of assets, which at December 31, 2007 exceeded the market-related value of Plan assets by $1,999 million, net periodic benefit cost would decrease by approximately $150 million for 2007, assuming all other assumptions remained constant. The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Plan does not invest in the securities of the Company or its subsidiaries. During the last 10 years ended December 31, 2007, the Plan earned an annual average rate of return of 9.6%. The actual, market-related value, and expected rates of return on plan assets for the last five years were as follows:

Rates of return	2007	2006	2005	2004	2003
Actual	8.0%	10.7%	20.5%	11.7%	9.6%
Market-related value	12.7%	11.4%	8.6%	6.3%	7.0%
Expected	8.0%	8.0%	8.0%	8.0%	8.0%

The Company’s expected long-term rate of return on plan assets reflects management’s view of long-term investment returns and the effect of a 1% variation in such rate of return would result in a change to the net periodic benefit cost of approximately $65 million.

Plan asset allocation

Based on the fair value of the assets held as at December 31, 2007, the Plan assets are comprised of 51% in Canadian and foreign equities, 34% in debt securities, 2% in real estate assets and 13% in other assets. The long-term asset allocation percentages are not expected to differ materially from the current composition.

Rate of compensation increase and health care cost trend rate

Another significant assumption is the rate of compensation increase, which is determined by the Company based upon its long-term plans for such increases. For 2007, a rate of compensation increase of 3.5% was used to determine the benefit obligation and the net periodic benefit cost.

U.S. GAAP	Canadian National Railway Company	51

Management’s Discussion and Analysis

For postretirement benefits other than pensions, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate for prescription drugs was assumed to be 13% in 2007, and it is assumed that the rate will decrease gradually to 6% in 2013 and remain at that level thereafter. For the year ended December 31, 2007, a one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company’s net periodic benefit cost for both pensions and other postretirement benefits.

Funding of pension plans

For pension funding purposes, an actuarial valuation is required at least on a triennial basis. However, the Company has conducted actuarial valuations on an annual basis to account for pensions. The latest actuarial valuation of the CN Pension Plan was conducted as at December 31, 2006 and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $100 million in each of 2008, 2009 and 2010 based on the plans’ current position. The assumptions discussed above are not expected to have a significant impact on the cash funding requirements of the pension plans.

Information disclosed by major pension plan

The following table provides the Company’s plan assets by category, benefit obligation at end of year, and Company and employee contributions by major pension plan:

In millions	December 31, 2007	CN Pension Plan	BC Rail Ltd Pension Plan	U.S. and other plans	Total
Plan assets by category
Equity securities		$7,730	$283	$110	$8,123
Debt securities		5,149	229	73	5,451
Real estate		247	9	1	257
Other		2,082	76	11	2,169
Total		$15,208	$597	$195	$16,000
Benefit obligation at end of year		$13,538	$513	$368	$14,419
Company contributions in 2007		$64	$2	$9	$75
Employee contributions in 2007		$54	$–	$–	$54

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of net income. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income. On an annual basis, the Company assesses its need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized based on its taxable income projections, a valuation allowance is recorded. As at December 31, 2007, the Company expects that the large majority of its deferred income tax assets will be recovered from future taxable income. In addition, Canadian and U.S. tax rules and regulations are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities upon audit of the filed income tax returns. In 2006, the Canadian taxation authorities completed their assessments of income tax returns filed for the years 1998 to 2001. Accordingly, the Company has made adjustments to its provision for income taxes in 2006. The Company believes that its provisions for income taxes at December 31, 2007 are adequate pertaining to any future assessments from the taxation authorities. The Company’s deferred income tax assets are mainly composed of temporary differences related to accruals for workforce reductions, personal injury and other claims, environmental and other postretirement benefits, and losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years. The Company’s deferred income tax liabilities are mainly composed of temporary differences related to properties and the net pension asset. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company’s results of operations. A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by $27 million in 2007.

From time to time, the federal, provincial, and state governments enact new corporate income tax rates resulting in either lower or higher tax liabilities. Such enactments occurred in each of 2007, 2006 and 2005 and resulted in a deferred income tax recovery of $317 million, a deferred income tax recovery of $228 million and a deferred income tax expense of $14 million, respectively, with corresponding adjustments to the Company’s net deferred income tax liability.

In 2006, for certain items reported in Accumulated other comprehensive loss, the Company adjusted its deferred income tax liability for changes in income tax rates applied to certain temporary differences and also for the income tax effect on the currency translation amount resulting from the difference between the accounting and tax basis of its net investment in foreign subsidiaries. As a result, the Company recorded a $180 million net charge for deferred income taxes in Other comprehensive income (loss).

U.S. GAAP	Canadian National Railway Company	52

Management’s Discussion and Analysis

For the year ended December 31, 2007, the Company recorded total income tax expense of $548 million ($642 million in 2006 and $781 million in 2005), of which $82 million was a deferred income tax recovery and included $328 million resulting mainly from the enactment of corporate income tax rate changes in Canada. In 2006, $3 million of the reported income tax expense was for deferred income taxes, and included $277 million resulting from the enactment of lower corporate income tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes ($547 million in 2005). The Company’s net deferred income tax liability at December 31, 2007 was $4,840 million ($5,131 million at December 31, 2006).

Business risks

Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions and while there is an increasing risk of recession in the U.S. economy, implicit in these statements, particularly in respect of growth opportunities, are the Company’s assumptions that economic growth in North America and globally will continue to slow down in 2008, but that a recession will not take place, and that its business risks described below will not result in a material impact on its financial statements. This assumption, although considered reasonable by the Company at the time of preparation, may not materialize. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Such factors include the specific risks set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company; long distance trucking companies; and in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

In addition to trucking competition, and to a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in certain markets. This consolidation requires the Company to consider arrangements or other initiatives that would similarly enhance its own service. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

While the Company believes that it has identified the costs likely to be incurred in the next several years for environmental matters, based on known information, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

In railroad and related transportation operations, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to liability risk, faced by the railroad industry generally, in connection with the transportation of toxic-by-inhalation hazardous materials such as chlorine and anhydrous ammonia, commodities that are essential to the public health and welfare and that, as a common carrier, the Company has a duty to transport. As a result, the Company may incur costs in the future, which may be material, to address any such

U.S. GAAP	Canadian National Railway Company	53

Management’s Discussion and Analysis

harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

The ultimate cost of known contaminated sites cannot be definitively established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at December 31, 2007, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

Labor negotiations

Canadian workforce

As at December 31, 2007, CN employed a total of 16,074 employees in Canada, of which 12,602 were unionized employees.

As of January 2008, the Company had in place labor agreements covering its entire Canadian unionized workforce, including the 2,800 employees represented by the UTU, whose agreements were extended by virtue of federal back-to-work legislation.

In September 2006, the Company had begun negotiating with the UTU to renew the collective agreements covering conductors and yard crews. Following a conciliation process and the completion of required legislated processes, the union claimed it was in a legal strike position, and the Company would have been legally permitted to lockout the members of the UTU bargaining unit or promulgate work rule changes unilaterally on February 9, 2007. The UTU commenced a general strike on February 10, 2007. The Company sought to have the UTU work stoppage declared illegal by the Canada Industrial Relations Board (CIRB). On February 19, 2007, the CIRB issued an oral decision dismissing CN’s application to have the strike declared illegal. On February 23, 2007, the Minister of Labour tabled a motion to expedite back-to-work legislation to end the strike at CN. However, the Company and the UTU continued to meet to try to resolve the impasse and reached a tentative settlement on February 24, 2007. On April 10, 2007, the ratification results were announced. The tentative settlement was rejected by a majority of the UTU membership. The UTU notified the Company that it would renew strike activity on April 10, 2007.

On April 17, 2007, the Minister of Labour passed the motion to expedite back-to-work legislation to end the strike at CN, which was originally tabled on February 23, 2007. The act, titled An Act to Provide for the Resumption and Continuation of Railway Operations, provided for an immediate return to work as well as a final and binding arbitration (final offer selection) process to resolve outstanding collective bargaining issues between the UTU and CN. The Act was passed into law on April 18, 2007. The Company and the union presented their final offers to the appointed arbitrator on June 25, 2007. The arbitrator rendered his binding decision on July 20, 2007 and selected the Company’s final offer, which effectively renews the collective agreements between the Company and the UTU for a three-year period ending July 22, 2010. Pursuant to the Act, the collective agreements are binding upon the UTU and any other trade union certified by the CIRB to represent the employees.

The Company has an agreement with the UTU for its Northern Quebec line, which expired on December 15, 2007. The agreement remains in effect until the bargaining process has been exhausted. Negotiations are ongoing to renew that collective agreement, and neither party has, as of date, requested conciliation assistance. In September 2007, CN began bargaining with two other national unions, the United Steelworkers of America (USW) and the International Brotherhood of Electrical Workers (IBEW), whose agreements expired December 31, 2007. CN reached tentative agreements with both the USW and the IBEW to renew their collective agreements in November 2007. The IBEW advised the Company on December 28, 2007 that its membership had ratified a five-year collective agreement which will expire on December 31, 2012. On January 16, 2008, the USW announced that its members have ratified the tentative agreement to renew the collective agreement.

The Company’s collective agreements with the Teamsters Canada Rail Conference, who represent locomotive engineers in one bargaining unit, and rail traffic controllers, also known as train dispatchers, in a separate bargaining unit, and with the Canadian National Railways Police Association (CNRP) will expire on December 31, 2008.

The Company’s collective agreement covering employees working on the Mackenzie Northern Railway expires on May 2, 2008. These employees are covered by a single collective agreement but are represented by the Teamsters Canada Rail Conference and the Canadian Auto Workers.

There can be no assurance that the Company will be able to renew and have ratified its collective agreements without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

U.S. workforce

As at December 31, 2007, CN employed a total of 6,622 employees in the United States, of which 5,610 were unionized employees.

As of January 2008, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Incorporated (GTW); Duluth, Winnipeg

U.S. GAAP	Canadian National Railway Company	54

Management’s Discussion and Analysis

and Pacific Railway Company (DWP); ICRR; companies owned by CCP Holdings, Inc. (CCP); Duluth, Missabe & Iron Range Railway Company (DMIR); Bessemer & Lake Erie Railroad Company (BLE); The Pittsburgh and Conneaut Dock Company (PCD); and the unionized workforce at companies owned by Wisconsin Central Transportation Corporation (WC). Agreements in place have various moratorium provisions, ranging from 2004 to 2011, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation.

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, DWP, ICRR, CCP, WC, DMIR, BLE and PCD have bargained on a local basis rather than holding national, industry-wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements generally continue to apply. On July 19, 2006, one of the unions representing 250 GTW employees took a one-day strike action during the mediation process. However, a U.S. District Court subsequently determined that the strike action was improper and enjoined employees from further action. The employees returned to work and the Company continues to be in mediation with that union. The union filed an appeal concerning portions of the District Court decision which was heard by the appellate court on July 19, 2007. The appellate court ruled in favor of the Company and entered a preliminary injunction prohibiting the union from striking over the issues involved in the July 19, 2006 strike. There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation

The Company’s rail operations in Canada are subject to (i) regulation as to rate setting, level of service and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (the CTA), and (ii) safety regulation by the federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to (i) economic regulation by the STB and (ii) safety regulation by the Federal Railroad Administration (FRA). As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate, service and business practice issues. In particular, the STB completed a proceeding on January 26, 2007 in which it reviewed the practice of rail carriers, including the Company and the majority of other large railroads operating within the U.S., of assessing a fuel surcharge computed as a percentage of the base rate for service. Following its review, the STB directed carriers to change that practice and adjust their fuel surcharge programs within 90 days on a basis more closely related to the amount of fuel consumed on individual movements. The Company announced a mileage-based fuel surcharge, effective April 26, 2007, to conform to the STB’s decision. To make its rate dispute resolution procedures more affordable and accessible to shippers, the STB also completed a proceeding on September 5, 2007, in which it modified its rate guidelines for handling medium-size and smaller rate disputes. The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. While recent Congressional legislation and Coast Guard rulemakings have not adversely affected CN’s ownership of these vessels, no assurance can be given that any future legislative or regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations or its competitive and financial position.

With respect to safety, rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes. In the U.S., rail safety regulation is the responsibility of the FRA, which administers the Federal Railroad Safety Act, as well as the rail portions of other safety statutes. In addition, safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security and the Pipeline and Hazardous Materials Safety Administration (PHMSA), which, like the FRA, is part of the U.S. Department of Transportation.

The federal government carries out a review of Canadian transportation legislation periodically. The latest review resulted in a report to the Minister of Transport, released to the public on July 18, 2001, which contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released the policy document Straight Ahead – A Vision for Transportation in Canada. On April 24, 2006, the Minister of Transport tabled Bill C-3, entitled International Bridges and Tunnels Act, relating to the safety and security and the construction and alteration of international bridges and tunnels. The Bill became law on February 1, 2007. On May 4, 2006, the Minister of Transport tabled Bill C-11, entitled Transportation Amendment Act, relating to passenger service providers, noise, mergers and other issues. The Bill became law on June 22, 2007. On December 14, 2006, the federal government announced a full review of the Railway Safety Act. Members of the panel to conduct the review were appointed in February 2007 and have submitted their report to the Minister of Transport in November 2007. On October 29, 2007, the Minister of Transport tabled Bill C-8, entitled An Act to amend the Canada Transportation Act (railway transportation) proposing to extend the availability of the Final Offer Arbitration recourse to groups of shippers and adding a new shipper recourse to the Agency in respect of charges for incidental services provided by a

U.S. GAAP	Canadian National Railway Company	55

Management’s Discussion and Analysis

railway company other than transportation services. No assurance can be given that any current or future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company’s financial position or results of operations.

In the United States, the Bush Administration submitted to Congress in 2007 its legislative proposal to reauthorize the Federal Railroad Safety Act. In addition, the U.S. House of Representatives is considering its own rail safety legislation (H.R. 2095) covering a broad range of safety issues, including fatigue management, positive train control, track safety standards, and other matters. The United States Senate is also considering its own safety legislation (S. 1889), which will cover a broad range of issues. Separate legislation passed by the U.S. House (H.R. 1401) in March 2007 included language that would have undermined much of the federal preemption of state and local regulation of railroads; this provision was modified in the final bill enacted into law to address litigation issues related to rail safety incidents while retaining federal preemption of rail safety regulations.

The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry, and additional legislation has been introduced in 2007 in both Houses of Congress. In addition, the Senate Judiciary Committee approved legislation in September 2007 (S. 772) to repeal the railroad industry’s limited antitrust exemptions; comparable legislation has been introduced in the U.S. House of Representatives.

The STB is authorized by statute to commence regulatory proceedings if it deems them to be appropriate. On August 14, 2007, the STB proposed to change its methodology for calculating the rail industry’s cost of capital that is used to evaluate the adequacy of carrier revenues and in assessing reasonableness of challenged rates. No assurance can be given that this or any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations, or its competitive and financial position.

The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns, as well as by regulation by the Canada Border Services Agency (CBSA). In the U.S., these include border security arrangements, pursuant to an agreement the Company and CP entered into with U.S. Customs and Border Protection (CBP) and the CBSA. These requirements include advance electronic transmission of cargo information for U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government-imposed restrictions on the transportation into the United States of certain commodities. These also include participation in CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program; in the third quarter of 2007, the Company successfully completed the CBP C-TPAT validation process. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. CBSA is also working on implementation of advance notification requirements for Canadian-bound traffic. In 2006, the U.S. Department of Agriculture (USDA) issued a proposed interim rule, which would remove the current exemption from inspection for imported fruits and vegetables grown in Canada and the exemptions for all transport modes from the agricultural quarantine and inspection (AQI) user fee for traffic entering the U.S. from Canada. The rule took effect for surface modes on June 1, 2007.

The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters. In addition to recommended security action items for the rail transportation of toxic inhalation hazard (TIH) materials jointly announced by the TSA and the FRA on June 23, 2006 and November 21, 2006, the TSA and the PHMSA also separately issued, on December 21, 2006, related notices of proposed rulemakings. Among other things, the TSA’s regulations would require rail carriers operating within the U.S. to provide upon request, within one hour, location and shipping information on cars on their networks containing TIH materials and certain radioactive or explosive materials, and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers. The PHMSA’s regulations would require carriers to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk. The final TSA and PHMSA regulations are expected to be issued in the first half of 2008.

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

Business prospects and other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.

U.S. GAAP	Canadian National Railway Company	56

Management’s Discussion and Analysis

Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

The Company, like other railway companies in North America, may experience demographic challenges in the employment levels of its workforce. Changes in employee demographics, training requirements and the availability of qualified personnel could negatively impact the Company’s ability to meet demand for rail service. The Company is monitoring employment levels to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company’s efforts to attract and retain qualified personnel may be hindered by increased demand in the job market. No assurance can be given that the demographic challenges will not materially adversely affect the Company’s operations or its financial position.

The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Rising fuel prices could materially adversely affect the Company’s expenses. As such, CN has implemented a fuel surcharge program with a view of offsetting the impact of rising fuel prices. No assurance can be given that continued increases in fuel prices or supply disruptions will not materially adversely affect the Company’s operations or its financial position.

Overall return in the capital markets and the level of interest rates affect the funded status of the Company’s pension plans as well as the Company’s results of operations. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuation may increase future pension contributions and could have a material adverse effect on the Company’s results of operations. The funding requirements, as well as the impact on the results of operations, will be determined following the completion of future actuarial valuations.

Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Based on the Company’s current operations, the estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $10 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

Should a recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company may be adversely affected.

In order to grow the business, the Company implements strategic initiatives to expand the scope and scale of existing rail and non-rail operations. CN WorldWide International, the Company’s international freight-forwarding subsidiary, was formed to leverage existing non-rail capabilities. This subsidiary operates in a highly competitive market and no assurance can be given that the expected benefits will be realized given the nature and intensity of the competition in that market.

In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions, which can disrupt operations and service for the railroad as well as for the Company’s customers. In recent years, severe drought conditions in western Canada, for instance, significantly reduced bulk commodity revenues, principally grain.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2007, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them.

During the fourth quarter ending December 31, 2007, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

As of December 31, 2007, management has assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2007, and issued Management’s Report on Internal Control over Financial Reporting dated February 11, 2008 to that effect.

Additional information, including the Company’s 2007 Annual Information Form (AIF) and Form 40-F, as well as the Company’s Notice of Intention to Make a Normal Course Issuer Bid, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of such documents may be obtained by contacting the Corporate Secretary’s office.

Montreal, Canada
February 11, 2008

U.S. GAAP	Canadian National Railway Company	57

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2007.

KPMG LLP, an independent registered public accounting firm, has issued an unqualified audit report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 and has also expressed an unqualified opinion on the Company’s 2007 consolidated financial statements as stated in their Reports of Independent Registered Public Accounting Firm dated February 11, 2008.

E. Hunter Harrison
President and Chief Executive Officer

February 11, 2008

Claude Mongeau
Executive Vice-President and Chief Financial Officer

February 11, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of the Canadian National Railway Company:

We have audited the accompanying consolidated balance sheets of the Canadian National Railway Company (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with generally accepted accounting principles in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 11, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP
Chartered Accountants

Montreal, Canada
February 11, 2008

U.S. GAAP	Canadian National Railway Company	58

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of the Canadian National Railway Company:

We have audited the Canadian National Railway Company’s (the “Company”) internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

We also have audited, in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 11, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP
Chartered Accountants

Montreal, Canada
February 11, 2008

U.S. GAAP	Canadian National Railway Company	59

Consolidated Statement of Income

In millions, except per share data	Year ended December 31,	2007	2006	2005
Revenues (1)		$7,897	$7,929	$7,446
Operating expenses (1)
Labor and fringe benefits		1,701	1,823	1,856
Purchased services and material		1,045	1,027	993
Fuel		1,026	892	730
Depreciation and amortization		677	650	627
Equipment rents		247	198	192
Casualty and other		325	309	424
Total operating expenses		5,021	4,899	4,822
Operating income		2,876	3,030	2,624
Interest expense		(336)	(312)	(299)
Other income (Note 14)		166	11	12
Income before income taxes		2,706	2,729	2,337
Income tax expense (Note 15)		(548)	(642)	(781)
Net income		$2,158	$2,087	$1,556
Earnings per share (Note 17)
Basic		$4.31	$3.97	$2.82
Diluted		$4.25	$3.91	$2.77

(1)	Certain of the 2006 and 2005 comparative figures have been reclassified in order to be consistent with the 2007 presentation (see Note 21).

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	60

Consolidated Statement of Comprehensive Income

In millions	Year ended December 31,	2007	2006	2005
Net income		$2,158	$2,087	$1,556
Other comprehensive income (loss) (Note 20):
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations		(1,004)	32	(233)
Translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries		788	(33)	152
Pension and other postretirement benefit plans (Notes 9, 13):
Net actuarial gain arising during the period		391	–	–
Prior service cost arising during the period		(12)	–	–
Amortization of net actuarial loss included in net periodic benefit cost		49	–	–
Amortization of prior service cost included in net periodic benefit cost		21	–	–
Minimum pension liability adjustment		–	1	4
Derivative instruments (Note 19)		(1)	(57)	(35)
Other comprehensive income (loss) before income taxes		232	(57)	(112)
Income tax recovery (expense) on Other comprehensive income (loss)		(219)	(179)	38
Other comprehensive income (loss)		13	(236)	(74)
Comprehensive income		$2,171	$1,851	$1,482

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	61

Consolidated Balance Sheet

In millions	December 31,	2007	2006
Assets

Current assets
Cash and cash equivalents		$310	$179
Accounts receivable (Note 4)		370	692
Material and supplies		162	189
Deferred income taxes (Note 15)		68	84
Other		138	192
		1,048	1,336
Properties (Note 5)		20,413	21,053
Intangible and other assets (Note 6)		1,999	1,615
Total assets		$23,460	$24,004

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and accrued charges (Note 8)		$1,282	$1,823
Current portion of long-term debt (Note 10)		254	218
Other		54	73
		1,590	2,114
Deferred income taxes (Note 15)		4,908	5,215
Other liabilities and deferred credits (Note 9)		1,422	1,465
Long-term debt (Note 10)		5,363	5,386

Shareholders’ equity
Common shares (Note 11)		4,283	4,459
Accumulated other comprehensive loss (Note 20)		(31)	(44)
Retained earnings		5,925	5,409
		10,177	9,824
Total liabilities and shareholders’ equity		$23,460	$24,004

On behalf of the Board:

David G.A. McLean	E. Hunter Harrison
Director	Director

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	62

Consolidated Statement of Changes in Shareholders’ Equity

	Issued and		Accumulated
	outstanding		other		Total
	common	Common	comprehensive	Retained	shareholders’
In millions	shares	shares	loss	earnings	equity
Balances December 31, 2004	566.2	$4,706	$(148)	$4,726	$9,284
Net income	–	–	–	1,556	1,556
Stock options exercised and other (Notes 11, 12)	6.6	176	–	–	176
Share repurchase programs (Note 11)	(36.0)	(302)	–	(1,116)	(1,418)
Other comprehensive loss (Note 20)	–	–	(74)	–	(74)
Dividends ($0.50 per share)	–	–	–	(275)	(275)
Balances December 31, 2005	536.8	4,580	(222)	4,891	9,249
Net income	–	–	–	2,087	2,087
Stock options exercised and other (Notes 11, 12)	5.1	133	–	–	133
Share repurchase programs (Note 11)	(29.5)	(254)	–	(1,229)	(1,483)
Other comprehensive loss (Note 20)	–	–	(236)	–	(236)
Adjustment to Accumulated other comprehensive loss
(Notes 2, 20)	–	–	414	–	414
Dividends ($0.65 per share)	–	–	–	(340)	(340)
Balances December 31, 2006	512.4	4,459	(44)	5,409	9,824
Adoption of accounting pronouncements (Note 2)	–	–	–	95	95
Restated balance, beginning of year	512.4	4,459	(44)	5,504	9,919
Net income	–	–	–	2,158	2,158
Stock options exercised and other (Notes 11, 12)	3.0	89	–	–	89
Share repurchase programs (Note 11)	(30.2)	(265)	–	(1,319)	(1,584)
Other comprehensive income (Note 20)	–	–	13	–	13
Dividends ($0.84 per share)	–	–	–	(418)	(418)
Balances December 31, 2007	485.2	$4,283	$(31)	$5,925	$10,177

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	63

Consolidated Statement of Cash Flows

In millions	Year ended December 31,	2007	2006	2005
Operating activities
Net income		$2,158	$2,087	$1,556
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization		678	653	630
Deferred income taxes (Note 15)		(82)	3	547
Gain on sale of Central Station Complex (Note 5)		(92)	–	–
Gain on sale of investment in English Welsh and Scottish Railway (Note 6)		(61)	–	–
Other changes in:
Accounts receivable (Note 4)		229	(17)	142
Material and supplies		18	(36)	(25)
Accounts payable and accrued charges		(351)	197	(156)
Other net current assets and liabilities		39	58	8
Other		(119)	6	6
Cash provided from operating activities		2,417	2,951	2,708

Investing activities
Property additions		(1,387)	(1,298)	(1,180)
Acquisitions, net of cash acquired (Note 3)		(25)	(84)	–
Sale of Central Station Complex (Note 5)		351	–	–
Sale of investment in English Welsh and Scottish Railway (Note 6)		114	–	–
Other, net		52	33	105
Cash used by investing activities		(895)	(1,349)	(1,075)

Financing activities
Issuance of long-term debt		4,171	3,308	2,728
Reduction of long-term debt		(3,589)	(3,089)	(2,865)
Issuance of common shares due to exercise of stock options and
related excess tax benefits realized (Note 12)		77	120	115
Repurchase of common shares (Note 11)		(1,584)	(1,483)	(1,418)
Dividends paid		(418)	(340)	(275)
Cash used by financing activities		(1,343)	(1,484)	(1,715)
Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents		(48)	(1)	(3)
Net increase (decrease) in cash and cash equivalents		131	117	(85)
Cash and cash equivalents, beginning of year		179	62	147
Cash and cash equivalents, end of year		$310	$179	$62

Supplemental cash flow information
Net cash receipts from customers and other		$8,139	$7,946	$7,581
Net cash payments for:
Employee services, suppliers and other expenses		(4,323)	(4,130)	(4,075)
Interest		(340)	(294)	(306)
Workforce reductions (Note 9)		(31)	(45)	(87)
Personal injury and other claims (Note 18)		(86)	(107)	(92)
Pensions (Note 13)		(75)	(112)	(127)
Income taxes (Note 15)		(867)	(307)	(186)
Cash provided from operating activities		$2,417	$2,951	$2,708

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	64

Notes to Consolidated Financial Statements

Canadian National Railway Company, together with its wholly owned subsidiaries, collectively “CN” or “the Company,” is engaged in the rail and related transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Mississippi, with connections to all points in North America. CN’s freight revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1  Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental claims, depreciation, pensions and other postretirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates.

A. Principles of consolidation

These consolidated financial statements include the accounts of all subsidiaries. The Company’s investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

B. Revenues

Freight revenues are recognized using the percentage of completed service method based on the transit time of freight as it moves from origin to destination. Costs associated with movements are recognized as the service is performed. Revenues are presented net of taxes collected from customers and remitted to governmental authorities.

C. Foreign exchange

All of the Company’s United States (U.S.) operations are self-contained foreign entities with the U.S. dollar as their functional currency. Accordingly, the U.S. operations’ assets and liabilities and the Company’s foreign equity investment are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss) (see Note 20).

The Company designates the U.S. dollar-denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Accordingly, unrealized foreign exchange gains and losses, from the dates of designation, on the translation of the U.S. dollar-denominated long-term debt are also included in Other comprehensive income (loss).

D. Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

E. Accounts receivable

Accounts receivable are recorded at cost net of billing adjustments and an allowance for doubtful accounts. The allowance for doubtful accounts is based on expected collectibility and considers historical experience as well as known trends or uncertainties related to account collectibility. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

F. Material and supplies

Material and supplies, which consist mainly of rail, ties, and other items for construction and maintenance of property and equipment, as well as diesel fuel, are valued at weighted-average cost.

G. Properties

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. Labor, materials and other costs associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet the Company’s minimum threshold for capitalization. Major overhauls and large refurbishments are also capitalized when they result in an extension to the useful life or increase the functionality of the asset. Included in property additions are the costs of developing computer software for internal use. Maintenance costs are expensed as incurred.

The cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business is charged to accumulated depreciation, in accordance with the group method of depreciation. The Company reviews the carrying amounts of properties held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

Assets held for sale are measured at the lower of their carrying amount or fair value, less cost to sell. Losses resulting from significant line sales are recognized in income when the asset meets the criteria for classification as held for sale whereas losses resulting from significant line abandonments are recognized in the statement of income when the asset ceases to be used. Gains are recognized in income when they are realized.

U.S. GAAP	Canadian National Railway Company	65

Notes to Consolidated Financial Statements

1  Summary of significant accounting policies (continued)

H. Depreciation

The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated useful lives as follows:

Asset class	Annual rate
Track and roadway	2%
Rolling stock	3%
Buildings	3%
Information technology	11%
Other	8%

The Company follows the group method of depreciation for railroad properties and, as such, conducts comprehensive depreciation studies on a periodic basis to assess the reasonableness of the lives of properties based upon current information and historical activities. Changes in estimated useful lives are accounted for prospectively. In 2007, the Company completed a depreciation study for all of its U.S. assets, for which there was no significant impact on depreciation expense. The Company is also conducting a depreciation study of its Canadian properties, plant and equipment, and expects to finalize this study by the first quarter of 2008.

I. Intangible assets

Intangible assets relate to customer contracts and relationships assumed through past acquisitions and are being amortized on a straight-line basis over 40 to 50 years.

J. Pensions

Pension costs are determined using actuarial methods. Net periodic benefit cost is charged to income and includes:

(i)	the cost of pension benefits provided in exchange for employees’ services rendered during the year,

(ii)	the interest cost of pension obligations,

(iii)	the expected long-term return on pension fund assets,

(iv)	the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans, and

(v)
the amortization of cumulative net actuarial gains and losses in excess of 10% of, the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

K. Postretirement benefits other than pensions

The Company accrues the cost of postretirement benefits other than pensions using actuarial methods. These benefits, which are funded by the Company as they become due, include life insurance programs, medical benefits and free rail travel benefits.

The Company amortizes the cumulative net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plans.

L. Personal injury and other claims

In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs.

In the U.S., the Company accrues the expected cost for personal injury, property damage and occupational disease claims, based on actuarial estimates of their ultimate cost.

For all other legal actions in Canada and the U.S., the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

M. Environmental expenditures

Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments occur and/or remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

N. Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

O. Derivative financial instruments

The Company uses derivative financial instruments from time to time in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value and the changes in fair value are recorded in earnings or Other comprehensive income (loss) depending on the nature and effectiveness of the hedge transaction. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

P. Stock-based compensation

The Company follows the fair value based approach for stock option awards based on the grant-date fair value using the Black-Scholes option-pricing model. The Company expenses the fair value of its stock option awards on a straight-line basis, over the period during which an employee is required to provide service (vesting period) or until retirement eligibility is attained, whichever is shorter. The Company also follows the

U.S. GAAP	Canadian National Railway Company	66

Notes to Consolidated Financial Statements

fair value based approach for cash settled awards. Compensation cost for cash settled awards is based on the fair value of the awards at period-end and is recognized over the period during which an employee is required to provide service (vesting period) or until retirement eligibility is attained, whichever is shorter. See Note 12 – Stock plans, for the assumptions used to determine fair value and for other required disclosures.

Q. Recent accounting pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141(R), “Business Combinations,” which requires that assets acquired and liabilities assumed be measured at fair value as of the acquisition date and goodwill acquired from a bargain purchase (previously referred to as negative goodwill) be recognized in the Consolidated Statement of Income in the period the acquisition occurs. The Standard also prescribes disclosure requirements to enable users of financial statements to evaluate and understand the nature and financial effects of the business combination. The Standard is effective for business combinations with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will apply SFAS No.141(R) on a prospective basis. The Standard may have a material impact on the reporting of future acquisitions in the Company’s financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115,” which permits entities to elect to measure eligible items at fair value at specified election dates. For items for which the fair value option has been elected, an entity shall report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option: (i) may be applied instrument by instrument, such as investments otherwise accounted for by the equity method; (ii) is irrevocable (unless a new election date occurs); and (iii) is applied only to entire instruments and not to portions of instruments. This Standard is effective as of an entity’s first fiscal year beginning after November 15, 2007. The Company does not expect this Standard to have a significant impact on its financial statements.

2  Accounting changes

2007

Income taxes

On January 1, 2007, the Company adopted FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” which prescribes the criteria for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure, and transition. The application of FIN No. 48 on January 1, 2007 had the effect of decreasing the net deferred income tax liability and increasing Retained earnings by $98 million. Disclosures prescribed by FIN No. 48 are presented in Note 15 – Income taxes.

Pensions and other postretirement benefits

On January 1, 2007, pursuant to SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” the Company early adopted the requirement to measure the defined benefit plan assets and the projected benefit obligation as of the date of the fiscal year-end statement of financial position for its U.S. plans. The Company elected to use the 15-month transition method, which allows for the extrapolation of net periodic benefit cost based on the September 30, 2006 measurement date to the fiscal year-end date of December 31, 2007. As a result, the Company recorded a reduction of $3 million to Retained earnings at January 1, 2007, which represented the net periodic benefit cost pursuant to the actuarial valuation attributable to the period between the early measurement date of September 30, 2006 and January 1, 2007 (the date of adoption).

2006

Stock-based compensation

On January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment,” which required the expensing of all options issued, modified or settled based on the grant date fair value over the period during which an employee is required to provide service (vesting period) or until retirement eligibility is attained, whichever is shorter. Compensation cost for cash settled awards is based on the fair value of the awards at period-end and is recognized over the period during which an employee is required to provide service (vesting period) or until retirement eligibility is attained, whichever is shorter.

The Company adopted SFAS No.123(R) using the modified prospective approach, which required application of the standard to all awards granted, modified, repurchased or cancelled on or after January 1, 2006, and to all awards for which the requisite service had not been rendered as at such date. Since January 1, 2003, the Company had been following the fair value based approach prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No.148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” for stock option awards granted, modified or settled on or after such date, while cash settled awards were measured at their intrinsic value at each reporting period until December 31, 2005. As such, the application of SFAS No.123(R) on January 1, 2006 to all awards granted prior to its adoption did not have a significant impact on the financial statements. In accordance with the modified prospective approach, prior period financial statements were not restated to reflect the impact of SFAS No.123(R).

For the year ended December 31, 2006, the application of SFAS No. 123(R) had the effect of increasing stock-based compensation expense and decreasing net income by $16 million and $12 million, respectively, or $0.02 per basic and diluted earnings per share. Disclosures prescribed by SFAS No. 123(R) for the Company’s various stock-based compensation plans are presented in Note 12 – Stock plans.

U.S. GAAP	Canadian National Railway Company	67

Notes to Consolidated Financial Statements

2  Accounting changes (continued)

Pension and other postretirement plans

On December 31, 2006, the Company adopted SFAS No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which requires the Company to recognize the funded status of its various benefit plans in its Consolidated Balance Sheet. As such, on December 31, 2006, the Company increased its pension asset by $599 million, to $1,275 million, and decreased its pension and other postretirement benefits liability by $7 million, to $481 million. Pursuant to SFAS No. 158, the Company recognizes changes in the funded status in the year in which the changes occur, through Other comprehensive income (loss). The actuarial gains/losses and prior service costs/credits that arise during the period but are not recognized as components of net periodic benefit cost will be recognized as a component of Other comprehensive income (loss). These amounts recognized in Accumulated other comprehensive loss will be adjusted as they are subsequently recognized as components of net periodic benefit cost. Prior to December 31, 2006, actuarial gains/ losses and prior service costs/credits were deferred in their recognition, and amortized into net periodic benefit cost over the expected average remaining service life of the employee group covered by the plans. The adoption of SFAS No. 158 had no impact on years prior to 2006 as retrospective application was not allowed. This Standard has no effect on the computation of net periodic benefit cost for pensions and other postretirement benefits. See Note 9 – Other liabilities and deferred credits and Note 13 – Pensions, for the prospective application of SFAS No. 158 to the Company’s benefit plans.

The following table illustrates the incremental effect of applying SFAS No. 158 on individual line items in the Company’s Consolidated Balance Sheet at December 31, 2006:

	Assets		Liabilities				Shareholders’ equity
In millions	Pension	Total	Other postretirement benefits	Pension (1)	Net deferred income tax	Total	Accumulated other comprehensive loss	Total

Balance at December 31, 2006 before application of SFAS No. 158	$676	$23,405	$313	$175	$4,939	$13,995	$(458)	$9,410
Adjustments	599	599	(27)	20	192	185	414	414
Balance at December 31, 2006 after application of SFAS No. 158	$1,275	$24,004	$286	$195	$5,131	$14,180	$(44)	$9,824

(1)
On December 31, 2006, just prior to the adoption of SFAS No. 158, the Company had a minimum pension liability recorded of $17 million, with the offsetting amount recorded in Accumulated other comprehensive loss ($11 million after-tax).

3  Acquisitions

2007

Agreement to acquire Elgin, Joliet and Eastern Railway Company (EJ&E)

In September 2007, the Company entered into an agreement with the U.S. Steel Corporation (U.S. Steel) for the acquisition of the key operations of EJ&E for a purchase price of approximately U.S.$300 million. Under the terms of the agreement, the Company will acquire substantially all of the railroad assets and equipment of EJ&E, except those that support the Gary Works site in northwest Indiana and the steelmaking operations of U.S. Steel. The acquisition will be financed by debt and cash on hand.

In accordance with the terms of the agreement, the Company’s obligation to consummate the acquisition is subject to the Company having obtained from the U.S. Surface Transportation Board (STB) a final, unappealable decision that approves the acquisition or exempts it from regulation and does not impose on the parties conditions that would significantly and adversely affect the anticipated economic benefits of the acquisition to the Company.

On November 26, 2007, the STB accepted the Company’s application to consider the acquisition as a minor transaction that would normally provide for a decision by mid-2008. The STB, however, is also requiring an Environmental Impact Statement (EIS) for the transaction, and it has indicated that its decision on the transaction will not be issued until the EIS process is completed. The Company believes that the STB should be able to conclude its environmental review and issue a decision that would enable the transaction to close by late 2008. If the transaction is approved by the STB, the Company will account for the acquisition using the purchase method of accounting.

Acquisition of Athabasca Northern Railway (ANY)

In December 2007, the Company acquired the rail assets of ANY for $25 million, for which it plans to invest $135 million in rail-line upgrades over the next three years.

2006

In 2006, the Company acquired the following three entities for a total acquisition cost of $84 million, paid in cash:

(i)	Alberta short-line railways, composed of the 600-mile Mackenzie Northern Railway, the 118-mile Lakeland & Waterways Railway and the 21-mile Central Western Railway,

(ii)	Savage Alberta Railway, Inc., a 345-mile short-line railway, and

(iii)	the remaining 51% of SLX Canada Inc., a company engaged in equipment leasing in which the Company previously had a 49% interest that had been consolidated.

All acquisitions were accounted for using the purchase method of accounting. As such, the Company’s consolidated financial statements include the assets, liabilities and results of operations of the acquired entities from the dates of acquisition.

U.S. GAAP	Canadian National Railway Company	68

Notes to Consolidated Financial Statements

4  Accounts receivable

In millions	December 31,	2007	2006
Freight		$146	$398
Non-freight		251	313
		397	711
Allowance for doubtful accounts		(27)	(19)
		$370	$692

The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest for maximum cash proceeds of $600 million in a revolving pool of freight receivables to an unrelated trust. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the retained interest as stipulated in the agreement.

The Company has retained the responsibility for servicing, administering and collecting the receivables sold. At December 31, 2007, the servicing asset and liability were not significant. Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.

The Company accounted for the accounts receivable securitization program as a sale, because control over the transferred accounts receivable was relinquished. Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust approximated the book value thereof.

At December 31, 2007, the Company had sold receivables that resulted in proceeds of $588 million under the accounts receivable securitization program ($393 million at December 31, 2006), and recorded the retained interest of approximately 10% of this amount in Other current assets (retained interest of approximately 10% recorded at December 31, 2006).

Other income included $24 million in 2007, $12 million in 2006 and $16 million in 2005, for costs related to the agreement, which fluctuate with changes in prevailing interest rates.

5  Properties

In millions	December 31, 2007			December 31, 2006
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Track and roadway (1)	$22,020	$6,433	$15,587	$22,579	$6,445	$16,134
Rolling stock	4,702	1,606	3,096	4,833	1,676	3,157
Buildings	1,105	498	607	1,251	609	642
Information technology	667	131	536	622	101	521
Other	829	242	587	1,226	627	599
	$29,323	$8,910	$20,413	$30,511	$9,458	$21,053

Capital leases included in properties
Track and roadway (1)	$457	$38	$419	$450	$25	$425
Rolling stock	1,591	310	1,281	1,442	275	1,167
Buildings	119	2	117	38	3	35
Information technology	14	2	12	20	6	14
Other	211	63	148	188	41	147
	$2,392	$415	$1,977	$2,138	$350	$1,788

(1)
 Includes the cost of land of $1,530 million and $1,746 million as at December 31, 2007 and 2006, respectively, of which $108 million was for right-of-way access and was recorded as a capital lease in both years.

Sale of Central Station Complex

In November 2007, CN finalized an agreement with Homburg Invest Inc., to sell its Central Station Complex in Montreal for proceeds of $355 million before transaction costs. Under the agreement, CN has entered into long-term arrangements to lease back its corporate headquarters building and the Central Station railway passenger facilities. The transaction resulted in a gain on disposition of $222 million, including amounts related to the corporate headquarters building and the Central Station railway passenger facilities, which are being deferred and amortized over their respective lease terms. A gain of $92 million ($64 million after-tax) was recognized immediately in Other income (see Note 14).

U.S. GAAP	Canadian National Railway Company	69

Notes to Consolidated Financial Statements

6  Intangible and other assets

In millions	December 31,	2007	2006
Pension asset (Notes 2, 13)		$1,768	$1,275
Investments (A)		24	142
Other receivables		106	95
Intangible assets (B)		54	65
Other		47	38
		$1,999	$1,615

A. Investments

As at December 31, 2007, the Company had $17 million ($134 million at December 31, 2006) of investments accounted for under the equity method and $7 million ($8 million at December 31, 2006) of investments accounted for under the cost method.

In November 2007, Germany’s state-owned railway, Deutsche Bahn AG, acquired all of the shares of English Welsh and Scottish Railway (EWS), a company that provides most of the rail freight services in Great Britain and operates freight trains through the English Channel Tunnel, and in which the Company had a 32% ownership interest. The Company accounted for its investment in EWS using the equity method. The Company’s share of the cash proceeds was $114 million (net after-tax proceeds are expected to approximate $84 million) resulting in a gain on disposition of the investment of $61 million ($41 million after-tax) which was recorded in Other income (see Note 14). An additional £18 million (Cdn$36 million) was placed in escrow and will be recognized when defined contingencies are resolved.

B. Intangible assets

Intangible assets relate to customer contracts and relationships assumed through past acquisitions.

7  Credit facility

The Company has a U.S.$1 billion revolving credit facility expiring in October 2011. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2007, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2006) and had letters of credit drawn of $57 million ($308 million as at December 31, 2006).

The Company’s commercial paper program is backed by a portion of its revolving credit facility. As at December 31, 2007, the Company had total borrowings under its commercial paper program of $122 million, of which $114 million was denominated in Canadian dollars and $8 million was denominated in U.S. dollars (U.S.$8 million). The weighted-average interest rate on these borrowings was 5.01%. The Company had no commercial paper outstanding as at December 31, 2006.

8  Accounts payable and accrued charges

In millions	December 31,	2007	2006
Trade payables		$457	$529
Payroll-related accruals		234	232
Accrued charges		146	184
Income and other taxes		123	566
Accrued interest		118	124
Personal injury and other claims provision		102	115
Workforce reduction provisions		19	23
Other		83	50
		$1,282	$1,823

9  Other liabilities and deferred credits

In millions	December 31,	2007	2006
Personal injury and other claims provision,
net of current portion		$344	$487
Other postretirement benefits liability,
net of current portion (A)		248	269
Pension liability (Note 13)		187	195
Environmental reserve, net of current portion		83	106
Workforce reduction provisions, net of current portion (B)		53	74
Deferred credits and other		507	334
		$1,422	$1,465

U.S. GAAP	Canadian National Railway Company	70

Notes to Consolidated Financial Statements

A. Other postretirement benefits liability

The following disclosures in relation to the Company’s other postretirement benefit plans are made pursuant to SFAS No. 158 requirements.

(i) Obligations and funded status

In millions	Year ended December 31,	2007	2006
Change in benefit obligation
Benefit obligation at beginning of year		$286	$300
Amendments		12	2
Adoption of SFAS No. 158 measurement date provision (Note 2)		2	–
Actuarial gain		(7)	(19)
Interest cost		15	16
Service cost		5	4
Curtailment gain		(9)	–
Foreign currency changes		(21)	–
Benefits paid		(17)	(17)
Benefit obligation at end of year		$266	$286
Unfunded status		$266	$286

(ii) Amount recognized in the Consolidated Balance Sheet

In millions	December 31,	2007	2006
Current liabilities		$18	$17
Noncurrent liabilities		248	269
Total amount recognized		$266	$286

(iii) Amounts recognized in Accumulated other comprehensive loss (Note 20)

In millions	December 31,	2007	2006
Net actuarial gain		$27	$34
Prior service cost		(8)	(7)

(iv) Components of net periodic benefit cost

In millions	Year ended December 31,	2007	2006	2005
Service cost		$5	$4	$5
Interest cost		15	16	19
Curtailment gain		(4)	–	–
Amortization of prior service cost		2	2	1
Recognized net actuarial gain		(4)	(5)	(1)
Net periodic benefit cost		$14	$17	$24

The estimated prior service cost and net actuarial gain for other postretirement benefits that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $3 million and $2 million, respectively.

(v) Weighted-average assumptions

The following assumptions are used in accounting for other postretirement benefits:
	December 31,	2007	2006	2005
To determine benefit obligation
Discount rate		5.84%	5.44%	5.30%
Rate of compensation increase		3.50%	3.50%	3.75%
To determine net periodic benefit cost
Discount rate		5.44%	5.30%	5.90%
Rate of compensation increase		3.50%	3.75%	3.75%

(vi) Health care cost trend rate

For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 12% for 2008 and 13% for 2007. It is assumed that the rate will decrease gradually to 6% in 2013 and remain at that level thereafter.

 A one-percentage-point change in the assumed health care cost trend rates would have the following effect:

In millions	One-percentage-point
	Increase	Decrease
Effect on total service and interest costs	$2	$(1)
Effect on benefit obligation	17	(14)

(vii) Estimated future benefit payments

The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions
2008	$18
2009	18
2010	19
2011	19
2012	20
Years 2013 to 2017	107

B. Workforce reduction provisions

The workforce reduction provisions, which cover employees in both Canada and the United States, are mainly comprised of payments related to severance, early retirement incentives and bridging to early retirement, the majority of which will be disbursed within the next four years. In 2007, net charges and adjustments increased the provisions by $6 million (nil for the year ended December 31, 2006). Payments have reduced the provisions by $31 million for the year ended December 31, 2007 ($45 million for the year ended December 31, 2006). As at December 31, 2007, the aggregate provisions, including the current portion, amounted to $72 million ($97 million as at December 31, 2006).

U.S. GAAP	Canadian National Railway Company	71

Notes to Consolidated Financial Statements

10  Long-term debt

		U.S. dollar-
		denominated	December 31,
In millions	Maturity	amount	2007	2006
Debentures and notes: (A)

Canadian National series:
4.25% 5-year notes (B)	Aug. 1, 2009	$300	$297	$350
6.38% 10-year notes (B)	Oct. 15, 2011	400	397	466
4.40% 10-year notes (B)	Mar. 15, 2013	400	397	466
5.80% 10-year notes (B)	June 1, 2016	250	248	291
5.85% 10-year notes (B)	Nov. 15, 2017	250	248	–
6.80% 20-year notes (B)	July 15, 2018	200	198	233
7.63% 30-year debentures	May 15, 2023	150	149	175
6.90% 30-year notes (B)	July 15, 2028	475	471	554
7.38% 30-year debentures (B)	Oct. 15, 2031	200	198	233
6.25% 30-year notes (B)	Aug. 1, 2034	500	496	583
6.20% 30-year notes (B)	June 1, 2036	450	446	524
6.71% Puttable Reset Securities PURSSM (B)(C)	July 15, 2036	250	248	291
6.38% 30-year debentures (B)	Nov. 15, 2037	300	297	–

Illinois Central series:
6.98% 12-year notes	July 12, 2007	50	–	58
6.63% 10-year notes	June 9, 2008	20	20	23
5.00% 99-year income debentures	Dec. 1, 2056	7	7	9
7.70% 100-year debentures	Sept. 15, 2096	125	124	146

Wisconsin Central series:
6.63% 10-year notes	April 15, 2008	150	149	175
			4,390	4,577
BC Rail series:
Non-interest bearing 90-year subordinated notes (D)	July 14, 2094	–	842	842
Total debentures and notes			5,232	5,419

Other:
Commercial paper (E) (Note 7)			122	–
Capital lease obligations and other (F)			1,114	1,038
Total other			1,236	1,038
			6,468	6,457
Less:
Current portion of long-term debt			254	218
Net unamortized discount			851	853
			1,105	1,071
			$5,363	$5,386

U.S. GAAP	Canadian National Railway Company	72

Notes to Consolidated Financial Statements

A. The Company’s debentures, notes and revolving credit facility are unsecured.

B. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

C. On July 15, 2006, the interest rate on the Company’s U.S.$250 million Puttable Reset Securities PURSSM (PURS) was reset at a new rate of 6.71% for the remaining 30-year term ending July 15, 2036. The remarketing did not trigger an extinguishment of debt, as the provisions for the reset of the interest rate were set forth in the original PURS. As such, the original PURS remain outstanding but accrue interest at the new rate until July 2036. Under securities laws, the remarketing required utilization of the Company’s shelf prospectus and registration statement.

D. The Company records these notes as a discounted debt of $6 million, using an imputed interest rate of 5.75%. The discount of $836 million is included in the net unamortized discount.

E. The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility.

F. During 2007, the Company recorded $213 million ($264 million in 2006) in assets it acquired through equipment leases and $90 million relating to the leaseback arrangement from the Central Station Complex transaction (see Note 5), for which an equivalent amount was recorded in debt.

Interest rates for capital lease obligations range from approximately 3.0% to 7.9% with maturity dates in the years 2008 through 2037. The imputed interest on these leases amounted to $515 million as at December 31, 2007 and $384 million as at December 31, 2006.

The capital lease obligations are secured by properties with a net carrying amount of $1,566 million as at December 31, 2007 and $1,368 million as at December 31, 2006.

G. Long-term debt maturities, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2007, for the next five years and thereafter, are as follows:

In millions
2008	$254
2009	409
2010	48
2011	628
2012	27
2013 and thereafter	4,251

H. The aggregate amount of debt payable in U.S. currency as at December 31, 2007 was U.S.$5,280 million (Cdn$5,234 million) and U.S.$4,636 million (Cdn$5,403 million) as at December 31, 2006.

I. The Company has U.S.$2.5 billion available under its currently effective shelf prospectus and registration statement, expiring in January 2010, providing for the issuance of debt securities in one or more offerings.

11 Capital stock
A. Authorized capital stock

The authorized capital stock of the Company is as follows:

•	Unlimited number of Common Shares, without par value
•	Unlimited number of Class A Preferred Shares, without par value, issuable in series
•	Unlimited number of Class B Preferred Shares, without par value, issuable in series

B. Issued and outstanding common shares

During 2007, the Company issued 3.0 million shares (5.1 million shares in 2006 and 6.6 million shares in 2005) related to stock options exercised. The total number of common shares issued and outstanding was 485.2 million as at December 31, 2007.

C. Share repurchase programs

In July 2007, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 33.0 million common shares between July 26, 2007 and July 25, 2008 pursuant to a normal course issuer bid, at prevailing market prices or such other price as may be permitted by the Toronto Stock Exchange.

As at December 31, 2007, under this current share repurchase program, the Company repurchased 17.7 million common shares for $897 million, at a weighted-average price of $50.70 per share.

In June 2007, the Company completed its 28.0 million share repurchase program, which began on July 25, 2006, for a total of $1,453 million, at a weighted-average price of $51.88 per share. Of this amount, 12.5 million common shares were repurchased in 2007 for $687 million, at a weighted-average price of $54.93 per share.

12 Stock plans
The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided below:

A. Employee Share Investment Plan

The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% of their gross salaries to purchase shares of the Company’s common stock on the open market and to have the Company invest, on the employees’ behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries.

U.S. GAAP	Canadian National Railway Company	73

Notes to Consolidated Financial Statements

12 Stock plans (continued)
The number of participants holding shares at December 31, 2007 was 14,206 (12,590 at December 31, 2006 and 11,010 at December 31, 2005). The total number of ESIP shares purchased on behalf of employees, including the Company’s contributions, was 1.3 million in 2007, 1.3 million in 2006 and 1.6 million in 2005, resulting in a pre-tax charge to income of $16 million, $15 million and $12 million for the years ended December 31, 2007, 2006 and 2005, respectively.

B. Stock-based compensation plans

Compensation cost for awards under all stock-based compensation plans was $62 million, $79 million and $120 million for the years ended December 31, 2007, 2006 and 2005, respectively. The total tax benefit recognized in income in relation to stock-based compensation expense for the years ended December 31, 2007, 2006 and 2005 was $23 million, $22 million and $34 million, respectively.

(i) Cash settled awards
Restricted share units

The Company has granted restricted share units (RSUs), 0.7 million in 2007, 0.8 million in 2006, and 0.9 million in 2005, to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years (“plan period”) and vest upon the attainment of targets relating to return on invested capital over the plan period and to the Company’s share price during the last three months of the plan period. Given that the targets related to the 2005 grant were met at December 31, 2007, a payout of $47 million occurred in February of 2008, which was based on the Company’s share price during the 20-day period ending on January 31, 2008. As at December 31, 2007, 0.1 million of RSUs remained authorized for future issuance under this plan.

Vision 2008 Share Unit Plan

In the first quarter of 2005, the Board of Directors of the Company approved a special share unit plan with a four-year term to December 31, 2008, entitling designated senior management employees to receive cash payout in January 2009. The Company granted 0.9 million share units which vest conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending December 31, 2008. Payout is conditional upon the attainment of targets relating to return on invested capital over the four-year period and to the Company’s share price during the 20-day period ending on December 31, 2008. The award payout will be equal to the number of share units vested on December 31, 2008 multiplied by the Company’s 20-day average share price ending on such date. As at December 31, 2007, 0.1 million share units remained authorized for future issuance under this plan.

Voluntary Incentive Deferral Plan

The Company has a Voluntary Incentive Deferral Plan (VIDP), providing eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in deferred share units (DSUs). A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment. For each participant, the Company will grant a further 25% of the amount elected in DSUs, which will vest over a period of four years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant’s vested DSUs is sufficient to meet the Company’s stock ownership guidelines. The value of each participant’s DSUs is payable in cash at the time of cessation of employment. The Company’s liability for DSUs is marked-to-market at each period-end based on the Company’s closing stock price.

The following table provides the 2007 activity for all cash settled awards:

	RSUs		Vision		VIDP
In millions	Nonvested	Vested	Nonvested	Vested	Nonvested	Vested
Outstanding at December 31, 2006	2.0	–	0.8	–	0.3	1.9
Granted	0.7	–	0.1	–	–	–
Forfeited	–	–	(0.1)	–	–	–
Vested during period	(1.1)	1.1	–	–	(0.1)	0.1
Payout	–	(0.1)	–	–	–	(0.2)
Conversion into VIDP	–	(0.1)	–	–	–	0.1
Outstanding at December 31, 2007	1.6	0.9	0.8	–	0.2	1.9

U.S. GAAP	Canadian National Railway Company	74

Notes to Consolidated Financial Statements

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated		RSUs (1)			Vision (1)	VIDP (2)	Total
						2003
Year of grant	2007	2006	2005	2004	2005	onwards
Stock-based compensation expense recognized over vesting period
Year ended December 31, 2007	$11	$8	$14	$5	$2	$11	$51
Year ended December 31, 2006	N/A	$21	$19	$6	$8	$11	$65
Year ended December 31, 2005	N/A	N/A	$15	$74	$–	$13	$102
Liability outstanding
December 31, 2007	$11	$29	$48	$4	$8	$95	$195
December 31, 2006	N/A	$21	$34	$8	$8	$99	$170
Fair value per unit
December 31, 2007	$28.56	$38.88	$46.65	$46.65	$17.54	$46.65	N/A
Fair value of awards vested during period
Year ended December 31, 2007	$–	$1	$48	$9	$–	$5	$63
Year ended December 31, 2006	N/A	$–	$–	$4	$–	$5	$9
Year ended December 31, 2005	N/A	N/A	$–	$105	$–	$2	$107
Nonvested awards at December 31, 2007
Unrecognized compensation cost	$7	$8	$–	$4	$3	$7	$29
Remaining recognition period (years)	2.0	1.0	–	1.0	1.0	3.0	N/A
Assumptions (3)
Stock price ($)	$46.65	$46.65	$46.65	$46.65	$46.65	$46.65	N/A
Expected stock price volatility (4)	20%	20%	N/A	N/A	20%	N/A	N/A
Expected term (years) (5)	2.0	1.0	N/A	N/A	1.0	N/A	N/A
Risk-free interest rate (6)	3.74%	3.90%	N/A	N/A	3.49%	N/A	N/A
Dividend rate ($) (7)	$0.84	$0.84	N/A	N/A	$0.84	N/A	N/A

(1)   Beginning in 2006, compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein, except for time-vested RSUs. In 2005, compensation cost was measured using intrinsic value.
(2)   Compensation cost is based on intrinsic value.
(3)   Assumptions used to determine fair value are at period-end.
(4)   Based on the historical volatility of the Company’s stock over a period commensurate with the expected term of the award.
(5)   Represents the remaining period of time that awards are expected to be outstanding.
(6)   Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(7)   Based on the annualized dividend rate.

(ii) Stock option awards

The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2007, 14.4 million common shares remained authorized for future issuances under these plans.

Options issued by the Company include conventional options, which vest over a period of time; performance options, which vest upon the attainment of Company targets relating to the operating ratio and unlevered return on investment; and performance-accelerated options, which vest on the sixth anniversary of the grant or prior if certain Company targets relating to return on investment and revenues are attained. As at December 31, 2007, the Company’s performance and performance-accelerated stock options were fully vested.

For 2007, 2006 and 2005, the Company granted approximately 0.9 million, 1.1 million and 1.3 million, respectively, of conventional stock options to designated senior management employees that vest over a period of four years of continuous employment.

The total number of options outstanding at December 31, 2007, for conventional, performance and performance-accelerated options was 10.6 million, 0.6 million and 3.5 million, respectively.

U.S. GAAP	Canadian National Railway Company	75

Notes to Consolidated Financial Statements

12 Stock plans (continued)
The following table provides the activity of stock option awards during 2007, and for options outstanding and exercisable at December 31, 2007, the weighted-average exercise price.

	Options outstanding		Nonvested options
		Weighted-		Weighted-
	Number of	average	Number of	average grant
	options	exercise price	options	date fair value
	In millions		In millions
Outstanding at December 31, 2006 (1)	16.9	$23.29	2.1	$11.61
Granted	0.9	$52.73	0.9	$13.36
Forfeited	(0.1)	$37.35	(0.1)	$12.06
Exercised	(3.0)	$20.19	N/A	N/A
Vested	N/A	N/A	(0.6)	$11.20
Outstanding at December 31, 2007 (1)	14.7	$24.55	2.3	$12.34
Exercisable at December 31, 2007 (1)	12.4	$21.17	N/A	N/A

(1)   Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

The following table provides the number of stock options outstanding and exercisable as at December 31, 2007 by range of exercise price and their related intrinsic value, and for options outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the amount that would have been received by option holders had they exercised their options on December 31, 2007 at the Company’s closing stock price of $46.65.

	Options outstanding				Options exercisable
		Weighted-	Weighted-	Aggregate		Weighted-	Aggregate
	Number of	average years	average	intrinsic	Number of	average	intrinsic
Range of exercise prices	options	to expiration	exercise price	value	options	exercise price	value
	In millions			In millions	In millions		In millions
$8.90–$11.90	1.5	1.6	$11.29	$53	1.5	$11.29	$53
$13.54–$19.83	2.6	2.4	$16.19	79	2.6	$16.19	79
$20.27–$27.07	7.5	4.5	$23.12	176	7.5	$23.12	176
$28.93–$40.55	1.2	7.1	$31.69	18	0.5	$31.57	9
$41.40–$46.27	1.1	8.5	$44.42	2	0.2	$44.53	–
$46.73–$57.38	0.8	8.6	$52.00	–	0.1	$51.29	–
Balance at December 31, 2007 (1)	14.7	4.6	$24.55	$328	12.4	$21.17	$317

(1)   Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2007, the total number of in-the-money stock options outstanding was 13.9 million with a weighted-average exercise price of $23.06. The weighted-average years to expiration of exercisable stock options is 3.9 years.

U.S. GAAP	Canadian National Railway Company	76

Notes to Consolidated Financial Statements

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2007	2006	2005	Prior to 2005	Total
Stock-based compensation expense recognized over requisite service period (1)
Year ended December 31, 2007	$6	$2	$3	$–	$11
Year ended December 31, 2006	N/A	$8	$3	$3	$14
Year ended December 31, 2005	N/A	N/A	$2	$16	$18
Fair value per unit
At grant date ($)	$13.36	$13.80	$9.19	$8.61	N/A
Fair value of awards vested during period
Year ended December 31, 2007	$–	$4	$3	$–	$7
Year ended December 31, 2006	N/A	$–	$3	$34	$37
Year ended December 31, 2005	N/A	N/A	$–	$34	$34
Nonvested awards at December 31, 2007
Unrecognized compensation cost	$5	$4	$3	$–	$12
Remaining recognition period (years)	3.1	2.1	1.1	–	N/A
Assumptions
Grant price ($)	$52.79	$51.51	$36.33	$23.59	N/A
Expected stock price volatility (2)	24%	25%	25%	30%	N/A
Expected term (years) (3)	5.2	5.2	5.2	6.2	N/A
Risk-free interest rate (4)	4.12%	4.04%	3.50%	5.13%	N/A
Dividend rate ($) (5)	$0.84	$0.65	$0.50	$0.30	N/A

(1)   Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.
(2)   Based on the historical volatility of the Company’s stock over a period commensurate with the expected term of the award.
(3)   Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.
(4)   Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(5)   Based on the annualized dividend rate.

The following table provides information related to options exercised during the years ended December 31, 2007, 2006 and 2005:

In millions	Year ended December 31,	2007	2006	2005
Total intrinsic value		$105	$156	$139
Cash received upon exercise of options		$61	$101	$115
Related tax benefits realized		$16	$19	$21

Prior to January 1, 2006, the Company followed the fair value based approach for stock option awards and had prospectively applied this method of accounting to all awards granted, modified or settled on or after January 1, 2003, and measured cash settled awards at their intrinsic value at period-end. For the year ended December 31, 2005, if compensation cost had been determined based upon fair values at the date of grant for awards under all plans, the Company’s pro forma net income and earnings per share would have been as follows:

In millions, except per share data	Year ended December 31,	2005
Net income, as reported		$1,556
Add (deduct) compensation cost, net of applicable taxes,
determined under:
Fair value method for all awards granted after
Jan. 1, 2003 (SFAS No. 123)		86
Fair value method for all awards (SFAS No. 123)		(110)
Pro forma net income		$1,532
Basic earnings per share, as reported		$2.82
Basic earnings per share, pro forma		$2.78

Diluted earnings per share, as reported		$2.77
Diluted earnings per share, pro forma		$2.73

U.S. GAAP	Canadian National Railway Company	77

Notes to Consolidated Financial Statements

13 Pensions
The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. The information in the tables that follow pertains to all such plans. However, the following descriptions relate solely to the Company’s main pension plan, the CN Pension Plan (the Plan), unless otherwise specified.

A. Description of the Plan

The Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain/loss sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Canadian National Railways Pension Trust Funds (CN Pension Trust Funds). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Funds and ensuring that the Company, as Administrator, complies with the provisions of the Plan and the related legislation. The Company utilizes a measurement date of December 31 for the Plan.

B. Funding policy

Employee contributions to the Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are determined by actuarial valuations conducted at least on a triennial basis. These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. The latest actuarial valuation of the Plan was conducted as at December 31, 2006 and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $100 million in each of 2008, 2009 and 2010 based on the plans’ current position. All of the Company’s contributions are expected to be in the form of cash.

C. Description of fund assets

The assets of the Plan are accounted for separately in the CN Pension Trust Funds and consist of cash and short-term investments, bonds, mortgages, Canadian and foreign equities, real estate, and oil and gas assets. The assets of the Plan have a fair market value of $15,208 million as at December 31, 2007 ($14,812 million at December 31, 2006). The Plan’s target percentage allocation and weighted-average asset allocations as at December 31, 2007 and 2006, by asset category are as follows:

	Target	December 31,
Plan assets by category	allocation	2007	2006
Equity securities	53%	51%	52%
Debt securities	40%	34%	38%
Real estate	4%	2%	2%
Other	3%	13%	8%
	100%	100%	100%

The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Plan does not invest in the securities of the Company or its subsidiaries.

D. Weighted-average assumptions

The following assumptions are used in accounting for pension benefits:

December 31,	2007	2006	2005
To determine benefit obligation
Discount rate	5.53%	5.12%	5.00%
Rate of compensation increase	3.50%	3.50%	3.75%
To determine net periodic benefit cost
Discount rate	5.12%	5.00%	5.75%
Rate of compensation increase	3.50%	3.75%	3.75%
Expected return on plan assets	8.00%	8.00%	8.00%

To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately.

U.S. GAAP	Canadian National Railway Company	78

Notes to Consolidated Financial Statements

E. Information about the Company’s defined benefit pension plans

The following disclosures in relation to the Company’s defined benefit pension plans are made pursuant to SFAS No. 158 requirements.

(i) Obligations and funded status

In millions	Year ended December 31,	2007	2006
Change in benefit obligation
Benefit obligation at beginning of year		$14,545	$14,346
Adoption of SFAS No. 158 measurement date provision (Note 2)		3	–
Interest cost		742	713
Actuarial (gain) loss		(195)	237
Service cost		150	146
Plan participants’ contributions		54	55
Foreign currency changes		(33)	(1)
Benefit payments and transfers		(847)	(951)
Benefit obligation at end of year		$14,419	$14,545
Component representing future salary increases		(618)	(771)
Accumulated benefit obligation at end of year		$13,801	$13,774

Change in plan assets
Fair value of plan assets at beginning of year		$15,625	$14,874
Employer contributions		75	112
Plan participants’ contributions		54	55
Foreign currency changes		(26)	1
Actual return on plan assets		1,119	1,534
Benefit payments and transfers		(847)	(951)
Fair value of plan assets at end of year		$16,000	$15,625
Funded status (Excess of fair value of plan assets over benefit obligation at end of year)		$1,581	$1,080

(ii) Amounts recognized in the Consolidated Balance Sheet

In millions	December 31,	2007	2006
Noncurrent assets (Note 6)		$1,768	$1,275
Noncurrent liability (Note 9)		(187)	(195)
Total amount recognized		$1,581	$1,080

(iii) Amounts recognized in Accumulated other comprehensive loss (Note 20)

In millions	December 31,	2007	2006
Net actuarial gain		$1,039	$600
Prior service cost		(19)	(38)

(iv) Information for the pension plan with an accumulated benefit obligation in excess of plan assets

In millions	December 31,	2007	2006
Projected benefit obligation		$266	$386
Accumulated benefit obligation		229	337
Fair value of plan assets		79	177

(v) Components of net periodic benefit cost

In millions	Year ended December 31,	2007	2006	2005
Service cost		$150	$146	$138
Interest cost		742	713	742
Expected return on plan assets		(935)	(903)	(884)
Amortization of prior service cost		19	19	18
Recognized net actuarial loss		53	91	3
Net periodic benefit cost		$29	$66	$17

The estimated prior service cost and net actuarial loss for defined benefit pension plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $19 million and nil, respectively.

(vi) Estimated future benefit payments

The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions
2008	$847
2009	879
2010	912
2011	942
2012	971
Years 2013 to 2017	5,245

14 Other income

In millions	Year ended December 31,	2007	2006	2005
Gain on disposal of Central Station Complex (Note 5)		$92	$–	$–
Gain on disposal of investment in EWS (Note 6)		61	–	–
Foreign exchange		24	18	12
Gain on disposal of properties		14	16	26
Equity in earnings of EWS (Note 6)		5	(6)	4
Net real estate costs		(6)	(12)	(12)
Costs related to the Accounts receivable securitization program		(24)	(12)	(16)
Other		–	7	(2)
		$166	$11	$12

U.S. GAAP	Canadian National Railway Company	79

Notes to Consolidated Financial Statements

15 Income taxes

The Company’s consolidated effective income tax rate differs from the Canadian statutory Federal tax rate. The reconciliation of income tax expense is as follows:

In millions	Year ended December 31,	2007	2006	2005
Federal tax rate		22.1%	22.1%	22.1%
Income tax expense at the statutory
Federal tax rate		$(598)	$(603)	$(516)
Income tax (expense) recovery resulting from:
Provincial and other taxes		(318)	(354)	(331)
Deferred income tax adjustments
due to rate enactments		317	228	(14)
Other (1)		51	87	80
Income tax expense		$(548)	$(642)	$(781)
Cash payments for income taxes		$867	$307	$186

(1)	Includes adjustments relating to the resolution of matters pertaining to prior years’ income taxes and other items.

The following table provides tax information for Canada and the United States:

In millions	Year ended December 31,	2007	2006	2005
Income before income taxes
Canada		$1,983	$2,009	$1,769
U.S.		723	720	568
		$2,706	$2,729	$2,337
Current income tax expense
Canada		$(418)	$(440)	$(95)
U.S.		(212)	(199)	(139)
		$(630)	$(639)	$(234)
Deferred income tax recovery (expense)
Canada		$141	$102	$(488)
U.S.		(59)	(105)	(59)
		$82	$(3)	$(547)

Significant components of deferred income tax assets and liabilities are as follows:

In millions	December 31,	2007	2006
Deferred income tax assets
Workforce reduction provisions		$22	$32
Personal injury claims and other reserves		146	215
Other postretirement benefits liability		85	99
Losses and tax credit carryforwards		24	14
		277	360
Deferred income tax liabilities
Net pension asset		429	330
Properties and other		4,688	5,161
		5,117	5,491
Total net deferred income tax liability		$4,840	$5,131
Total net deferred income tax liability
Canada		$2,191	$2,050
U.S.		2,649	3,081
		$4,840	$5,131
Total net deferred income tax liability		$4,840	$5,131
Net current deferred income tax asset		68	84
Long-term deferred income tax liability		$4,908	$5,215

It is more likely than not that the Company will realize the majority of its deferred income tax assets from the generation of future taxable income, as the payments for provisions, reserves and accruals are made and losses and tax credit carryforwards are utilized. At December 31, 2007, the Company had no operating loss carryforwards available to reduce future taxable income. The Company has not recognized a deferred tax asset on the foreign exchange loss recorded in Accumulated other comprehensive loss on its permanent investment in U.S. rail subsidiaries, as the Company does not expect this temporary difference to reverse in the foreseeable future.

The Company recognized tax credits of $4 million in each of 2007, 2006 and 2005 for eligible research and development expenditures, which reduced the cost of properties.

The following table provides reconciliation for unrecognized tax benefits for Canada and the United States:

In millions
Gross unrecognized tax benefits as at January 1, 2007	$140
Additions:
Tax positions related to the current year	14
Tax positions related to prior years	11
Interest accrued on tax positions	15
Deductions:
Tax positions related to prior years	(11)
Interest accrued on tax positions	(6)
Settlements	(5)
Gross unrecognized tax benefits as at December 31, 2007	$158
Adjustments to reflect tax treaties and other arrangements	(81)
Net unrecognized tax benefits as at December 31, 2007	$77

At December 31, 2007, the total amount of gross unrecognized tax benefits was $158 million, before considering tax treaties and other arrangements between taxation authorities, of which $45 million related to accrued interest and penalties. If recognized, all of the net unrecognized tax benefits would affect the effective tax rate.

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in Income tax expense in the Company’s Consolidated Statement of Income.

In Canada, the federal income tax returns filed for the years 2003 to 2006 and the provincial income tax returns filed for the years 1998 to 2006 remain subject to examination by the taxation authorities. In the U.S., the income tax returns filed for the years 2003 to 2006 remain subject to examination by the taxation authorities.

16 Segmented information

The Company manages its operations as one business segment over a single network that spans vast geographic distances and territories, with operations in Canada and the United States. Financial information reported at this level, such as revenues, operating income, and cash flow from operations, is used by corporate management, including the Company’s chief operating decision-maker, in evaluating financial and operational performance and allocating resources across CN’s network.

U.S. GAAP	Canadian National Railway Company	80

Notes to Consolidated Financial Statements

The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region). Corporate management is responsible for, among others, CN’s marketing strategy, the management of large customer accounts, overall planning and control of infrastructure and rolling stock, the allocation of resources, and other functions such as financial planning, accounting and treasury.

The role of each region is to manage the day-to-day service requirements within their respective territories and control direct costs incurred locally. Such cost control is required to ensure that pre-established efficiency standards set at the corporate level are met. The regions execute the overall corporate strategy and operating plan established by corporate management, as their management of throughput and control of direct costs does not serve as the platform for the Company’s decision-making process. Approximately 90% of the Company’s freight revenues are from national accounts for which freight traffic spans North America and touches various commodity groups. As a result, the Company does not manage revenues on a regional basis since a large number of the movements originate in one region and pass through and/or terminate in another region.

The regions also demonstrate common characteristics in each of the following areas:

(i)	each region’s sole business activity is the transportation of freight over the Company’s extensive rail network;

(ii)	the regions service national accounts that extend over the Company’s various commodity groups and across its rail network;

(iii)	the services offered by the Company stem predominantly from the transportation of freight by rail with the goal of optimizing the rail network as a whole;

(iv)	the Company and its subsidiaries, not its regions, are subject to single regulatory regimes in both Canada and the U.S.

For the reasons mentioned herein, the Company  reports as one operating segment.

The following tables provide information by geographic area:

In millions	Year ended December 31,	2007	2006	2005
Revenues
Canada		$5,265	$5,293	$4,839
U.S.		2,632	2,636	2,607
		$7,897	$7,929	$7,446

In millions	Year ended December 31,	2007	2006	2005
Net income
Canada		$1,706	$1,671	$1,186
U.S.		452	416	370
		$2,158	$2,087	$1,556

In millions	December 31,		2007	2006
Properties
Canada			$11,777	$11,129
U.S.			8,636	9,924
			$20,413	$21,053

17 Earnings per share

Year ended December 31,	2007	2006	2005
Basic earnings per share	$4.31	$3.97	$2.82
Diluted earnings per share	$4.25	$3.91	$2.77

The following table provides a reconciliation between basic and diluted earnings per share:

In millions	Year ended December 31,	2007	2006	2005
Net income		$2,158	$2,087	$1,556
Weighted-average shares outstanding		501.2	525.9	551.7
Effect of stock options		6.8	8.4	10.5
Weighted-average diluted shares outstanding		508.0	534.3	562.2

For the years ended December 31, 2007 and 2006, the weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, were 0.1 million and 0.2 million, respectively. For the year ended December 31, 2005, all stock options were dilutive.

18 Major commitments and contingencies

A. Leases

The Company has operating and capital leases, mainly for locomotives, freight cars and intermodal equipment. Of the capital leases, many provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2007, the Company’s commitments under these operating and capital leases were $879 million and $1,620 million, respectively. Minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more and minimum lease payments for capital leases in each of the next five years and thereafter are as follows:

In millions	Operating	Capital
2008	$152	$145
2009	125	165
2010	106	100
2011	84	164
2012	68	75
2013 and thereafter	344	971
	$879	1,620
Less: imputed interest on capital leases at rates ranging from
approximately 3.0% to 7.9%		515
Present value of minimum lease payments included in debt		$1,105

The Company also has operating lease agreements for its automotive fleet with minimum one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

Rent expense for all operating leases was $207 million, $202 million and $233 million for the years ended December 31, 2007, 2006 and 2005, respectively. Contingent rentals and sublease rentals were not significant.

U.S. GAAP	Canadian National Railway Company	81

Notes to Consolidated Financial Statements

18 Major commitments and contingencies (continued)

B. Other commitments

As at December 31, 2007, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $952 million. The Company also had agreements with fuel suppliers to purchase approximately 84% of its anticipated 2008 volume, 59% of its anticipated 2009 volume and 28% of its anticipated 2010 volume, at market prices prevailing on the date of the purchase.

C. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

Canada

Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

At December 31, 2007, 2006 and 2005, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2007	2006	2005
Balance January 1	$195	$205	$204
Accruals and other	41	60	46
Payments	(40)	(70)	(45)
Balance December 31	$196	$195	$205

United States

Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost.

In 2007, 2006 and 2005, the Company recorded net reductions to its provision for U.S. personal injury and other claims pursuant to the results of external actuarial studies of $97 million, $62 million and $21 million, respectively. The reductions were mainly attributable to decreases in the Company’s estimates of unasserted claims and costs related to asserted claims as a result of its ongoing risk mitigation strategy focused on prevention, mitigation of claims and containment of injuries, lower settlements for existing claims and reduced severity relating to non-occupational disease claims.

Due to the inherent uncertainty involved in projecting future events related to occupational diseases, which include but are not limited to, the number of expected claims, the average cost per claim and the legislative and judicial environment, the Company’s future obligations may differ from current amounts recorded.

At December 31, 2007, 2006 and 2005, the Company’s provision for U.S. personal injury and other claims was as follows:

In millions	2007	2006	2005
Balance January 1	$407	$452	$438
Accruals and other	(111)	(8)	61
Payments	(46)	(37)	(47)
Balance December 31	$250	$407	$452

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2007, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

D. Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

The Company is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 21 sites governed by the Superfund law (and other similar federal and state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

U.S. GAAP	Canadian National Railway Company	82

Notes to Consolidated Financial Statements

While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

In 2005, the Company had recorded a liability related to a derailment at Wabamun Lake, Alberta. Over the last two years, this liability was adjusted for additional environmental and legal claims and reduced by payments made pursuant to the clean-up performed. At December 31, 2007, the Company has an amount receivable for the remaining estimated recoveries from the Company’s insurance carriers who covered substantially all expenses related to the derailment above the self-insured retention of $25 million, which was recorded in operating expenses in 2005.

At December 31, 2007, 2006 and 2005, the Company’s provision for specific environmental sites and remediation, net of potential and actual insurance recoveries was as follows:

In millions	2007	2006	2005
Balance January 1	$131	$124	$113
Accruals and other	(1)	17	35
Payments	(19)	(10)	(24)
Balance December 31	$111	$131	$124

The Company anticipates that the majority of the liability at December 31, 2007 will be paid out over the next five years.

The Company also incurs expenses related to environmental regulatory compliance and clean-up requirements. Such expenses amounted to $10 million in 2007 ($10 million in 2006 and $9 million in 2005). In addition, environmental capital expenditures were $14 million in 2007, $18 million in 2006 and $11 million in 2005. The Company expects to incur capital expenditures relating to environmental conditions of approximately $11 million in 2008, $12 million in 2009 and $9 million in 2010.

E. Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2008 and 2017, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At December 31, 2007, the maximum exposure in respect of these guarantees was $145 million. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2007, the maximum potential liability under these guarantees was $462 million, of which $384 million was for workers’ compensation and other employee benefits and $78 million was for equipment under leases and other. During 2007, the Company granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

As at December 31, 2007 and 2006, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The majority of the guarantee instruments mature at various dates between 2008 and 2010.

U.S. GAAP	Canadian National Railway Company	83

Notes to Consolidated Financial Statements

Major commitments and contingencies (continued)

(iii) CN Pension Plan, CN 1935 Pension Plan and BC Rail Ltd Pension Plan

The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, the trustee of the BC Rail Ltd Pension Trust Fund, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at December 31, 2007, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

(iv) General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties, which include, but are not limited to:

(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;

(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;

(c)	contracts for the sale of assets and securitization of accounts receivable;

(d)	contracts for the acquisition of services;

(e)	financing agreements;

(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;

(g)	transfer agent and registrar agreements in respect of the Company’s securities;

(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;

(j)	master agreements with financial institutions governing derivative transactions; and

(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements.

To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

19  Financial instruments

A. Risk management

The Company has limited involvement with derivative financial instruments in the management of its foreign currency and interest rate exposures, and does not use them for trading purposes. At December 31, 2007, the Company did not have any derivative financial instruments outstanding.

(i) Credit risk

In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of each new customer. The Company believes there are no significant concentrations of credit risk.

(ii) Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company had a hedging program which called for entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. However, with an increased application of fuel surcharge on revenues, no additional swap positions were entered into since September 2004. As such, the Company terminated this program in late 2006.

U.S. GAAP	Canadian National Railway Company	84

Notes to Consolidated Financial Statements

 Since the changes in the fair value of the swap positions were highly correlated to changes in the price of fuel, the hedges were accounted for as cash flow hedges, whereby the effective portion of the cumulative change in the market value of the derivative instruments had been recorded in Accumulated other comprehensive loss.

During 2006, the Company’s remaining swap positions matured and  were settled. As a result, the related unrealized gains previously recorded in Accumulated other comprehensive loss were reclassified into income as realized gains (unrealized gains of $57 million, $39 million after-tax at December 31, 2005).

Total realized gains from the Company’s fuel hedging activities, which are recorded as a reduction in fuel expense were $64 million and $177 million for the years ended December 31, 2006 and 2005, respectively.

The Company did not recognize any material gains or losses in each of 2006 and 2005 due to hedge ineffectiveness as the Company’s derivative instruments were highly effective in hedging the changes in cash flows associated with forecasted purchases of diesel fuel.

(iii) Interest rate

The Company is exposed to interest rate risk related to the funded status of its pension and postretirement plans and on a portion of its  long-term debt and does not currently hold any financial instruments  that mitigate this risk. At December 31, 2007, Accumulated other comprehensive loss included an unamortized gain of $11 million, $8 million  after-tax ($12 million, $8 million after-tax at December 31, 2006) relating to treasury lock transactions settled in 2004.

(iv) Foreign currency

The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

For the purpose of minimizing volatility of earnings resulting from the conversion of U.S. dollar-denominated long-term debt into the Canadian dollar, the Company designates the U.S. dollar-denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, unrealized foreign exchange gains and losses on the translation of the Company’s U.S. dollar-denominated long-term debt are recorded in Accumulated other comprehensive loss.

B. Fair value of financial instruments

Generally accepted accounting principles define the fair value of  a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The  Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet  under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and accrued charges, and Other current liabilities:

The carrying amounts approximate fair value because of the short  maturity of these instruments.

(ii) Other assets:

Investments: The Company has various equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value was estimated based on the Company’s proportionate share of its net assets.

(iii) Long-term debt:

The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2007 and 2006 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	December 31, 2007		December 31, 2006
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments	$24	$95	$142	$215
Financial liabilities
Long-term debt (including current portion)	$5,617	$5,850	$5,604	$5,946

U.S. GAAP	Canadian National Railway Company	85

Notes to Consolidated Financial Statements

20 Accumulated other comprehensive loss

The components of Accumulated other comprehensive loss are as follows:

In millions	December 31,	2007	2006
Unrealized foreign exchange loss		$(762)	$(455)
Pension and other postretirement benefit plans		723	403
Derivative instruments		8	8
Accumulated other comprehensive loss		$(31)	$(44)

The components of Other comprehensive income (loss) and the related tax effects are as follows:

In millions	Year ended December 31,	2007	2006	2005
Accumulated other comprehensive loss – Balance at January 1		$(44)	$(222)	$(148)
Other comprehensive income (loss):
Unrealized foreign exchange loss (net of income tax (expense) recovery of $(91), $(231), and $27, for 2007, 2006 and 2005, respectively)(1)		(307)	(232)	(54)
Pension and other postretirement benefit plans (net of income tax expense of $(129), nil, and $(1), for 2007, 2006 and 2005, respectively) (Notes 9, 13)		320	1	3
Derivative instruments (net of income tax recovery of $1, $18, and $12, for 2007, 2006 and 2005, respectively) (Note 19)		–	(39)	(23)
Deferred income tax rate enactment		–	34	–
Other comprehensive income (loss)		13	(236)	(74)
Adjustment to reflect the funded status of benefit plans (Note 2):
Net actuarial gain (net of income tax expense of $(200) for 2006)		–	434	–
Prior service cost (net of income tax recovery of $14 for 2006)		–	(31)	–
Reversal of minimum pension liability adjustment (net of income tax expense of $(6) for 2006)		–	11	–
Accumulated other comprehensive loss – Balance at December 31		$(31)	$(44)	$(222)

(1)   In 2006, the Company adjusted its deferred income tax liability for changes in income tax rates applied to certain temporary differences and also for the income tax effect on the currency translation amount resulting from the difference between the accounting and tax basis of its net investment in foreign subsidiaries. As a result, the Company recorded a $180 million net charge for deferred income taxes in Other comprehensive income (loss).

21 Comparative figures

Certain of the 2006 and 2005 comparative figures have been reclassified in order to be consistent with the 2007 presentation as discussed herein. As a result of the Company’s expansion of its existing non-rail transportation services, in combination with its rail service, the Company has become primarily responsible for the fulfillment of the transportation of goods involving non-rail activities. In order to be consistent with the presentation of other non-rail transportation services, the Company reclassified certain operating expenses incurred for non-rail transportation services, which were previously netted with their related revenues, to reflect the gross reporting of revenues where appropriate. This change had no impact on the Company’s operating income and net income, as both revenues and operating expenses were increased by $213 million for 2006 and $206 million for 2005. In addition, the Company reclassified its non-rail transportation revenues to Other revenues. Previously, various revenues for non-rail transportation services were reported in both Rail freight revenues and Other revenues.

U.S. GAAP	Canadian National Railway Company	86

Non-GAAP Measures – unaudited

The Company makes reference to non-GAAP measures in this Annual Report that do not have any standardized meaning prescribed by U.S. GAAP and are, therefore, not necessarily comparable to similar measures presented by other companies and, as such, should not be considered in isolation. Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of the specified items in the adjusted measures below do not, however, imply that such items are necessarily non-recurring. The Company also believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The Company defines free cash flow as cash provided from operating activities, excluding changes in the accounts receivable securitization program and changes in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities and the payment of dividends. A reconciliation of the various non-GAAP measures presented in this Annual Report to their comparable U.S. GAAP measures is provided herein:

Reconciliation of adjusted performance measures – 2007 and 2006

In millions, except per share data, or unless otherwise indicated
Year ended December 31,	2007			2006
	Reported	Adjustments(1)	Adjusted	Reported	Adjustments(2)	Adjusted

Revenues	$7,897	$–	$7,897	$7,929	$–	$7,929
Operating expenses	5,021	–	5,021	4,899	–	4,899
Operating income	2,876	–	2,876	3,030	–	3,030

Interest expense	(336)	–	(336)	(312)	–	(312)
Other income	166	(153)	13	11	–	11

Income before income taxes	2,706	(153)	2,553	2,729	–	2,729
Income tax expense	(548)	(280)	(828)	(642)	(277)	(919)
Net income	$2,158	$(433)	$1,725	$2,087	$(277)	$1,810

Operating ratio	63.6%		63.6%	61.8%		61.8%
Diluted earnings per share	$4.25	$(0.85)	$3.40	$3.91	$(0.51)	$3.40

(1)    Adjusted to exclude the impact of a deferred income tax recovery of $328 million ($0.64 per diluted share) that resulted mainly from the enactment of corporate income tax rate changes in Canada, as well as the gains on sale of the Central Station Complex of $92 million, or $64 million after-tax ($0.13 per diluted share) and the Company’s investment in English Welsh and Scottish Railway of $61 million, or $41 million after-tax ($0.08 per diluted share).
(2)    Adjusted to exclude the impact of a deferred income tax recovery of $277 million ($0.51 per diluted share) that resulted primarily from the enactment of lower corporate income tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes.

Free cash flow – 2007 and 2006

In millions	Year ended December 31,	2007	2006

Cash provided from operating activities		$2,417	$2,951
Cash used by investing activities		(895)	(1,349)
Cash provided before financing activities		1,522	1,602

Adjustments:
Change in accounts receivable securitization		(228)	82
Dividends paid		(418)	(340)
Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents		(48)	(1)
Free cash flow		$828	$1,343

Canadian National Railway Company	86

Corporate Governance

CN is committed to being a good corporate citizen. At CN, sound corporate citizenship touches nearly every aspect of what we do, from governance to business ethics, from safety to environmental protection. Central to this comprehensive approach is our strong belief that good corporate citizenship is simply good business.

CN has always recognized the importance of good governance. As it evolved from a Canadian institution to a North American publicly traded company, CN voluntarily followed certain corporate governance requirements that, as a company based in Canada, it was not technically compelled to follow. We continue to do so today. Since many of our peers – and shareholders – are based in the United States, we want to provide the same assurances of sound practices as our U.S. competitors.

Hence, we adopt and adhere to corporate governance practices that either meet or exceed applicable Canadian and U.S. corporate governance standards. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), CN complies with applicable rules adopted by the Canadian Securities Administrators and the rules of the U.S. Securities and Exchange Commission giving effect to the provisions of the U.S. Sarbanes-Oxley Act of 2002.

As a Canadian company, we are not required to comply with many of the NYSE corporate governance rules, and instead may comply with Canadian governance practices. However, except as summarized on our website (www.cn.ca/cngovernance), our governance practices comply with the NYSE corporate governance rules in all significant respects.

Consistent with the belief that ethical conduct goes beyond compliance and resides in a solid governance culture, the governance section on the CN website contains CN’s Corporate Governance Manual (including the charters of our Board and of our Board committees) and CN’s Code of Business Conduct. Printed versions of these documents are also available upon request to CN’s Corporate Secretary.

Because it is important to CN to uphold the highest standards in corporate governance and that any potential or real wrongdoings be reported, CN has also adopted methods allowing employees and third parties to report accounting, auditing and other concerns, as more fully described on our website.

We are proud of our corporate governance practices. For more information on these practices, please refer to our website, as well as to our proxy circular – mailed to all shareholders and also available on our website.

Canadian National Railway Company	88

2007 President’s Awards for Excellence

Employees from across the company were recognized for outstanding achievement in 2007, with the President’s Awards for Excellence. Their accomplishments in the five categories of Service, Cost Control, Asset Utilization, Safety and People made a real difference to CN.

Category: Service

Winner: Louis Fedele, account manager, Concord, Ontario

Louis’ skilful negotiations helped lead to a major new agreement with shipping giant COSCO for business at the new port in Prince Rupert, British Columbia. Despite the enormous complexity of the undertaking that involved working with representatives in Canada, the U.S. and China, he overcame many obstacles and succeeded in securing a very significant amount of guaranteed business for the next five years.

Winner: Lori Needham, account manager, Forest Product Sales; Prince George, British Columbia

Lori established a new relationship between CN and its First Nations neighbours that is enhancing the well-being of the community and has led to a significant growth in revenues for CN. Lori seized the opportunity to work with Canwood International to provide transportation service for British Columbia Mountain Pine beetle log surplus for export to Asia. She spearheaded the construction of a 25-car siding for loading the logs for export via Vancouver.

Category: Cost Control

Winner: ODI Medical Claims Team

Susan Campbell and Amanda Schmidt, benefit claim agents, Homewood, Illinois

Joining CN in 2006 to administer invoices for medical services provided to employees with work-related injuries, Sue and Mandy have applied their skills to realize major savings for CN. They negotiated lower fees, collected reimbursements and took advantage of a national medical discount program.

Winner: Dave Beaton, officer, Motive Power Planning, Edmonton, Alberta and Pierre Beaulieu, senior manager, Commodity Tax, Montréal

Dave and Pierre joined forces to obtain tax savings for CN on fuel used in locomotives for purposes other than pulling the train, also known as “hotel power.” Pierre identified the potential for the saving, while Dave tackled the complex task of establishing a methodology to determine the amount of fuel used to generate hotel power. Working together, they were able to secure hundreds of thousands of dollars in tax refunds.

Winner: Time Reporting System Team

Monique Bélanger, advisor, Employment Legislation and Denis Latreille, manager, Time Reporting Systems, Montréal

The skills of Monique Bélanger and Denis Latreille were put to the test when they were called upon to improve the administration of overtime worked by employees and how it is reported to Human Resources and Social Development Canada (HRSDC).

Despite the size and complexity of the task, they put the tools in place to allow for more accurate time reporting and came out with flying colours.

While Monique had a frontline role with government authorities, Denis’ job was to work behind the scenes to make appropriate modifications to the company’s time reporting system. Over the course of several months, Denis worked with each company division to design and implement a time reporting tool that suited their needs. He also had to develop reports in the formats requested by HRSDC. At the same time, Monique coordinated with the HRSDC to ensure that CN was satisfactorily fulfilling its reporting requirements. Thanks to their efforts, CN now has the right tools in place for accurate time reporting that meets HRSDC requirements.

Category: Asset Utilization

Winner: Hot Aluminum Coil Team

Derek Carter and John Mueller, assistant superintendents, Flat Rock, Michigan; Annick Daigle, service manager, Marketing and Robert Pearson, account manager, Montréal

These team members used their ingenuity to develop a whole new traffic handling plan that would prevent a client from moving to the trucking industry. Their plan not only convinced the customer to sign a new three-year contract with CN but also achieved the ultimate goal in asset utilization– better service without adding any cars to the fleet.

Category: Safety

Winner: Ronnie Rasberry, track inspector, Jackson, Mississippi

Ronnie’s sense of responsibility prevented a potential accident from occurring. When he noticed a slight loss of ballast between the main tracks on a concrete arch bridge, he not only reported it but also continued to check it himself every day. This vigilance paid off when he noticed a shift in the bridge and immediately removed it from service: within 36 hours, the bridge had collapsed.

Winner: Mays Yard Bridge Gang, Jackson, Mississippi

Kevin Day, manager, Structures; Ronnie Long, foreman; Vern McManus, carpenter; Larry Rainer, engineer, Bridges and Structures

This group was assigned the task of replacing the bridges in the Katrina-stricken Mays Yard in New Orleans while full operations in the yard were maintained. The working conditions were very difficult. They had to build a berm to hold back the steady stream of water flowing out of the ground, pump water from beneath their feet, and cope with extreme heat and the hazards of confined spaces. Despite all this, they never lost sight of their top priority – safety. The job was completed on time and injury free.

Category: People

Winner: Grievance Tracking System Project Team

Ron Bowden, manager, Labour Relations and Kalyan Gopalakrishnan, application leader, Regional Systems, Concord, Ontario; Danielle Farley, manager, Labour Relations, Homewood, Illinois and Plamen Hristov Hristov, system analyst, Montréal

These team members pooled their skills to build a system from scratch that contributes in a major way to culture change at CN. Their Grievance Tracking System centralizes and computerizes all claims and grievances across the entire network and means that checking on how problems in the field are being managed can now be done in real time. This unique system is specifically designed for each one of CN’s almost 100 collective agreements – by union, by agreement and by region.

Special Award – Terminal of the Year

Winners: Symington Yard, Winnipeg, Manitoba

The some 1,000 employees who work at Winnipeg’s Symington Yard pulled together to enhance results in 2007, making major strides in productivity improvement. The secret to this successful turnaround involved applying CN’s five guiding principles and setting goals to which each and every employee could contribute.

Canadian National Railway Company	89

Board of Directors (As at December 31, 2007)

J.V. Raymond Cyr, O.C., LL.D.	David G.A. McLean, O.B.C., LL.D.	The Honourable	E. Hunter Harrison,LL.D.
Chairman of the Board	Chairman of the Board	Edward C. Lumley, P.C., LL.D.	President and
PolyValor Inc.	Canadian National Railway Company	Vice-Chairman	Chief Executive Officer
Committees: 3, 5*, 7, 8	Chairman of the Board and	BMO Capital Markets	Canadian National Railway Company
	Chief Executive Officer	Committees: 2, 5, 6, 7, 8*	Committees: 4*, 7
The McLean Group
Committees: 3*, 4, 5, 6, 7, 8

James K. Gray, O.C., A.O.E., LL.D.	Edith E. Holiday	Hugh J. Bolton, FCA
Corporate Director	Corporate Director and Trustee	Chairman of the Board
Former Chairman and	Former General Counsel	EPCOR Utilities Inc.
Chief Executive Officer	United States Treasury Department	Committees: 1, 3, 6, 7
Canadian Hunter Exploration Ltd.	Secretary of the Cabinet
Committees: 3, 5, 6, 7, 8	The White House
Committees: 3, 5, 6, 7, 8

Canadian National Railway Company	90

Ambassador Gordon D. Giffin	Michael R. Armellino, CFA	V. Maureen Kempston Darkes,	Robert Pace
Senior Partner	Retired Partner	O.C., D.Comm., LL.D.	President and
McKenna Long & Aldridge	The Goldman Sachs Group, LP	Group Vice-President	Chief Executive Officer
Committees: 2, 5, 6, 7	Committees: 1, 2, 7*, 8	General Motors Corporation	The Pace Group
		President	Committees: 1, 3, 6*, 7, 8
GM Latin America, Africa
and Middle East
Committees: 2, 5, 7, 8

Robert H. Lee, C.M.,O.B.C., LL.D.	A. Charles Baillie, O.C., LL.D.	Denis Losier, LL.D.	Committees:
Chairman	Former Chairman and	President and	1 Audit
Prospero Group of Companies	Chief Executive Officer	Chief Executive Officer	2 Finance
Committees: 1, 2, 7, 8	The Toronto-Dominion Bank	Assumption Life	3 Corporate governance and
	Committees: 1, 2*, 6, 7	Committees: 1*, 3, 7, 8	nominating
4 Donations
5 Environment, safety and security
		Directors Emeritus	6 Human resources and compensation
		Purdy Crawford	7 Strategic planning
		Cedric Ritchie	8 Investment

*denotes chairman of the committee

Canadian National Railway Company	91

Chairman of the Board and Select Senior Officers of the Company (As at December 31, 2007)

David G.A. McLean	Tullio Cedraschi*	Sean Finn	Claude Mongeau
Chairman of the Board	President and	Senior Vice-President	Executive Vice-President and
	Chief Executive Officer	Public Affairs,	Chief Financial Officer
	CN Investment Division	Chief Legal Officer and
E. Hunter Harrison		Corporate Secretary
President and			Robert E. Noorigian
Chief Executive Officer	Mike Cory		Vice-President
	Vice-President	James M. Foote	Investor Relations
	Operations	Executive Vice-President
	Eastern Region	Sales and Marketing
Jean-Jacques Ruest
Senior Vice-President
	Keith E. Creel	Fred R. Grigsby	Marketing
	Executive Vice-President	Senior Vice-President and
	Operations	Chief Information Officer
Gordon T. Trafton
Senior Vice-President
	Les Dakens	Stan Jablonski	Southern Region
	Senior Vice-President	Senior Vice-President
	People	Sales
Jim Vena
Senior Vice-President
	Sameh Fahmy		Western Region
Senior Vice-President
Engineering, Mechanical and
Supply Management

*Mr. Cedraschi retired
in January 2008.
His successor is
Russell Hiscock.

Canadian National Railway Company	92

Shareholder and investor information

Annual meeting
The annual meeting of shareholders will be held	Stock exchanges
at 10:00 am (central time) on April 22, 2008 at	CN common shares are listed on the Toronto and
The Peninsula Chicago	New York stock exchanges.
4th floor
Grand Ballroom	Ticker symbols:
108 East Superior Street	CNR (Toronto Stock Exchange)
Chicago, Illinois, U.S.A.	CNI (New York Stock Exchange)

Annual information form	Investor relations
The annual information form may be obtained by writing to:	Robert Noorigian
Vice-President, Investor Relations
The Corporate Secretary	Telephone: (514) 399-0052 or 1-800-319-9929
Canadian National Railway Company
935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9	Shareholder services
Shareholders having inquiries concerning their shares
or wishing to obtain information about CN should contact:
Transfer agent and registrar
Computershare Trust Company of Canada	Computershare Trust Company of Canada
Shareholder Services
Offices in:	100 University Avenue, 9th Floor
Montreal, QC; Toronto, ON; Calgary, AB; Vancouver, BC	Toronto, Ontario M5J 2Y1
Telephone: 1-800-564-6253
Computershare Trust Company, N.A.
Offices in:
Golden, CO	Head office
Canadian National Railway Company
Telephone: 1-800-564-6253	935 de La Gauchetière Street West
www.computershare.com	Montreal, Quebec H3B 2M9

P.O. Box 8100
Dividend payment options	Montreal, Quebec H3C 3N4
Shareholders wishing to receive dividends by Direct Deposit or in
U.S. dollars may obtain detailed information by communicating with:

Computershare Trust Company of Canada
Telephone: 1-800-564-6253

Additional copies of this report are	La version française du présent rapport
available from:	est disponible à l’adresse suivante :

CN Public Affairs	Affaires publiques CN
935 de La Gauchetière Street West	935, rue de La Gauchetière Ouest
Montreal, Quebec H3B 2M9	Montréal (Québec) H3B 2M9
Telephone: 1-888-888-5909	Téléphone : 1 888 888-5909
Email: contact@cn.ca	Courriel : contact@cn.ca

935 de La Gauchetière Street West, Montreal, Quebec H3B 2M9	www.cn.ca